EXHIBIT 99.D

AMENDED AND RESTATED DESCRIPTION OF HUNGARY
DATED OCTOBER 25, 2013

This document is an exhibit to Hungary’s Annual Report on Form 18-K for the fiscal year ended December 31, 2012.

FOREIGN EXCHANGE

Except as otherwise specified, all amounts in this report are expressed in Hungarian forints (“forint” or “HUF”), in euro (“euro” or “EUR”) and in U.S. dollars (“USD”). All currency conversions in this report are at the Hungarian National Bank’s (the “NBH”) official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange for a particular period. For your convenience, we have converted certain amounts from forint into USD and/or euro at the average exchange rate for each relevant period or the exchange rate in effect on a given date.

The following table sets forth the forint/euro exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated:

	2008	2009	2010	2011	2012
	(HUF per EUR)
Year end	264.78	270.84	278.75	311.13	291.29
Average for year	251.25	280.58	275.41	279.21	289.42

Source: NBH

The following table sets forth the forint/USD exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated:

	2008	2009	2010	2011	2012
	(HUF per USD)
Year end	187.91	188.07	208.65	240.68	220.93
Average for year	171.80	202.26	208.15	200.94	225.37

Source: NBH

On October 14, 2013, the official middle exchange rates were HUF217.92 = USD1.00, HUF295.37 = EUR1.00 and EUR0.74 = USD1.00. For information on the convertibility of the forint, see “Monetary and Financial System — Exchange Rate Policy — Foreign Exchange and Convertibility of the Forint.”

Totals in certain tables in this report may differ from the sum of the individual items in such tables due to rounding. In addition, certain figures contained in this report are estimates prepared in accordance with procedures customarily used in Hungary for the reporting of data. Certain other figures are preliminary in nature. In each case, the actual figures may vary from the estimated or preliminary figures set forth in this report.

PRESENTATION OF INFORMATION

Unless otherwise indicated, all data in this report are presented for comparison purposes in accordance with the methodology of the International Monetary Fund (the “IMF”) (as set forth in the Manual on Governance Finance Statistics, IMF 1986) (“GFS”). In order to comply with its European Union (“EU”) accession obligations, Hungary produces certain data on the basis of the European System of Accounts 95 (“ESA”). ESA methodology monitors revenues and expenditures on an accrual basis, whereas GFS methodology monitors revenues and expenditures on a cash basis. Under ESA, certain issued state guarantees are reclassified as government debt and increase the deficit. The definition of the general government sector is extended to include certain quasi-governmental institutions.

In June 2008, there was a methodological change in the calculation of the balance of payment statistics related to compensation of employees in order to bring the methodology in line with international standards. The procedure of monitoring employee income payments was replaced by estimates made on the basis of the Hungarian Central Statistical Office (“CSO”) administrative resources for the purposes of balance of payments statistics. This covers the gross earnings of employees in its entirety. Taxes and contributions paid and received in connection with wages are also shown under current transfers.

On September 30, 2008, the NBH modified the calculation methodology of the balance of payments. According to the NBH, the revision of goods data is the most significant of the areas affected by the revision. In the past, trade-accredited assets in the balance of payments were determined basically by the difference between cash-based trade data reported to the NBH and accruals-based statistical data as measured by the CSO. After the change in methodology, the NBH recorded a large part of calculated turnover in trade credit as statistical error (under errors and omissions) and started to examine the causes of deviations together with the CSO. During the examination, enterprises not registered in the territory of Hungary, only obliged to declare VAT but playing an increasingly greater role in the country’s foreign trade, became the center of attention. Such enterprises provide data for Hungary’s foreign trade statistics, in accordance with the practice of the EU. While the data must be treated as part of Hungarian foreign trade, consistent with international standards on foreign trade statistics, there are no clearly defined recommendations for their treatment in the national accounts and the balance of payments. In the view of domestic experts, in terms of the national accounts and the balance of payments, such enterprises do not constitute part of the Hungarian economy and, therefore, they should be recorded differently from the standards on foreign trade statistics. This means that trade margins on foreign trade transactions should be ignored when assessing the performance of the Hungarian economy. The NBH has revised the values of goods exports and imports recorded in the balance of payments in a way that the balance of goods has been adjusted by the amounts above. The revision has not affected the CSO’s official foreign trade statistics. As a result of this methodological change, the NBH revised the balance of payments data for the years 2006 and 2007. All balance of payments data in this report have been calculated based on the revised methodology.

SUMMARY

Hungary lies in Central Europe and covers an area of approximately 93,000 square kilometers. Hungary is bordered by seven countries: Slovakia and Ukraine to the north, Romania to the east, Serbia and Croatia to the south, and Slovenia and Austria to the west. The Danube River crosses Hungary, connecting the country with ports on the Black Sea. Hungary has historically been a nexus of social and cultural life and a trade link between Eastern and Western Europe. Hungary’s capital is Budapest.

Currently, the population of Hungary is approximately 9.9 million. Approximately 69% of the population lives in urban areas and approximately 1.7 million live in Budapest, which is the political, administrative, cultural and commercial center of Hungary. While approximately 84% of the population is Magyar, there are minorities of Armenian, Bulgarian, Croat, Greek, German, Polish, Roma, Romanian, Ruthenian, Serb, Slovak, Slovenian and Ukrainian ethnicity.

Hungary is a republic with a representative form of government. In 1989, the previous Constitution was adopted, instituting a multi-party democratic government, making Hungary one of the first formerly communist countries in Central and Eastern Europe to undertake democratic reform. On April 18, 2011, Parliament adopted the Fundamental Law of Hungary as the new constitution of Hungary, which was promulgated on April 25, 2011 and went into effect on January 1, 2012 (the “Fundamental Law”). Until December 31, 2011, the country was known as “The Republic of Hungary”. Pursuant to the Fundamental Law, the country changed its name and is now known as “Hungary.”

Selected Hungarian Economic Indicators

The following table sets out certain macroeconomic statistics regarding Hungary for the periods indicated:

Selected Macroeconomic Statistics

	For the year ended December 31,					First quarter of		Second quarter of
	2008	2009	2010	2011	2012(1)	2013(1)		2013(1)
Economic Data(2)
Nominal GDP (HUF billions)	26,543.3	25,626.5	26,513.0	27,635.4	28,048.1	6,470.7		7,267.0
Real GDP (growth in %)(9)	0.9	(6.8)	1.1	1.6	(1.7)	(0.9)		0.5
Real exports (growth in %)	5.7	(10.2)	14.2	6.3	2.0	1.1		3.0
Real imports (growth in %)	5.5	(14.8)	12.7	5.0	0.1	0.4		4.7
Rate of unemployment (as of the period end (%))	8.0	10.5	10.8	10.7	10.7	11.8		10.3
Consumer prices (growth in %)	6.1	4.2	4.9	3.9	5.7	2.9	(5)	2.3	(8)
Producer prices (growth in %)	5.0	4.9	4.5	4.2	4.3	0.7	(5)	0.3	(8)
State Budget; Public and External Debt(3)
State budget surplus/(deficit) (HUF billions)	(918.4)	(528.7)	(1,128.5)	(1,600.7)	(510.0)	(493.6	)(4)	(228.1	)(4)
as a % of GDP	(3.5)	(2.1)	(4.3)	(5.8)	(1.8)	n/a		n/a
Total revenues (HUF billions)	12,548.1	12,911.0	12,410.5	12,937.0	13,479.5	3,463.7	(4)	3,786.1	(4)
as a % of GDP	47.3	50.4	46.8	46.8	48.1	n/a		n/a
Public debt (HUF billions), unconsolidated	18,103.9	18,964.9	20,041.0	20,955.5	20,720.1	21,692.4		22,238.4
as a % of GDP	68.2	74.0	75.6	75.8	73.9	n/a		n/a
External public debt (HUF billions)	6,774.8	8,468.5	8,842.8	10,170.4	8,326.6	8,967.8		9,040.1
as a % of GDP	25.5	33.0	33.4	36.8	29.7	n/a		n/a
Balance of Payments Data(6)
Current account (EUR billions)	(7.8)	(0.2)	0.2	0.4	1.0	0.7		0.6
as a % of GDP	(7.3)	(0.2)	0.2	0.4	1.0	n/a		n/a
Exports (EUR billions)(7)	85.9	70.7	81.5	90.3	91.5	22.6		23.5
Imports (EUR billions)(7)	85.6	66.3	76.2	84.0	84.6	20.7		21.5
NBH’s foreign exchange reserves (EUR billions)(10)	24.0	30.7	33.7	37.8	33.9	35.5		34.3

Sources: Hungarian Central Statistical Office, NBH, Ministry for National Economy

Notes:

(1)              Preliminary data.

(2)              Derived from data published by the CSO.

(3)              Derived from the government budget as published by the Ministry for National Economy, according to the GFS methodology.

(4)              Non-consolidated data excluding local governments.

(5)              Average data for the first three months of the year.

(6)              Derived from data published by the NBH.

(7)              Including goods and services.

(8)              Average data for the first six months of the year.

(9)              Data not adjusted for calendar-day effect.

(10)       As of the end of the period indicated.

Recent Political Developments

On January 1, 2012, the Act on Economic Stability of Hungary went into effect. The Act contains government debt reduction rules and detailed regulation of central government debt limits, central government debt, the legal status of the Government Debt Management Agency, and the organizational and procedural order of the Budgetary Council.  On September 23, 2013, Parliament adopted an Amendment to this Act, which, in certain circumstances, entitles the Government to use additional revenue-raising measures including taxes if the annual central budget proves insufficient.

On January 1, 2012, the Act on Public Finance went into effect, which divides the Hungarian public finance system into two subsystems: the subsystem of central government and the subsystem of municipalities. The social security funds and the separated state funds became part of the central government budget.

On January 1, 2012, the Act on National Assets went into effect, which provides for the protection of certain assets owned by the state or local governments or their public or private organizations. The Act determines the scope and rules of management of national assets, and limitations related to selling, lending and utilization of national assets, in order to ensure such assets serve the public interest.

On July 1, 2012, the New Labor Code of Hungary went into effect, which contains the fundamental regulation of employment and provides a more flexible legal relationship between employers and employees.

On November 6, 2012, the European Court of Justice, in a judgment based upon an action of the European Commission, declared that a national scheme requiring the compulsory retirement of judges, prosecutors and notaries upon reaching the age of 62 gave rise to a difference in treatment on grounds of age which was not appropriate or necessary and caused Hungary to fail to fulfill its obligations of establishing a general framework for equal treatment in employment and occupation.

On November 9, 2012, Parliament amended the Transitional Provisions of the Fundamental Law in accordance with the Bill on Election Procedure to add a constitutional provision requiring prior registration on-line or in person as a precondition to the right to vote and to incorporate the compulsory retirement age of judges and prosecutors. The President of Hungary refused to sign the amendment to the Transitional Provisions and submitted several provisions for preliminary review before the Constitutional Court. On December 28, 2012, the Constitutional Court declared that Parliament had exceeded its legislative authority when it enacted these provisions. On January 4, 2013, the Constitutional Court — based on the petition of the President of Hungary — declared that certain provisions of the Bill on Election Procedure were contrary to the Fundamental Law of Hungary.

In order to comply with the ruling of the Constitutional Court and with the decision of the Court of Justice of the European Union, the Hungarian Government submitted a Bill on amendments to the compulsory retirement age of judges on December 21, 2012, which was adopted by Parliament on March 11, 2013, pursuant to which, the mandatory retirement age shall be reduced gradually to 65 years old by December 31, 2022 for all public legal professionals.

On February 8, 2013, all the members of the governing party signed and submitted a Bill on the fourth amendment to the Fundamental Law (“Fourth Amendment”) to Parliament as a reaction to several decisions of the Constitutional Court, and the Fourth Amendment was adopted by Parliament on March 11, 2013. The Fourth Amendment is intended, inter alia, to implement several provisions of the Transitional Provisions of the Fundamental Law that were annulled by the Constitutional Court, such as the competence of Parliament to recognize religious groups as churches. It also introduces new limitations on political advertising and eliminates certain of the previous limitations. The Fourth Amendment does not include the pre-registration requirement regarding parliamentary elections, in compliance with the previous decision of the Constitutional Court.  On June 10, 2013, the Government submitted a Bill on the Fifth Amendment to the Fundamental Law to Parliament and on September 16, 2013, Parliament adopted the Fifth Amendment to the Fundamental Law, which, amongst other things, eliminated certain limitations on political advertising introduced by the Fourth Amendment.

In accordance with the Fourth Amendment, decisions of the Constitutional Court that predate the date that the Fundamental Law went into effect shall become annulled; however, the legal consequences of such decisions are not affected. Furthermore, the Fourth Amendment would only allow the Constitutional Court to review the constitutionality of provisions of law brought before it and other provisions having a close and substantial connection with such provisions of law as were brought before it.

On April 8, 2013, Parliament adopted an Act on election procedure that eliminated the controversial rules of pre-registration from August 1, 2013 in accordance with the decision of the Constitutional Court. The new Act also eliminates limitations on political advertising such as mandatory campaign silence and the prohibition of the publication of poll numbers on and before the election day.

On April 12, 2013, Mr. Jose Manuel Barroso, President of the European Commission, sent a letter to Mr. Viktor Orbán, Prime Minister of Hungary, regarding the European Commission’s serious concerns about the compatibility of the Fourth Amendment with EU legislation and with the principle of the rule of law. Once the European Commission finalizes its legal analysis, the European Commission will start infringement procedures, if applicable.

On July 5, 2013, Parliament adopted an Act on the amendment of certain laws in connection with the Fourth Amendment of the Fundamental Law that (i) modifies the authority of the Constitutional Court and implements new control functions such as the preliminary and subsequent control of the Fundamental Law or any amendments thereto and (ii) provides for the preliminary constitutional review of normative decrees in order to ensure constitutional review in the case of the operating rules of Parliament irrespective of its legal source.

On January 1, 2012, the new Act on the National Bank of Hungary went into effect, which raised the number of Monetary Council members to a minimum of five and a maximum of nine, and set the number of Deputy Governors of the NBH at a minimum of two and a maximum of three. Following a proposal by the Prime Minister, Deputy Governors are appointed by the President. On June 7, 2013, the Government submitted a Bill on the new Act on the National Bank of Hungary, which aims to merge the central bank function and the financial supervisory function under the National Bank of Hungary, to eliminate the Hungarian Financial Supervisory Authority (“HFSA”).  On July 26, 2013, the European Central Bank (“ECB”) provided an opinion expressing concern with certain aspects of the merger including, amongst other things, central bank independence, transitional timeframes and the transition of roles and duties, and compatibility with European Union treaties.  On October 1, 2013, the merger of the HFSA and the National Bank of Hungary went into effect, and, in accordance with the Act, the Financial Stability Committee has now been set up.  On September 16, 2013, Parliament adopted the Fifth Amendment to the Fundamental Law, which provides, inter alia, for a constitutional basis for the merger. Subsequently, the ECB provided an opinion dated October 7, 2013, reiterating some of the concerns mentioned in its opinion dated July 26, 2013.

On March 11, 2013, the European Commission brought an action against Hungary before the European Court of Justice, arguing that the national regulation of Hungary does not comply with an EU Directive regarding excise duties for alcohol. The relevant EU Directive provides that the allowance provided in the national regulation of EU Members shall not be more than 50% of the normal rate of the excise duty.

On July 16, 2013, Tibor Navracsics, Minister of Public Administration and Justice, announced that the Government intends to settle the position of debtors indebted in foreign currencies. Subsequently, Mihály Varga, Minister for National Economy, announced that the Government intends to settle the position of mortgage loans taken for the purpose of home purchases. Subsequently, on July 24, 2013, the Government declared that foreign currency-denominated mortgage loans for the purpose of home purchases should be phased out of the Hungarian loan market and that the Government would start related negotiations with the Hungarian Banking Association.

On September 6, 2013, the Government submitted an amendment to the Budget Act for 2013, which will increase the general government deficit according to GFS methodology by HUF 171.0 billion for 2013.  The following table sets forth the additional expenditures included in such amendment.

(in HUF billions)

Purchase of E.ON assets(1)	71.0
Funding of cooperative credit institutions	100.0
Raising of EU funds contributions	20.0
Increase of wages in the public education sector	32.5
Non-state public education	5.0
Human services	4.6
Higher education	11.0
Costs connected to E-toll system	10.9
Total additional expenditures	255.0
Decrease of reserves	84.0
Additional deficit	171.0

Source: MNE

Notes:

(1)         Purchase of shares of two companies involved in natural gas trade and storage: E.ON Földgáz Trade Földgázkereskedő Zrt. és az E.ON Földgáz Storage Földgáztároló Zrt.

On September 27, 2013, a Bill was submitted on amendments of certain acts in order to reduce the regulated prices for electricity, gas and district heating.  The Bill was adopted by Parliament on October 14, 2013.

Recent Economic Performance

In 2012, GDP decreased by 1.7% according to data not adjusted for calendar-day effect. Value added by the agricultural industry dropped significantly as a result of unfavorable weather conditions, with the sector falling by 18.9%. As external demand weakened, value added by the manufacturing sector diminished by 0.4%. Construction contracted by 6.3% as home construction continued to struggle due to continuing tightened credit constraints. The unemployment rate and consumer sentiment did not improve, and, as a result, domestic demand was weak.

Domestic use diminished by 3.5% in 2012. Consumption decreased by 1.5%. Gross fixed capital formation contracted by 3.7% as a result of still unfavorable investor sentiment. Gross capital formation fell by 11.2%, partly as a result of significant decrease in inventories. Net exports slowed down the 3.5% contraction of domestic use to a 1.7% decline of GDP. Exports grew by 1.7%. The dynamics of imports lagged behind that of exports due to weak investment sentiment and stagnating consumption, as import demand from investment and consumption still faltered. Imports decreased slightly by 0.1%.

In the first half of 2013, GDP decreased by 0.2% according to data not adjusted for calendar-day effect. Value added by the agricultural industry grew significantly as a result of favorable weather conditions compared to the previous year, with the sector increasing by 12.9%. As external demand was weaker, value added by the industry sector (i.e., manufacturing, mining and quarrying and electricity) decreased by 1.6%. Construction increased by 5.1%, partly as a result of infrastructure projects. The value added by the service sector decreased by 0.3%. The unemployment rate and consumer sentiment did not improve significantly, and, as a result, domestic demand is weak.

Domestic use increased by 0.1% in the first half of 2013. Consumption contracted by 0.4%. Gross fixed capital formation grew only by 0.1%, as a result of still unfavorable investor sentiment. Gross capital formation increased by 2.5%. Net exports turned the growth of domestic use of 0.1% into a 0.2% fall of total GDP. Exports grew by 2.1%, mainly as a result of the slightly improving state of the economy in Western Europe. Imports increased at a higher pace of 2.6% due to growing investments.

2014 Budget

On September 30, 2013 Mr. Mihály Varga, the Minister for National Economy, submitted the Bill on the annual central budget of Hungary for the year 2014 to Parliament.  According to the proposal, the planned general government deficit according to GFS methodology (including local governments) will be HUF 954.8 billion in 2014 equaling 3.1% of projected GDP. According to the proposal the planned general government deficit according to ESA methodology (including local governments) will be HUF 887.4 billion in 2014 equaling 2.9% of projected GDP.

The Budget Bill is a preliminary budget bill. This preliminary bill contains numbers that are subject to review and revision by members of Parliament. Members of Parliament engage in extensive committee and plenary debates of the budget bill and make amendments to it before passing the budget for the next year. Because of this process, a preliminary budget bill will give only an initial sense of a budget and is not binding on the Government or Parliament.

OVERVIEW OF HUNGARY

General

Hungary (until December 31, 2011, the country was known as “The Republic of Hungary,” hereinafter referred to as “Hungary”) lies in Central Europe and covers an area of approximately 93,000 square kilometers (“km”). Hungary is bordered by seven countries: Slovakia and Ukraine to the north, Romania to the east, Serbia and Croatia to the south and Slovenia and Austria to the west. The Danube River crosses Hungary, connecting the country with ports on the Black Sea. Hungary has historically been a nexus of social and cultural life and a trade link between Eastern and Western Europe. Hungary’s capital is Budapest.

Currently, the population of Hungary is approximately 9.9 million. Approximately 69% of the population lives in urban areas and approximately 1.7 million live in Budapest, which is the political, administrative, cultural and commercial center of Hungary. While approximately 84% of the population is Magyar, there are minorities of Armenian, Bulgarian, Croat, Greek, German, Polish, Roma, Romanian, Ruthenian, Serb, Slovak, Slovenian and Ukrainian ethnicity.

The following table sets forth certain information with respect to the population growth rate in Hungary for the periods indicated:

The Population of Hungary

	As of January 1,
	2008	2009	2010	2011	2012	2013(1)
Population (in thousand persons)	10,045	10,031	10,014	9,986	9,932	9,909
Increase (decrease) in population (%)	(0.2)	(0.1)	(0.2)	(0.3)	4(0.5)	(0.2)

Source: CSO

Note:

(1)              Preliminary data.

The following table sets forth the age distribution for the population of Hungary for the periods indicated:

The Age Distribution of the Population of Hungary

	As of January 1,
	2009	2010	2011	2012	2013(1)
	(Number of persons)
0-14	1,492,608	1,476,856	1,457,210	1,440,290	1,430,865
15-64	6,898,089	6,873,985	6,857,377	6,815,721	6,766,258
65+	1,640,278	1,663,483	1,671,135	1,675,914	1,701,675

Source: CSO

Note:

(1)              Preliminary data.

Political System

Transformation and New Constitution

Immediately after World War II, Hungary was governed by a “grand coalition” of Hungarian political parties. By 1948, however, all non-communist parties had been abolished with the support of the Soviet Union. The Hungarian Socialist Workers’ Party dominated all facets of government until 1990.

During the late 1980s, the political system in Hungary changed dramatically. On October 23, 1989, Hungary was proclaimed a republic and, to signify the country’s change in status to a free democratic state, Hungary’s name was changed from the “Hungarian People’s Republic” to the “Republic of Hungary.” Also in 1989, the constitution was substantially amended to its current form. Under this new constitution, Hungary instituted a multi-party democratic government, making it one of the first formerly communist countries in Central and Eastern Europe to undertake democratic reforms. Non-communist political parties were established in 1989, and, in 1990, the first multi-party elections in the country since 1947 took place.

On April 18, 2011, Parliament adopted the Fundamental Law of Hungary as the new constitution of Hungary (“New Constitution” or, if referring to any constitution in effect at the time, the “Constitution”). The New Constitution was promulgated on April 25, 2011 and went into effect on January 1, 2012. The major developments of the New Constitution include, inter alia, the following:

•                       the new name of the country, which is “Hungary”;

•                       the notion of a “Cardinal Act,” which may only be passed, modified or repealed by the votes of two-thirds of the present Members of Parliament;

•                       the principle of balanced, transparent and sustainable management of the budget, which principle will be enforced primarily by Parliament and the Government;

•                       the notion of autonomous regulatory organizations, which will be established by a Cardinal Act of Parliament;

•                       the main responsibilities of the Constitutional Court;

•                       the function of the Commissioner for Fundamental Rights;

•                       the framework rules for public finances;

•                       limitations on the level of government debt; and

•                       the fundamental rules for the responsibilities and composition of the Budgetary Council and rules for the appointment of its president.

Aimed at the balanced, transparent and sustainable management of the budget, the New Constitution sets certain general rules for public finances.

Under the New Constitution, Parliament will not be entitled to adopt an Act on the central budget that would result in the level of government debt exceeding 50% of the gross domestic product. Furthermore, in the course of implementation of the central budget, it will not be allowed to draw a loan or undertake a financial obligation on behalf of Hungary that results in a level of government debt exceeding 50% of the gross domestic product.

The New Constitution includes certain exemptions and transitional rules until the actual level of government debt is reduced to the above-mentioned limit.

Upon the occurrence of a “special legal order” and to the extent necessary to mitigate the effects of the events and circumstances triggering the special legal order, or, in the event of a significant and enduring national economic recession, to the extent necessary to restore the balance of the national economy, Parliament and the Government are entitled to deviate from the limitations described above. “Special legal order” means a state of national crisis, state of emergency, state of preventive defense, event of unexpected attack or state of danger.

Until the level of government debt falls below 50% of gross domestic product, Parliament will be obligated to adopt an Act on the central budget that provides for a decrease of the government debt to gross domestic product ratio. Until the level of government debt falls below 50% of gross domestic product, in the course of implementation of the central budget, it will not, however, be allowed to draw a loan or undertake a financial obligation on behalf of Hungary that results in an increase of the ratio of government debt to gross domestic product from the previous calendar year.

As long as the government debt exceeds 50% of the gross domestic product, the Constitutional Court may, within its competence pursuant to the respective provisions of the New Constitution, rule on the conformity of Acts on: (i) the central budget; (ii) the implementation of the budget; (iii) central taxes; (iv) stamp duties and contributions; (v) customs duties; and (vi) the central requirements related to local taxes, with those aspects of the New Constitution relating to rights to life and human dignity, to the protection of personal data, to the freedom of thought, conscience and religion, or in connection with the rights related to Hungarian citizenship, and it may only annul these Acts for the violation of these rights. Acts governing the above matters may be annulled by the Constitutional Court without restriction if the procedural requirements laid down in the New Constitution for the creation and publication of such rules of law have not been complied with.

The method for calculating government debt and gross domestic product and the rules for implementation of the government debt limitations mentioned above are determined in an Act of Parliament.

The New Constitution prescribes that the burden of public finances; the fundamental rules of the pension system; the establishment of autonomous regulatory organs; the detailed rules of the responsibilities, organization and operation of the Constitutional Court; the detailed rules of the operation of the Budgetary Council; and the method for calculating the level of government debt and gross domestic product will be regulated by Cardinal Acts of Parliament.

The New Constitution provides for a constitutional basis for the operation of the Budgetary Council and enhances the current statutory provisions applicable to the Council.

Subsequent to the adoption of the New Constitution, four amendments to the new Constitution have been adopted, the last of which (the Fourth Amendment) was adopted on March 11, 2013. The Bill on the Fifth Amendment to the Constitution was submitted on June 10, 2013. See “Recent Political Developments” below.

President

The President of Hungary is the head of the state, elected by Parliament for a term of five years. The President may, but need not, be elected from the members of Parliament (but cannot be both President and a member of Parliament at the same time). The President may only be re-elected once. The President’s authority is limited. Most of the actions taken by the President require the countersignature of the Prime Minister or the appropriate minister. As of January 1, 2012, the main powers of the President include:

•                       representing the nation as head of state;

•                       acknowledging the binding force of international treaties and agreements with prior authorization given by Parliament(1);

•                       attending and addressing any session of Parliament;

•                       acting as commander-in-chief of the armed forces;

•                       setting the date for Parliamentary and local elections;

•                       initiating certain measures in Parliament;

•                       initiating referenda;

•                       appointing and removing, among others, the President and Vice-Presidents of the NBH; and

•                       granting pardons.

Note:

(1)          Until December 31, 2011, the President was entitled to conclude international treaties and agreements on behalf of Hungary; however, agreements that were legislative in character still required the prior consent of Parliament.

The recent regular presidential election was held in August 2010, when Mr. Pál Schmitt was elected as President. Mr. Pál Schmitt resigned on April 2, 2012. Pursuant to certain constitutional rules, Mr. László Kövér, as the Chairman of Parliament, acted as provisional acting president as from April 2, 2012 until May 10, 2012. On May 2, 2012, Mr. János Áder was elected as President by Parliament and took his office as of May 10, 2012. The next presidential election is expected to be held in 2017.

Government

The government of Hungary (the “Government”) consists of the Prime Minister and other ministers forming the Cabinet (currently nine ministers, including two deputy prime ministers, one of them without portfolio, but until March 6, 2013, 10 ministers, including two deputy prime ministers, one of them without portfolio). The Government is charged with the executive function of Hungary and with proposing legislation to Parliament. The Prime Minister and the Government’s program is approved by a simple majority vote of Parliament. The Prime Minister is nominated by the President of Hungary and elected by Parliament to serve for four years. If the Prime Minister loses his/her office for any reason, such as resignation, death or removal through a no-confidence vote, and, therefore, the Government loses its mandate, a new Prime Minister will be elected by Parliament with a mandate that expires after the next general election. The other ministers are nominated by the Prime Minister and appointed and removed by the President. There are two substitute prime ministers nominated by the Prime Minister, who shall replace the Prime Minister if he/she loses his/her office by reason of death, loss of his/her voting right or conflict of interest. On May 29, 2010, Mr. Viktor Orbán submitted the government program. On the same day, the Government was formally inaugurated.

Parliament

The single-chamber Hungarian Parliament is the country’s supreme legislative body. Parliament elects the President, the Prime Minister, the members of the Constitutional Court, the President and Vice-Presidents of the State Audit Office, the President of the Supreme Court and the Attorney General. See “Recent Political Developments.”

Members of Parliament are elected by popular vote for four-year terms. Elections are held using a combination of individual constituency voting (the candidate receiving the most votes in a particular district being elected from that district) and proportional voting (parties receiving at least 5% of the popular vote proportionally dividing a set number of seats). Hungary last held Parliamentary elections in April 2010. See “Recent Parliamentary Elections.”

On December 23, 2011, Parliament adopted the Act on the Elections of Members of Parliament of Hungary, which stipulates that the 199 Members of Parliament shall be elected by general, equal, secret and direct ballot. The system is a mixed and one-round election system. This new law will be first applied at the next Parliamentary elections, which will occur in April 2014.

On April 16, 2012, Parliament adopted the Act on Parliament, which changed the operation of Parliament, the rules of Parliamentary Members’ remuneration and the rules regarding conflicts of interest.

Judiciary

The Hungarian judiciary consists of the Curia (prior to January 1, 2012, known as the Supreme Court), the county courts, the Metropolitan Court of Budapest (as of January 1, 2012, their names were changed to “tribunals” and “Metropolitan Tribunal of Budapest,” respectively) and the district and labor courts. Legislation may provide for special courts to be convened for certain types of cases. Three Courts of Appeal located in Budapest, Pécs, Szeged, Debrecen and Győr have regional jurisdiction. As of January 1, 2012, new special courts were established for public administration cases. Prior to January 1, 2013, the district courts were known as local courts. The Curia sets guidelines for the judicial process of every court. Resolutions concerning uniformity are binding on all courts. Judges are independent and are subordinate only to the law. District courts have original jurisdiction. The Courts of Appeal, the county tribunals and the Metropolitan Tribunal of Budapest have both appellate and original jurisdiction. The President of Hungary nominates, and Parliament elects, the President of the Curia. The President of the Curia nominates, and the President of Hungary appoints, the Vice-Presidents of the Curia. The President of Hungary also appoints and removes professional (non-arbitration) judges. The President of Hungary may only remove professional judges by following the causes and procedures prescribed by law.

The Constitutional Court is separate from the regular Hungarian judiciary. It decides on the constitutionality of legislation and other actions as set forth in the Hungarian Constitution. The Constitutional Court may annul any law or legal measure that it determines to be unconstitutional. Any person may initiate proceedings in the Constitutional Court to address issues within its jurisdiction. The New Constitution includes changes to the main responsibilities of the Constitutional Court. The New Constitution entitles the Constitutional Court to annul a legal rule or a single judgment or to apply other specific legal consequences set forth by Cardinal Act, only if such legal rule or judgment is contrary to the Constitution or an international agreement of Hungary. It also increases the number of members on the Constitutional Court from 11 to 15 and the term of their mandates from nine to 12 years. Members and the President of the Constitutional Court are elected by a two-thirds majority of the Members of Parliament, and Members of the Constitutional Court may not be re-elected. In June 2011, Parliament elected four new members of the Constitutional Court, who filled their positions on September 1, 2011.

The Fourth Amendment of the New Constitution (as hereinafter defined) broadened the authority of the Constitutional Court. See “Recent Political Developments.”

Legislation facilitating and regulating the market economy is relatively new. Consequently, Hungarian courts are generally less experienced than their Western European counterparts in areas such as securities, banking and commercial law. Parties often refer disputes relating to such matters to the court of arbitration attached to the Hungarian Chamber of Commerce and Industry or the Permanent Court of Arbitration of Financial and Capital Markets.

On January 11, 2012, the European Commission commenced legal action against Hungary over new legislation that came into force on January 1, 2012 regarding the mandatory early retirement of judges and prosecutors at the age of 62 rather than 70, and the effect of that mandate on the independence of the judiciary. As a result of the legal action of the European Commission and the decision of the Constitutional Court of Hungary, the legislation has been amended to gradually reduce the retirement age from 70 to 65 depending on the age of judges and prosecutors.  See “Recent Political Developments.”

Parliamentary Commissioners

On July 11, 2011, Parliament adopted the Act on the Commissioner for Fundamental Rights in compliance with the New Constitution. The Commissioner for Fundamental Rights and his two deputies replaced the former system under which four Parliamentary Commissioners were primarily tasked with defending the public’s rights vis-à-vis the public administration. The Commissioner and his deputies shall be elected by a two-thirds majority of the Members of Parliament, for a term of six years. One of the deputies is responsible for safeguarding the constitutional rights and interests of future generations, while the other deputy is responsible for safeguarding the rights of minorities living in Hungary. The Commissioner for Fundamental Rights will have broader responsibility than the former Parliamentary Commissioners, and may conduct special proceedings against organizations that are not public bodies (e.g., companies, banks, social organizations) upon a complaint that such organization seriously violates a fundamental right of a large number of natural persons.

On July 11, 2011, Parliament also adopted the Act on Informational Self-Determination and Freedom of Information. Upon such Act, a new authority, the independent National Agency for Data Protection and Freedom of Information has been established as of January 1, 2012 replacing the previous Data Protection Commissioner’s Office. The Agency is responsible for supervision and facilitation of the enforcement of data protection rights and freedom of information in Hungary, including the maintenance of the Data Protection Register and providing opinions on related legislative proposals and categories of official secrets.

Local Government

Hungary is divided into administrative units, which include the capital (Budapest), counties, cities/towns and villages. Local governments are autonomous, democratically manage local affairs and may set the rates of certain limited local taxes. The Hungarian Constitution grants all local authorities the same fundamental rights; however, the duties and responsibilities of local governments may differ according to national and local legislation. Local governments consist of representative bodies, whose members are elected for four-year terms. Decisions of local authorities may only be revised if they conflict with the Constitution or national legislation. Local government elections were last held on October 3, 2010. See “Local Government Elections.”

On December 19, 2011, the Act on Local Governments of Hungary was adopted by Parliament. Under this Act, which took effect as of January 1, 2012, the Government is entitled to supervise local governments through the metropolitan and county government agencies, in order to control their lawful operation. The Act introduced certain restrictions relating to debt management of local governments — such as concluding credit or loan agreements or issuing local government bonds — and requiring that each funding transaction be approved by the Government. The annual incurrence of debt by local governments is limited to 50% of the revenues of the local government. Such rules of local government debt management shall be applied for the planning and implementation of local government budgets for calendar year 2013.

Recent Parliamentary Elections

Hungary held Parliamentary elections in April 2010. Nominees of the following parties gained mandates: the Hungarian Socialist Party (“HSP”), the electoral partnership comprising Fidesz-Hungarian Civic Union (“Fidesz”) and the Christian Democrats People’s Party (“CDPP”), Jobbik — Movement for a Better Hungary (“Jobbik”) and LMP — Politics Can Be Different (“LMP”). Fidesz and CDPP formed an alliance before the elections and submitted a joint list of nominees. The following table sets forth the results of the 2010 Parliamentary elections as published by the Hungarian National Election Office (the “NEO”):

	Number of seats	Share of seats
		(%)
Fidesz-CDPP	263	68.14
HSP	59	15.28
Jobbik	47	12.18
LMP	16	4.15
Independent Representatives	1	0.26
Total	386	100.00

Source: NEO

Composition of Parliament as of December 31, 2012

	Number of seats	Share of seats
		(%)
Jobbik	43	11.14
LMP	15	3.89
Fidesz	226	58.55
HSP	48	12.44
CDPP	37	9.59
Independent Representatives	17	4.40
Total	386	100.00

Source: Parliament of Hungary

Composition of Parliament as of October 15, 2013

	Number of seats		Share of seats
			(%)
Jobbik	43		11.20
LMP	7		1.82
Fidesz	224		58.33
HSP	48		12.50
CDPP	35		9.11
Independent Representatives	27		7.03
Total	384	(1)	100.00

Source: Parliament of Hungary

Note:

(1)               Dr. Lajos Dorkota and Dr. Andor Nagy, two former members of Fidesz, resigned their mandate on June 30, 2013 and August 22, 2013, respectively.

Fidesz-CDPP obtained a majority of the Parliamentary seats in the 2010 elections. Fidesz-CDPP formed a government with a total of 263 of the 386 Parliamentary seats. Mr. Viktor Orbán was proposed by the then-current President of Hungary and was elected by Parliament to serve as the new Prime Minister.

In 2010 and 2011, the Fidesz-CDPP coalition enacted the following amendments to the Hungarian Constitution:

(1)               reduction in the number of Parliamentary seats from 386 to a maximum of 200, of which 13 members representing national and ethnic minorities could be elected (such amendments to be effective commencing with the next parliamentary elections), and introduction of the position of deputy prime minister and a new category of government officials;

(2)               introduction of a nomination committee, composed of members proportionate to the members of the Parliamentary factions, to replace the previous method for nominating the members of the Constitutional Court;

(3)               amendment to the right to freedom of the press and the inclusion of the concept of pluralism and the right to be informed about public affairs, intended to foster and enrich national and European identity and Hungarian and minority languages, to strengthen national cohesion and satisfy community demands;

(4)               narrowing of the Constitutional Court’s scope of review, such that legal norms on the budget, budget execution, central taxes, duties, contributions, customs and general terms of local taxes may only be reviewed and annulled by the Constitutional Court if the initiative to review is solely based on specific constitutional rights;

(5)               implementation of an anti-corruption amendment providing that income sourced from public resources or bodies managing state-owned assets or from entities owned or controlled by the Government may be taxed retroactively (but limited to the five-year period preceding the applicable tax year), at a rate less than the full income;

(6)               granting to the chairpersons of the Hungarian Financial Supervisory Authority (the “HFSA”) and the National Media and Infocommunication Authority the authority to issue decrees to regulate the markets for which they are responsible; and

(7)               implementation of an amendment to the election rules for the members of the Constitutional Court, increasing the number of the members from 11 to 15, extending the term of the members from nine years to 12 years and modifying the election rules for the chairperson of the Constitutional Court, who shall be elected by Parliament.

On January 1, 2011, Act CLXXXV of 2010 on Media Services and Mass Media and Act CIV of 2010 of Freedom of the Press and the Fundamental Rules on Media Content (collectively, the “Media Laws”) went into effect. The Media Laws established the Media Council, which consists of members elected by Parliament by a two-thirds majority for a term of nine years. The Media Laws provide rules to ensure that members are independent, and the members are expected to have no ties, either formal or informal, with any political party or with the Government. The Media Laws cover a variety of media content, ranging from traditional print and radio to television and internet newspapers. Under the Media Laws, information presented in media must be balanced, media is prohibited from defaming or inciting hatred or social exclusion against any community and the Media Council may impose fines for violating “public interest, public morals or order.” Additionally, the Media Laws establish legal protection for journalistic sources: they define rules for the protection of the professional conduct of journalists against undue interference from media owners or advertisers and create immunity for journalists committing minor offenses, if unavoidable, in the course of their investigations for the benefit of the public.

On March 7, 2011, an amendment to the Media Laws was adopted by Parliament to ensure that they comply with the relevant EU directive and adopt the revisions as negotiated with the EU. The amendment clarifies, among other things, the use of the term “offenses to minority or majority groups,” modifies the scope of the Media Laws in connection with non-Hungarian media content providers, abolishes the prior registration requirement of on-demand audiovisual services and abolishes the requirement of “providing balanced information” in the case of on-demand audiovisual services.

Recent Political Developments

On January 1, 2012, the Act on Economic Stability of Hungary went into effect. The Act contains regulations related to government debt reduction rules and detailed regulation of central government debt limits, rules of governing the central government debt, the legal status of the Government Debt Management Agency, and the organizational and procedural order of the Budgetary Council.

On January 1, 2012, the Act on Public Finance went into effect, which divides the Hungarian public finance system into two subsystems: the subsystem of central government and the subsystem of municipalities. The social security funds and the separated state funds became part of the central government budget.

On January 1, 2012, the Act on National Assets went into effect, which provides for the protection of certain assets owned by the state or local governments or their public or private organizations. The Act determines the scope and rules of management of national assets, and limitations related to selling, lending and utilization of national assets, in order to ensure such assets serve the public interest.

On January 1, 2012, the new Act on the National Bank of Hungary went into effect, which raised the number of Monetary Council members to a minimum of five and a maximum of nine, and set the number of Deputy Governors of the NBH to a minimum of two and a maximum of three; prior to the adoption of the new Act on the National Bank of Hungary, the number of Deputy Governors of the NBH was set at two. Following a proposal by the Prime Minister, Deputy Governors are appointed by the President. The Governor, the Deputy Governors and five other members elected by Parliament constitute the Monetary Council. “See Monetary and Financial System.”

On July 1, 2012, the New Labor Code of Hungary went into effect, which contains the fundamental regulation of employment and provides a more flexible legal relationship between employers and employees.

On November 6, 2012, the European Court of Justice, in a judgment based upon an action of the European Commission, declared that by adopting a national scheme requiring the compulsory retirement of judges, prosecutors and notaries upon reaching the age of 62, Hungary had failed to fulfill its obligations of establishing a general framework for equal treatment in employment and occupation. The court stated that this scheme gave rise to a difference in treatment on grounds of age which was not appropriate or necessary.

On November 9, 2012, Parliament amended the Transitional Provisions of the Fundamental Law in accordance with the Bill on Election Procedure to add a constitutional provision requiring prior registration on-line or in person as a precondition to the right to vote and to incorporate the compulsory retirement age of judges and prosecutors (such age limits were challenged by the European Commission as described above under “Judiciary”). Although the foregoing Bill on Election Procedure was passed on November 26, 2012, the President of Hungary refused to sign the amendment to the Transitional Provisions and submitted several provisions for preliminary review before the Constitutional Court. On December 28, 2012, the Constitutional Court declared that Parliament had exceeded its legislative authority when it enacted, inter alia, the pre-registration requirement and the compulsory retirement age of judges and prosecutors in the Transitional Provisions of the Fundamental Law.

On January 4, 2013, the Constitutional Court — based on the petition of the President of Hungary — declared that certain provisions of the Bill on Election Procedure were contrary to the Fundamental Law of Hungary. According to the Constitutional Court, the voter registration requirement unjustifiably restricted the right to vote. Certain provisions of the electoral campaign rules included in the Bill on Election Procedure were also found to be contrary to the Fundamental Law.

On February 8, 2013, all the members of the governing party signed and submitted a Bill on the fourth amendment to the Fundamental Law (“Fourth Amendment”) to Parliament as a reaction to several decisions of the Constitutional Court, and the Fourth Amendment was adopted by Parliament on March 11, 2013.

The Fourth Amendment is intended, inter alia, to implement several provisions of the Transitional Provisions of the Fundamental Law that were annulled by the Constitutional Court, such as the competence of Parliament to recognize religious groups as churches and the limitation of political advertising. Pursuant to the Fourth Amendment, any political advertising may be broadcast on radio or television channels free of charge, and during the campaign period preceding the national and European parliamentary elections, solely via the public radio and television channels. It therefore eliminated the mandatory campaign silence and the prohibition of the publication of poll numbers on and before the election day. The Fourth Amendment does not include the pre-registration requirement regarding parliamentary elections, in compliance with the previous decision of the Constitutional Court.

Furthermore, the Fourth Amendment would narrow the competence of the Constitutional Court by providing that the Constitutional Court would only undertake a review of the constitutionality of provisions of law brought before it and would not be entitled to extend its review to other provisions not challenged, unless those provisions have a close and substantial connection with a provision of law under review.

In accordance with the Fourth Amendment, decisions of the Constitutional Court that predate the date that the Fundamental Law went into effect shall become annulled; however, the legal consequences of such decisions are not affected.

On February 11, 2013, Parliament adopted the Act on the New Civil Code, which will go into effect on March 15, 2014 (“New Civil Code”). The New Civil Code includes major changes to the former code, such as broadening its scope to include family law and company law, which are currently regulated by separate Acts. Furthermore, some new types of contracts are specified and regulated by the New Civil Code, such as the intermediary (agency) contract, the trust asset management contract, the distribution contract, the franchise contract, the factoring contract and the financial lease contract. The Bill on transitional provisions regulating the implementation and application of the New Civil Code with respect to existing legal relationships was submitted on September 6, 2013.

On March 3, 2013, the term of Dr. György Matolcsy as Minister for National Economy ended, and on March 4, 2013, Dr. György Matolcsy was appointed President of the National Bank of Hungary.

On March 6, 2013, the term of Mr. Mihály Varga as Minister without portfolio ended, and on March 7, 2013, Mr. Mihály Varga was appointed Minister for National Economy.

In order to comply with the ruling of the Constitutional Court (No 33/2012) and with the decision of the Court of Justice of the European Union (case C-286/12), the Hungarian Government submitted a Bill on amendments to the upper age limits applicable to certain judicial positions on December 21, 2012, which was adopted by Parliament on March 11, 2013. Pursuant to these amendments, the mandatory retirement age shall be reduced gradually to 65 years old by December 31, 2022 for all public legal professionals.

On March 11, 2013, the European Commission brought an action against Hungary before the European Court of Justice, arguing that the national regulation of Hungary does not comply with an EU Directive regarding excise duties for alcohol, since the rate of the excise duty on the manufacture of ethyl alcohol in distilleries is set at HUF0 up to a maximum amount of 50 liters per year per an individual customer and the manufacture of ethyl alcohol by individuals who are allowed to produce a maximum amount of 50 liters per year is exempt from special excise duty.  The relevant EU Directive provides that the allowance provided in the national regulation of EU Members shall not be more than 50% of the normal rate of the excise duty.

On April 8, 2013, Parliament adopted an Act on the election procedure that eliminated the controversial rules of pre-registration. In accordance with the decision of the Constitutional Court, Hungarian residents may participate in future elections without prior registration, and non-resident citizens may apply via mail, internet customer portal, or the official website of elections to be included on the electoral roll from August 1, 2013. The new Act also eliminates the mandatory campaign silence and the prohibition of the publication of poll numbers on and before the election day.

On April 12, 2013, Mr. Jose Manuel Barroso, President of the European Commission, sent a letter to Mr. Viktor Orbán, Prime Minister of Hungary, regarding the European Commission’s serious concerns about the compatibility of the Fourth Amendment with EU legislation and with the principle of the rule of law. Once the European Commission finalizes its legal analysis, the European Commission will start infringement procedures, if applicable. The letter in particular refers to the Commission’s concerns about the conformity with EU law of the new articles of the Constitution regarding (i) a clause that, subject to certain limitations, provides that if the State incurs a payment obligation as a result of a court decision, the State may impose a tax on citizens to generate revenue to satisfy that obligation, (ii) the powers given to the President of the National Office for the Judiciary to transfer cases and (iii) subject to a more detailed analysis, the restrictions on the publication of political advertisements.

On June 7, 2013, the Government submitted a Bill on the new Act on the National Bank of Hungary, which aims to merge the central bank function and the financial supervisory function under the National Bank of Hungary, and to eliminate the Hungarian Financial Supervisory Authority (“HFSA”). Under the proposal, this Act would go into effect on October 1, 2013.

On June 10, 2013, the Government submitted a Bill on the Fifth Amendment to the Fundamental Law, in order to provide the constitutional basis for the proposed merger of central bank and financial supervisory authority functions and the elimination of HFSA.

On June 26, 2013, Parliament adopted an Act on the amendment of certain acts related to organizing “remote” gambling. The Act provides for remote gambling (including on-line gambling and sports bets) services within the framework of a state regulated and supervised scheme. The national gambling organizer is entitled, by the virtue of law, to organize remote gambling, while other organizers are entitled upon a concession agreement concluded as a result of a concession tender, and upon paying the concession fee stipulated by the annual budget act for the relevant year, to organize remote gambling. For the year 2013, the concession fee is one hundred million forint (HUF100,000,000) per each type of remote gambling. The Act went into effect on July 19, 2013.

On July 5, 2013, Parliament adopted an Act on the amendment of certain laws in connection with the Fourth Amendment of the Fundamental Law. This Act modifies the authority of the Constitutional Court and implements new control functions of the Constitutional Court in compliance with the Fourth Amendment, such as the preliminary and — if the Government, 25% of the Members of Parliament, the President of the Curia, the General Prosecutor or the parliamentary commissioner initiates within 30 days — subsequent control of the Fundamental Law or any amendments thereto. Furthermore, the Act provides for the preliminary constitutional review of normative decrees, in order to ensure constitutional review in the case of the operating rules (including technical details of submissions, interpellations, voting) of Parliament irrespective of its legal source.

On July 16, 2013, Tibor Navracsics, Minister of Public Administration and Justice, announced that the Government intends to settle the position of debtors indebted in foreign currencies. Subsequently, Mihály Varga, Minister for National Economy, announced that the Government intends to settle the position of mortgage loans taken for the purpose of home purchases. Subsequently, on July 24, 2013, the Government declared that foreign currency-denominated mortgage loans for the purpose of home purchases should be phased out of the Hungarian loan market and that the Government would start related negotiations with the Hungarian Banking Association. On September 5, 2013, the Government asked the Hungarian Banking Association to modify the terms of the existing foreign currency-denominated mortgage loans in order to help debtors by November 1, 2013. If the Hungarian Banking Association does not comply with the Government’s request, the Government will take steps to help the debtors. On October 15, 2013, Mr. Zoltán Cséfalvay, the Secretary of State for National Economy, announced that if the Hungarian Banking Association does not provide a solution that is acceptable to the Government by the beginning of November 2013, the Government will submit a Bill to Parliament to settle the situation. According to the announcement, the Government’s solution will be based on the following three principles: (i) debt service payments on foreign exchange denominated mortgage loans must be decreased substantially, (ii) long-term predictability of debt service payments should be ensured and (iii) those indebted in foreign currency should not be better off than those indebted in Hungarian forint. As the exact plan to help the debtors is not finalized yet, details on the impact on earnings of the banking sector and on the public finances are not yet available.

Also on July 16, 2013, the Government announced that the family personal income tax allowance should be deductible not only from personal income tax, but also from the healthcare contribution and the pension contribution paid by the employee. It is likely that the relevant legislation regarding personal income tax and certain laws on taxation will be introduced during the autumn of 2013.

On July 26, 2013, the ECB provided an opinion with respect to the integration of the HFSA into the National Bank of Hungary.  This opinion stated in part that, in the context of the transfer of the HFSA’s duties to the National Bank of Hungary pursuant to the new Act on the National Bank, the principle of central bank independence requires that such transfer should not affect the National Bank of Hungary’s ability to carry out tasks related to the eurosystem as well as national tasks.  The opinion also expressed concern with certain aspects of the merger including, amongst other things, transitional timeframes and the transition of roles and duties, and compatibility with European Union treaties. Subsequently, the ECB provided an opinion dated October 7, 2013, reiterating some of the concerns mentioned in its opinion dated July 26, 2013.

On September 6, 2013, the Government submitted an amendment to the Budget Act for 2013, which will increase the general government deficit according to GFS methodology by HUF 171.0 billion for 2013. The following table sets forth the additional expenditures included in such amendment.

(in HUF billions)

Purchase of E.ON assets(1)	71.0
Funding of cooperative credit institutions	100.0
Raising of EU funds contributions	20.0
Increase of wages in the public education sector	32.5
Non-state public education	5.0
Human services	4.6
Higher education	11.0
Costs connected to E-toll system	10.9
Total additional expenditures	255.0
Decrease of reserves	84.0
Additional deficit	171.0

Source: MNE

Notes:

(1)  Purchase of shares of two companies involved in natural gas trade and storage: E.ON Földgáz Trade Földgázkereskedő Zrt. és az E.ON Földgáz Storage Földgáztároló Zrt..

On September 16, 2013, Parliament adopted the Fifth Amendment to the Fundamental Law, which eliminated certain limitations on political advertising introduced by the Fourth Amendment and provided the constitutional basis for the merger of central bank and financial supervisory authority functions and the elimination of the HFSA.

On September 23, 2013, Parliament adopted the Amendment to the Act on Economic Stability of Hungary, which in certain circumstances entitles the Government to raise revenue until government debt is reduced to half of annual gross domestic product. Pursuant to the Amendment, the Government may use any measures stipulated in the Act on Public Finances or may propose to introduce a new tax, duty, contribution, levy or fee, if a payment obligation occurs and the governmental appropriations of the annual central budget are not sufficient for the fulfillment of such payment obligation.

On September 27, 2013, HSP introduced a Bill on the Sixth Amendment to the Fundamental Law that would incorporate a right to public utilities consistent with human dignity and allowances on prices based on the financial circumstances of the consumer.

Also on September 27, 2013, a Bill was submitted on amendments of certain acts in order to reduce utility fees. The Bill aims to reduce the regulated prices for electricity, gas and district heating by 11.1% compared to the price level of September 2013. As a result, the regulated prices for electricity, gas and district heating for November 2013 are expected to be 20% lower compared to those of December 2012. The Bill was adopted by Parliament on October 14, 2013.

On September 30, 2013, Mr. Antal Rogán, faction leader of Fidesz-CDPP, announced that a working group has been set up within the framework of the governing party in order to examine the possibility of incorporating utility price reductions into the New Constitution.

On October 1, 2013, the merger of the HFSA and the National Bank of Hungary went into effect, and in accordance with the new Act on the National Bank of Hungary, the Financial Stability Committee has been set up. Within the framework of the strategy adopted by the Monetary Council, the Financial Stability Committee is responsible for decision-making in supervision of financial system, macroprudential policy of the financial system, control of payment, settlement and clearing system and activities of center counterparties. The Financial Stability Committee has a minimum of 3 and a maximum of 10 members. The Governor of the NBH, those Deputy Governors whose responsibilities fall under the authority of the Committee and the Managers of the NBH delegated by the Governor shall be the members of the Committee.

Hungary is reviewing an October 2013 letter sent by the European Commission informing Hungary of the potential launch of new infringement proceedings with respect to (i) changes made in 2012 to the regulation of the Economic Competition Office, the national competition authority, (ii) implementation of Council Directive No. (EC) 9/2003 and Council Directive No. (EC) 85/2005 with respect to asylum seekers and refugees and (iii) the calculation and payment of a registration tax payable on cars leased from foreign companies that the Commission believes may breach EU law with respect to the free movement of services.

On October 21, 2013, Parliament adopted a political declaration on the utility price reductions proposed by Mr. Antal Rogán, the faction leader of Fidesz-CDPP. Responding to the Bill on the Sixth Amendment to the Fundamental Law proposed by HSP, the political declaration advises the Government to resist the administrative pressure imposed by the EU against the utility price reductions. The political declaration further explains that the reason for such reduction is to reverse the utility price increases implemented by previous socialist governments.

Local Government Elections

The following table shows the results of the latest local government elections, which were held in October 2010:

Local Government Elections Results

	Budapest	County government	Municipalities
	(% of total vote)
Independent representatives	24.91	52.71	0.00
Fidesz	29.97	19.57	36.37
CDPP	23.55	15.16	36.37
HSP	11.86	4.96	14.55
Jobbik	3.09	3.76	9.42
LMP	1.61	0.76	1.95
Other	5.00	3.61	1.34
Total	100.00	100.00	100.00

Source: NEO

The next local government elections are scheduled to take place in 2014.

European Parliament Elections

The first elections of Hungarian members to the European Parliament were held on June 13, 2004. The second elections of Hungarian members to the European Parliament were held on June 7, 2009. The following table shows the political affiliations of the Hungarian members of the European Parliament after the second elections:

Seats in European Parliament

Seats
Fidesz-CDPP	14
Hungarian Democratic Forum	1
HSP	4
Jobbik	3

Source: European Parliament

The next European Parliament elections are scheduled for June 2015.

International Relations

Hungary has undertaken an active foreign policy designed to further its integration into the world community and to foster regional peace and economic development. Hungary joined the United Nations organization (the “UN”) in 1955 and is a member of many of its specialized agencies such as UNESCO, FAO, UNIDO, WHO and WTO (as described below). In 1996, Hungary officially became a member of the Organization for Economic Co-operation and Development (the “OECD”), which was a decisive step towards integrating with developed nations and obtaining full EU membership. In 1999, Hungary became a full member of the North Atlantic Treaty Organization (“NATO”). Hungary maintains diplomatic relations with approximately 165 countries and is a member of a number of international organizations in addition to the UN, OECD, NATO and the EU, including the Global Environment Protection Fund, World Trade Organization (“WTO”), the International Bank for Reconstruction and Development (the “IBRD” or the “World Bank”), the Organization for Security and Co-operation in Europe, the IMF, the Council of Europe, the International Finance Corporation (“IFC”), the Central European Free Trade Agreement (“CEFTA”), the International Development Agency, Food and Agriculture Organization (“FAO”), the World Health Organization (“WHO”), the European Bank for Reconstruction and Development (“EBRD”), the United Nations Educational Scientific and Cultural Organization (“UNESCO”), the United Nations Industrial Development Organization (“UNIDO”), the European Investment Bank (“EIB”) and the Council of Europe Development Bank (“CEB”). Hungary is also a member of the Central European Initiative, the other members of which are Austria, Italy, Slovenia, Croatia, Slovakia, Poland and the Czech Republic. The Central European Initiative mainly addresses issues of regional infrastructure development. Hungary has been a member of the Organization for Security and Co-operation in Europe (formerly referred to as the Conference on Security and Co-operation in Europe) since its formation in 1975 and was admitted to the Council of Europe in 1990.

European Union

Hungary joined the EU on May 1, 2004. After the European Parliament elections in June 2009, the following Hungarian representatives assumed the following positions in the European Parliament: Pál Schmitt (Fidesz-CDPP) became a vice-president for the European Parliament but subsequently resigned upon being elected as Member of Parliament of Hungary in April 2010 (from which position he subsequently resigned upon being elected President of Hungary in August 2010); Tamás Deutsch (Fidesz-CDPP) became the vice-chairman for the Committee on Budgetary Control; Kinga Gál (Fidesz-CDPP) became the vice-chairwoman for the Committee on Civil Liberties, Justice and Home Affairs; Kinga Göncz (HSP) became the vice-chairwoman for the Committee on Civil Liberties, Justice and Home Affairs; Zita Gurmai (HSP) became the vice-chairwoman for the Committee on Constitutional Affairs; Ágnes Hankiss (Fidesz-CDPP) became the vice-chairwoman for the Committee on Petitions; and Lívia Járóka (Fidesz-CDPP) became the vice-chairwoman for the Committee on Women’s Rights and Gender Equality.

Hungary is entitled to delegate one member to the European Commission. The current Hungarian delegate to the European Commission is Mr. László Andor, who assumed the position of Commissioner for Employment, Social Affairs and Inclusion on February 10, 2010.

The implementation of the Schengen System was a crucial issue in the EU accession negotiations. Hungary became fully integrated into the Schengen System in the beginning of 2008. The configuration of an information network compatible with the Schengen Information System, a principal pre-condition to integration into the Schengen System, has been completed.

Alongside the development of key areas of the economy, Hungary has implemented and intends to continue implementing development programs and structural reforms to accelerate the convergence process with the EU. The key program was the National Development Plan, which was approved on December 19, 2002, and which addressed the allocation of EU funds from 2004 to 2006. The Government published the first version of the second National Development Plan, the “New Development Plan,” which addressed the allocation of EU funds from 2007 to 2013. On September 7, 2007, the European Commission adopted the New Development Plan, which included seven regional and eight sector programs. Overall, Hungary will derive a EUR25 billion benefit under the New Development Plan.

On July 28, 2010, the Government unveiled a consultative paper on the new Széchenyi Plan, which aimed to revive the Hungarian economy and implement the objectives of the Program of National Cooperation and to replace the New Development Plan. The Government focused on two major areas: reducing unemployment and increasing the competitiveness of Hungarian businesses. The scheme, based on European Union funding, guarantees significantly more support for Hungarian small and medium enterprises than has previously been available. With this support scheme tailored to private businesses, the core objective of the new Széchenyi Plan is to create one million new jobs in 10 years.

The new Széchenyi Plan was launched on January 15, 2011. At the heart of the program are the seven priority areas identified in the consultative paper, which collectively form the foundation of a long-term strategic plan in parallel with the Government’s short-term crisis management program.

The seven main areas of the new Széchenyi Plan are the following:

(1)              the health industry (remedial and preventive healthcare, rehabilitation, R&D, biotechnology, medical equipment manufacturing, spas, etc.);

(2)              the green economy (renewables, geothermal energy, biotech R&D, etc.);

(3)              a home-building program;

(4)              development of the business environment (stable economic, business and tax environment);

(5)              science and innovation (R&D spending is aimed to reach 1.5% of gross domestic product (“GDP”) by 2015);

(6)              employment (job creating, boosting employment and productivity); and

(7)              the economy of transport and logistics.

On January 1, 2011, Hungary took over the Presidency of the Council of the European Union for the first half of 2011. The Hungarian Presidency of the Council of the European Union has built its political agenda around the human factor, focusing on four main topics: (i) growth and employment for preserving the European social model; (ii) a stronger Europe; (iii) a citizen-friendly European Union; and (iv) enlargement of the European Union and European neighborhood policy. Hungary plans to become a member of the European Monetary Union in accordance with the Maastricht Treaty. By entering the EU, Hungary also became a member of the European Investment Bank.

The financial flows between Hungary and the EU from 2006 to 2010 are discussed under “Public Finance — EU Net Position.”

For information about Hungary’s strategy in regards to its participation in the Exchange Rate Mechanism and the adoption of the Euro, see “Public Finance — Medium-Term Fiscal Program and the Convergence Program.”

THE ECONOMY

Background

The Hungarian economy has undergone a radical transformation since the fall of communism in 1989. As with other post-communist countries in the region, the Hungarian economy during the last 15 years can be characterized by economic dislocation at the beginning of the 1990s, with gradual improvement as reforms were implemented. The highlights of these economic reforms and trends include:

(1)              An ambitious privatization program — the vast majority of Hungary’s large state-owned enterprises have already been privatized. See “Privatization”;

(2)              A shift in exports from countries formerly participating in the Council for Mutual Economic Assistance (“COMECON”) to those of Western Europe and other industrialized countries. Currently, approximately three-quarters of Hungarian exports are to EU markets. See “Balance of Payments and Foreign Trade — Foreign Trade”;

(3)              The ratios of gross and net external debt to GDP declined in the second half of the 1990s, but rose steadily from 2002 to 2011 before leveling off  in 2012, gross and net external debt to GDP ratio reaching 97.0% and 43.5%, respectively, in 2012, and the structure of external debt has changed. Meanwhile, the ratio of public sector debt to GDP dropped from 72% in 1996 to 50.6% in 2001, but has increased since 2001, reaching 73.9% in 2012. See “National Debt”;

(4)              The GDP growth rate not adjusted for calendar-day effect reached 3.9% in 2006, albeit decreasing to 0.1% in 2007, 0.9% in 2008, contracting by 6.8% in 2009 and growing by 1.1% in 2010 and 1.6% in 2011. The GDP dropped by 1.7% in 2012 and 0.9% in the first quarter of 2013 but increased by 0.5% in the second quarter of 2013. See “— Recent Economic Performance — Gross Domestic Product”;

(5)              Inflation decreased dramatically from the end of 1995 from 28.3% to 2.3% as of April 2006, partly as a result of the reduction of the VAT rate. The inflation rate increased to 4.7% as of December 2010, mainly as a result of food and energy price dynamics, and declined to 4.1% as of December 2011, mainly as a result of lower energy, food, fuel, alcoholic beverage and tobacco price dynamics. The inflation rate increased to 5.0% in December 2012, mainly as a result of tax increases. The inflation rate dropped to 1.4% in September 2013 mainly as a result of lower energy and food prices and a significant drop in certain public administered prices. See “Recent Economic Performance — Inflation”;

(6)              Foreign direct investment (the total amount of capital invested in Hungary from abroad) has generally increased since 1995, reaching EUR93.1 billion cumulatively, as of the end of 2012. During the first half of 2013, the balance of net direct investment amounted to a EUR519.5 million outflow, compared to a EUR28.4 million outflow during the same period in 2012. See “Balance of Payments and Foreign Trade — Foreign Direct Investment”; and

(7)              The general government deficit according to ESA methodology as a percentage of GDP generally decreased between 2002 and 2005, reaching 7.9% of GDP in 2005, but increased to 9.5% in 2006. The government deficit as a percentage of GDP decreased in 2007 and 2008, reaching 5.1% and 3.7%, respectively, increased to 4.6% in 2009, decreased slightly to 4.4% in 2010 and turned into a surplus of 4.2% in 2011. According to data available as of October 15, 2013, the deficit reached 2.1% of GDP in 2012.

Recent Economic Performance

The following table sets out certain macroeconomic statistics regarding Hungary for the periods indicated:

Selected Macroeconomic Statistics

	For the year ended December 31,					First quarter of		Second quarter of
	2008	2009	2010	2011	2012(1)	2013(1)		2013(1)
Economic Data(2)
Nominal GDP (HUF billions)	26,543.3	25,626.5	26,513.0	27,635.4	28,048.1	6,470.7		7,267.0
Real GDP (growth in %)(9)	0.9	(6.8)	1.1	1.6	(1.7)	(0.9)		0.5
Real exports (growth in %)	5.7	(10.2)	14.2	6.3	2.0	1.1		3.0
Real imports (growth in %)	5.5	(14.8)	12.7	5.0	0.1	0.4		4.7
Rate of unemployment (as of the period end (%))	8.0	10.5	10.8	10.7	10.7	11.8		10.3
Consumer prices (growth in %)	6.1	4.2	4.9	3.9	5.7	2.9	(5)	2.3	(8)
Producer prices (growth in %)	5.0	4.9	4.5	4.2	4.3	0.7	(5)	0.3	(8)
State Budget; Public and External Debt(3)
State budget surplus/(deficit) (HUF billions)	(918.4)	(528.7)	(1,128.5)	(1,600.7)	(510.0)	(493.6	)(4)	(228.1	)(4)
as a % of GDP	(3.5)	(2.1)	(4.3)	(5.8)	(1.8)	n/a		n/a
Total revenues (HUF billions)	12,548.1	12,911.0	12,410.5	12,937.0	13,479.5	3,463.7	(4)	3,786.1	(4)
as a % of GDP	47.3	50.4	46.8	46.8	48.1	n/a		n/a
Public debt (HUF billions), unconsolidated	18,103.9	18,964.9	20,041.0	20,955.5	20,720.1	21,692.4		22,238.4
as a % of GDP	68.2	74.0	75.6	75.8	73.9	n/a		n/a
External public debt (HUF billions)	6,774.8	8,468.5	8,842.8	10,170.4	8,326.6	8,967.8		9,040.1
as a % of GDP	25.5	33.0	33.4	36.8	29.7	n/a		n/a
Balance of Payments Data(6)
Current account (EUR billions)	(7.8)	(0.2)	0.2	0.4	1.0	0.7		0.6
as a % of GDP	(7.3)	(0.2)	0.2	0.4	1.0	n/a		n/a
Exports (EUR billions)(7)	85.9	70.7	81.5	90.3	91.5	22.6		23.5
Imports (EUR billions)(7)	85.6	66.3	76.2	84.0	84.6	20.7		21.5
NBH’s foreign exchange reserves (EUR billions)(10)	24.0	30.7	33.7	37.8	33.9	35.5		34.3

Sources: Hungarian Central Statistical Office, NBH, Ministry for National Economy

Notes:

(1)              Preliminary data.

(2)              Derived from data published by the CSO.

(3)              Derived from the government budget as published by the Ministry for National Economy, according to the GFS methodology.

(4)              Non-consolidated data excluding local governments.

(5)              Average data for the first three months of the year.

(6)              Derived from data published by the NBH.

(7)              Including goods and services.

(8)              Average data for the first six months of the year.

(9)              Data not adjusted for calendar-day effect.

(10)       As of the end of the period indicated.

Gross Domestic Product

The following table presents the nominal GDP at current market prices, as well as real GDP growth rates, per capita GDP and USD equivalents for the periods indicated:

Gross Domestic Product

	For the year ended December 31,					First quarter of		Second quarter of
	2008	2009	2010	2011	2012	2013		2013
Nominal GDP (HUF billions)	26,543.3	25,626.5	26,513.0	27,635.4	28,048.1	6,470.7		7,267.0
Annual real GDP growth rate (%)(1)	0.9	(6.8)	1.1	1.6	(1.7)	(0.9)		0.5
Per capita GDP (in HUF)	2,644,232.7	2,556,856.8	2,651,297.1	2,771,379.2	2,827,323.2	653,023.2	(3)	733,388.4	(3)
USD Equivalents:
GDP (USD billions)	154.5	126.7	127.4	137.5	124.5	28.8	(2)	32.1	(2)
Per capita GDP (USD)	15,391.4	12,641.5	12,737.6	13,791.8	12,545.5	2,907.1	(3)	3,239.9	(3)

Source: CSO

Notes:

(1)              Data not adjusted for calendar-day effect.

(2)              Calculated according to the average HUF/USD exchange rate of the corresponding period calculated by the NBH.

(3)              Calculated according to population as of the beginning of the corresponding year.

In 2008, GDP growth was 0.9%, according to data not adjusted for calendar-day effect, partly as a result of tight fiscal policy. In 2009, GDP decreased by 6.8%, mainly as a result of deteriorating global economic activity. In 2010 and 2011, GDP increased by 1.1% and 1.6%, respectively; the slow global economic growth rate played a significant role in the relatively low economic growth rate of Hungary. In 2012, GDP decreased by 1.7%, partly as a result of the European economic slowdown.

In 2012, GDP decreased by 1.7% according to data not adjusted for calendar-day effect mainly as a result of the following factors. Value added by the agricultural industry dropped significantly as a result of unfavorable weather conditions including draught, with the sector falling by 18.9%. As external demand weakened due to the continuing debt crisis, value added by the manufacturing sector diminished by 0.4% due to a decline in production of computers, electronics and optical products. The export sector also experienced a slowdown mainly due to weak external demand. Construction contracted by 6.3% as home construction continued to struggle due to continuing tightened credit constraints. The unemployment rate and consumer sentiment did not improve and, as a result, domestic demand was weak.

Domestic use diminished by 3.5% in 2012 mainly as a result of weak domestic demand and weak investment activity. Consumption decreased by 1.5% mainly as a result of the protracted deleveraging process and a temporary spike in inflation. Gross fixed capital formation contracted by 3.7% as a result of still unfavorable investor sentiment. Gross capital formation fell by 11.2%, partly as a result of significant decrease in inventories. Net exports slowed down the 3.5% contraction of domestic use to a 1.7% decline of GDP. Exports grew by 1.7% mainly as a result of stronger external demand. The dynamics of imports lagged behind that of exports due to weak investment sentiment and stagnating consumption, as import demand from investment and consumption still faltered. Imports decreased slightly by 0.1%.

In the first half of 2013, GDP decreased by 0.2% mainly as a result of weak performance of the Hungarian industrial sector according to data not adjusted for calendar-day effect. Value added by the agricultural industry grew significantly as a result of favorable weather conditions compared to the previous year, with the sector increasing by 12.9%. As external demand was weaker due to low economic growth in the main export markets of Hungary, value added by the industry sector (i.e., manufacturing, mining and quarrying and electricity) decreased by 1.6%. Construction increased by 5.1%, partly as a result of infrastructure projects. The value added by the service sector decreased by 0.3% due to weak domestic demand. The unemployment rate and consumer sentiment did not improve significantly, and, as a result, domestic demand is weak.

Domestic use increased by 0.1% in the first half of 2013 mainly as a result of increasing gross capital formation. Consumption contracted by 0.4% mainly as a result of weak domestic demand. Gross fixed capital formation grew only by 0.1%, as a result of still unfavorable investor sentiment. Gross capital formation increased by 2.5% mainly as a result of build-up of inventories. Net exports turned the growth of domestic use of 0.1% into a 0.2% fall of total GDP. Exports grew by 2.1%, mainly as a result of the slightly improving state of the economy in Western Europe. Imports increased at a higher pace of 2.6% due to growing investments.

The following table shows the sector composition of GDP in each of the periods indicated compiled in light of data available as of September 30, 2013; prior-year data has been revised and restated to reflect re-classification of certain activities. Revised data for the first and second quarters of 2013 are not yet available.

Sector Composition of GDP

	For the year ended December 31,
	2008	2009	2010	2011	2012
	(% of contribution)

Agriculture, forestry and fishing	4.0	3.5	3.6	4.6	4.7
Mining and quarrying	0.2	0.3	0.2	0.2	0.3
Manufacturing	21.6	20.1	21.9	22.2	22.7
Electricity, gas, steam and air conditioning supply	2.6	3.2	3.0	2.5	2.7
Water supply; sewerage, waste management and remediation activities	1.1	1.2	1.2	1.2	1.2
Construction	4.9	4.9	4.2	4.0	3.8
Wholesale and retail trade; repair of motor vehicles and motorcycles	11.2	10.1	10.0	10.3	10.0
Transportation and storage	5.7	5.8	6.1	6.3	6.2
Accommodation and food service activities	1.8	1.8	1.6	1.5	1.4
Information and communication	5.2	5.5	5.2	5.1	5.2
Financial and insurance activities	4.1	4.8	4.7	4.6	4.4
Real estate activities	8.3	9.1	8.9	8.8	8.9
Professional, scientific and technical activities	4.9	5.0	5.1	5.1	5.2
Administrative and support service activities	3.3	3.4	3.4	3.4	3.3
Public administration and defense; compulsory social security	8.9	9.2	9.0	8.6	8.4
Education	4.9	5.0	4.8	4.5	4.6
Human health and social work activities	4.1	4.3	4.1	4.0	4.3
Arts, entertainment and recreation	1.2	1.1	1.2	1.2	1.1
Other service activities	1.8	1.9	1.7	1.7	1.7
Activities of households	0.0	0.0	0.0	0.0	0.0
Gross Domestic Product (at basic prices)	100.0	100.0	100.0	100.0	100.0

Source: CSO

The following table shows the sector composition of GDP in each of the periods indicated compiled in light of data available as of September 4, 2013 before revision and restatement to reflect re-classification.

Sector Composition of GDP(1)

	For the year ended December 31,					First quarter of	Second quarter of
	2008	2009	2010	2011	2012	2013	2013
	(% of contribution)

Agriculture, forestry and fishing	3.4	3.0	3.0	3.8	3.2	2.7	3.5
Mining and quarrying; manufacturing; electricity, gas, steam and air conditioning supply; water supply; sewerage, waste management and remediation activities	21.8	20.9	22.4	23.0	22.9	23.0	22.0
Of which:
Manufacturing	18.4	17.0	18.6	19.4	19.4	20.0	19.4
Construction	4.2	4.1	3.6	3.4	3.1	1.9	3.0
Services, total	55.9	56.5	55.6	54.7	54.6	56.0	54.0
Of which:
Wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities	11.1	10.0	9.6	10.0	10.0	8.3	9.3
Transportation and storage	4.9	4.9	5.2	5.3	5.2	5.3	5.2
Information and communication	4.4	4.7	4.5	4.3	4.4	4.4	4.1
Financial and insurance activities	3.5	4.1	4.0	3.8	3.8	4.9	4.4
Real estate activities	7.1	7.7	7.5	7.4	7.3	8.0	7.5
Professional, scientific and technical activities; administrative and support service activities	7.0	7.1	7.2	7.2	7.2	7.4	7.2
Public administration and defense; compulsory social security; education; human health and social work activities	15.3	15.6	15.0	14.4	14.2	15.3	14.8
Arts, entertainment and recreation, repair of household goods and other services	2.6	2.5	2.5	2.4	2.5	2.3	2.4
Taxes, less subsidies on products	14.7	15.5	15.5	15.1	16.1	16.5	16.5
GDP, total	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Source: CSO

Note:

(1)              Data available as of September 4, 2013.

Inflation

The following table illustrates the year-on-year change and the yearly average change in the Consumer Price Index (the “CPI”) and the Producer Price Index (the “PPI”) for each of the years indicated:

Inflation

	2008	2009	2010	2011	2012
	(%)
CPI (yearly average)	6.1	4.2	4.9	3.9	5.7
CPI (year-on-year)	3.5	5.6	4.7	4.1	5.0
PPI (yearly average)	5.0	4.9	4.5	4.2	4.3
PPI (year-on-year)	5.6	1.3	8.1	7.5	(1.8)

Source: CSO

Deregulation since 1990 has led to a high rate of inflation in Hungary. This rate was relatively high in the 1990s compared to rates in Western Europe due to the general phasing out of price supports and the high public sector deficit. However, the rate of inflation has generally been declining since the change in monetary regime in May 2001.

The 12-month inflation rate declined to 3.5% in December 2008, mainly as a result of weak domestic demand and appreciation of the forint in the summer of 2008. The inflation rate then declined further to 2.9% in March 2009, but increased again, reaching 6.4% in January 2010 mainly as a result of VAT and excise duty changes. The inflation rate decelerated to 3.7% in August 2010 as the effect of changes in VAT and excise duties phased out. The inflation rate increased to 4.2% in November 2010, mainly as a result of increasing energy and food prices. The yearly average inflation for the year 2010 reached 4.9%. The inflation rate decreased to 3.1% in July 2011, mainly as a result of lower energy, food, fuel, alcoholic beverage and tobacco price dynamics. The inflation rate increased to 4.1% in December 2011, mainly as a result of higher energy, alcoholic beverage and tobacco price dynamics. The inflation rate grew to 5.0% in December 2012, mainly as a result of tax increases, high food and energy prices. The yearly average inflation for the year 2012 was 5.7%. The inflation rate dropped to 1.4% in September 2013 mainly as a result of lower global food and energy price inflation and a decrease in public administered prices including electricity and gas.

Price Regulation

As of the end of 2012, approximately 80% of all prices in Hungary were unregulated. The main categories of products and services that continue to have regulated prices are: electricity, gas, purchased heating, various pharmaceutical products, meals at schools, kindergartens and nurseries, the state lottery, local and long-distance passenger transport, state-owned housing rent, various household utilities (including water and sewage charges and refuse collection services) and postal services.

In line with relevant EU Directives, Hungary intends to abolish regulated pricing schemes from the increasingly market-based energy and postal sectors. Deregulation of the energy sector began in July 2004. The entire energy sector has been deregulated, including the residential segment; however, if electricity is provided by a so-called universal service provider, retail electricity prices are capped by regulation. Under the current rules, the deadline for deregulation of the postal services was the end of 2012. In accordance with the relevant EU directive, Parliament adopted the new Act on Postal Services on October 29, 2012, which set aside the regulated pricing schemes of postal services as of January 1, 2013.

Wages

The following table sets forth year-on-year changes in nominal and real wages for the periods indicated:

Wages

	For the year ended December 31,					Seven months ended July 31,
	2008	2009	2010	2011	2012	2013
	(%)
Nominal net wage index	7.0	1.8	6.8	6.4	2.1	4.6
Real net wage index	0.8	(2.3)	1.8	2.4	(3.4)	2.2

Source: CSO

In 2008 and 2009, real wages increased by 0.8% and dropped by 2.3%, respectively, primarily as a result of a strict income policy in the public sector. In 2010, there was a 1.8% increase in net real wages, mainly as a result of a lower tax burden. In 2011, net real wages grew by 2.4%, partly as a result of a lower tax burden. In 2012, net real wages dropped by 3.4%, partly as a result of accelerating inflation. In the first seven months of 2013, net real wages grew by 2.2%, partly as a result of decelerating inflation.

As with GDP growth, nominal and real wage changes have not been consistent across Hungary. Relatively stronger overall economic growth in western Hungary and a generally immobile labor force (due to a general reluctance to relocate to other parts of the country) have led to a substantial decrease in unemployment in western Hungary and disproportionately higher wage increases as compared to the rest of Hungary. Hungary’s incentive policies (mainly consisting of the promotion of investment in less developed regions and the development of transportation infrastructure and of human resources) and utilization of the Structural and Cohesion Funds of the EU are in part designed to increase employment levels in the eastern parts of the country.

Employment

The following table illustrates the general composition of employment and unemployment for each of the years indicated:

Unemployment

	For the year ended December 31,					First quarter of	Second quarter of
	2008	2009	2010	2011	2012	2013	2013
	(annual average, %)
Employed	50.3	49.2	49.2	49.7	50.6	50.0	51.5
Unemployed	4.3	5.5	6.2	6.1	6.2	6.7	5.9
Unemployment rate(1)	7.8	10.0	11.2	10.9	10.9	11.8	10.3

Source: CSO

Note:

(1)              Based on the international sampling methodology pursuant to the guidelines of the International Labour Organization.

The unemployment rate in 2008 (calculated using the guidelines of the International Labour Organization) was 7.8%. In 2009, the unemployment rate increased to 10.0%, and in 2010 the unemployment rate reached 11.2%, primarily as a result of lay-offs, especially in the private sector. In 2011, the unemployment rate decreased slightly to 10.9%. In 2012, the unemployment rate remained at 10.9%. During the first and second quarter of 2013, the unemployment rate was 11.8% and 10.3%, respectively.

In previous years, the activity rate was generally lower, partly due to the low mobility of the workforce in Hungary. Economic development has generally not been uniform throughout Hungary since 1990, with a higher concentration of jobs in Budapest and the central region of Hungary. High commuting costs (in terms of both time and the financial burden) generally discourage potential employees from travelling to distant workplaces, while discrepancies in real estate prices and inadequate housing rental opportunities have discouraged the relocation of Hungary’s workforce. This trend has been decreasing, as new infrastructure investments (particularly Hungary’s highway construction projects) have brought new investment and job opportunities to less developed regions of Hungary, thereby increasing the activity rate. Furthermore, relatively high levels of taxation have led to the formation of a relatively large “grey economy,” with many employers avoiding adequate reporting of their activities (including with respect to hiring) in order to avoid paying taxes. Labor unions have not gained any significant influence in Hungary and to date have not caused any substantial work stoppages in Hungary. Labor unions are generally stronger in the public sectors of the economy in Hungary.

The increase of activity rate has been an important policy of the Government. The Government has taken a number of steps to reduce the unemployment rate. In order to help reduce the social contributions burden of the workforce and the importance of the so-

called “grey economy,” the monthly flat-rate health care contribution was reduced from HUF3,450 to HUF1,950 beginning as of November 2005. As of January 1, 2010, the fixed monthly health care contribution of HUF1,950 per employee paid by employers was abolished. See “Public Finance — Health Care System.” In addition, new laws were passed, which took effect as of August 1, 2005, making it easier to employ part-time employees. Furthermore, the Government introduced several initiatives aimed at helping currently unemployed workers find employment, including job search assistance programs and adult vocational training programs. Lastly, the Government initiated the “START” program, which is aimed at helping first-time employees find employment. The START program provides, among other things, employer contribution discounts to employers hiring graduates under a certain age and certain other potential first-time employees.

On January 1, 2012, the new public work program called the Start Work Program (Start Munkaprogram) was introduced. Hungary’s 2012 budget allocated HUF132 billion for the financing of public work programs, with the objective of providing work for more than 200,000 people. The Start Work Program is based on three pillars: (1) a national public work program; (2) local government public work programs; and (3) micro-regional pilot projects.

The following table illustrates the general composition of employment in Hungary by major sector for each of the years indicated:

Composition of Employment by Sector

	For the year ended December 31,				First quarter of	Second quarter of
	2009	2010	2011	2012	2013	2013
	(in thousands of persons)
Agriculture, forestry and fishing	175.8	171.8	185.1	200.3	187.9	202.0
Mining and quarrying	8.5	11.1	11.1	9.0	7.1	8.0
Manufacturing	794.6	786.6	809.0	802.1	793.4	807.0
Electricity, gas, steam and air conditioning supply	38.8	37.3	38.1	35.5	34.4	28.9
Water supply, sewerage, waste management and remediation activities	45.3	48.1	51.6	64.0	56.5	66.6
Construction	293.3	277.6	264.0	245.9	232.6	248.0
Wholesale and retail trade; repair of motor vehicles and motorcycles	549.2	539.8	545.7	544.3	528.6	535.4
Transportation and storage	254.3	259.0	259.2	261.4	264.0	261.1
Accommodation and food service activities	152.8	154.5	163.5	164.0	152.1	164.7
Information and communication	91.0	96.3	91.8	104.2	115.7	108.7
Financial and insurance activities	95.5	91.0	91.8	93.9	100.5	100.4
Real estate activities	19.9	21.0	21.5	23.4	23.2	22.5
Professional, scientific and technical activities	138.1	139.0	137.9	133.3	146.9	149.6
Administrative and support service activities	116.3	110.3	114.2	133.5	132.6	136.0
Public administration and defense; compulsory social security	304.7	317.2	309.6	326.8	316.1	372.2
Education	319.1	323.9	316.9	314.6	314.3	312.5
Human health and social work activities	239.6	251.6	255.0	266.1	262.6	263.1
Arts, entertainment and recreation	58.4	60.2	62.8	62.8	58.9	55.1
Other activities	86.7	84.9	83.2	92.8	90.2	89.6
Total	3,781.9	3,781.2	3,811.9	3,877.9	3,817.7	3,931.4

Source: CSO

Principal Sectors of the Economy

Industry

The following table indicates the gross production indices by industry sector for the periods indicated:

Gross Production Indices by Industry(1)

	For the year ended December 31, 2012	First quarter of 2013	Second quarter of 2013
	(corresponding period of the previous year = 100)
Agriculture, forestry and fishing	81.1	107.6	117.2
Mining and quarrying; manufacturing; electricity, gas, steam and air conditioning supply; water supply; sewerage, waste management and remediation activities	98.7	97.5	99.2
Of which:
Mining and quarrying	75.7	n/a	n/a
Manufacturing	99.6	98.1	99.4
Electricity, gas, steam and air conditioning supply; water supply	96.7	n/a	n/a
Sewerage, waste management and remediation activities	90.8	n/a	n/a
Construction	93.7	102.1	106.9
Services, total	n/a	99.2	100.1
Of which:
Wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities	n/a	98.5	98.1
Wholesale and retail trade; repair of motor vehicles and motorcycles	97.9	n/a	n/a
Accommodation and food service activities	101.3	n/a	n/a
Transportation and storage	98.5	103.1	99.6
Information and communication	103.3	98.3	101.1
Financial and insurance activities	96.4	98.7	98.9
Real estate activities	98.1	100.9	101.0
Professional, scientific and technical activities; administrative and support service activities	n/a	95.1	100.8
Professional, scientific and technical activities	99.8	n/a	n/a
Administrative and support service activities	100.0	n/a	n/a
Public administration and defense; compulsory social security; education; human health and social work activities	101.6	99.6	100.5
Arts, entertainment and recreation, repair of household goods and other services	n/a	100.4	103.2
Arts, entertainment and recreation	94.2	n/a	n/a
Other services	96.0	n/a	n/a
Activities of households	102.3	n/a	n/a
Taxes, less subsidies on products(2)	n/a	n/a	n/a
GDP, total	98.3	99.1	100.5

Source: CSO

Notes:

(1)               Data unadjusted for calendar-day effect. “n/a” indicates data not available.

(2)               For these items the volume index is not applicable.

Industry

In 2012, industrial gross production fell by 1.2%, and total sales decreased by 2.2%. In the last five years, industrial export sales amounted to approximately half of the total sales of the sector. In 2012, export sales decreased by 0.7%, while domestic sales fell by 3.9%. In the first eight months of 2013, export sales increased by 2.2%, while domestic sales dropped by 3.7%. As a result, total sales diminished by 0.4%, and gross production fell by 0.8%. In 2012, more than 90% of the total industrial production was attributable to manufacturing. The value of production in mining and quarrying amounted to 0.4% of the total industry’s production, and the value of production of electricity, gas, steam and air conditioning supply amounted to 6.8% of the total industrial production.

Manufacturing

In 2012, gross production in the manufacturing sector decreased by 1.7% and total sales fell by 1.2%. In 2012, export sales in manufacturing decreased by 0.4%, while domestic sales declined by 3.0%. In the first eight months of 2013, export sales grew by 1.7%, and domestic sales decreased by 5.3%. As a result, total sales decreased by 0.3%, and gross production diminished by 0.2%. In 2012, approximately 40% of the manufacturing production was attributable to the subsector of the manufacture of computer, electronic and optical products and the subsector of the manufacture of transport equipment.

Manufacture of Computer, Electronic and Optical Products

Gross production in this subsector fell by 17.2%, and total sales decreased by 16.8%, in 2012. In 2012, export sales in this subsector decreased by 16.4%, and domestic sales fell by 23.1%. In the first eight months of 2013, export sales declined by 13.6%, and domestic sales decreased by 27.3%. As a result, total sales dropped by 16.3%, and gross production fell by 13.3%.

Manufacture of Transport Equipment

Gross production in this subsector grew by 7.8%, and total sales increased by 8.4%, in 2012. In 2012, export sales in this subsector increased by 10.0%, while domestic sales fell by 10.1%. In the first eight months of 2013, export sales grew by 13.3%, and domestic sales increased by 4.3%. As a result, total sales increased by 12.7%, and gross production grew by 13.5%.

Energy

Energy imports in 2012 decreased by 3.0% compared to the previous year and amounted to 683.4 PetaJoule. The export of energy in 2012 increased by 5.7% compared to 2011 and amounted to 158.9 PetaJoule. The two most important energy products are oil and gas.

Energy, Gas and Water Supply

In 2012, the total energy consumption amounted to 999.3 PetaJoule, which was 5.1% less than in 2011. Domestic energy production covered 44% of the total consumption, and imports covered 68%. The volume of domestic production decreased by 1.7% in 2012 compared to 2011.

According to data compiled by the Hungarian Energy Office, in 2012, 39.1% of Hungary’s total energy demand was supplied by domestic energy sources, 10.6% of the total energy consumed was produced from coal, and 63.8% of energy consumption consisted of hydrocarbon, which was imported primarily from Russia.

Hungary’s primary external source of energy is the gas and oil imported from Russia. In 2009, disputes between Russia and the Ukraine over the pricing of natural gas supplies and transit fees from Russia resulted in Russia’s cessation of natural gas deliveries to European Union countries, including Hungary, for approximately two weeks. Although Hungary primarily compensated for the energy shortage through its gas reserves, the service interruption had some adverse impact on certain sectors, including industrials.

Hungary is taking measures to reduce future disruptions in its energy supply by diversifying its external and internal energy sources and routes of delivery and further accumulating gas reserves. Hungary is currently maintaining a reserve of at least a 12-week supply of oil, in compliance with OECD requirements. A construction project that is currently under way would provide a direct gas pipeline from Russia to Hungary. In addition, the European Union is negotiating for the construction of a gas pipeline from the Caspian region, the Middle East and Egypt, which, if completed, would provide a direct gas supply to Hungary. Also, Hungary operates a nuclear power plant and has some renewable energy sources, such as the ability to produce biomass and geothermal energy, as well as wind and solar energy, although its capacity for utilizing hydropower is limited due to the geographic properties of Hungary. In an effort to reduce Europe’s dependence on imported energy sources, the European Commission has set target levels and dates for EU members to attain renewable energy sources, including a target of 13.0% of renewable energy sources out of total energy sources for Hungary to achieve by 2020.

The Ministry of Transport, Telecommunication and Energy is also aiming to create and maintain a competitive electricity market and to fully liberalize the sector, in accordance with EU Directives. All of Hungary’s natural gas distribution companies, six electricity distribution companies and all but two of its power generation companies have been privatized.

The following table provides certain information regarding the composition of consumption of the main energy resources in Hungary in each of the years 2008 through 2012:

Composition of Consumption of Energy Resources

	For the year ended December 31,
	2008	2009	2010	2011	2012
	(%)
Coal	12.1	9.4	10.2	10.4	10.6
Hydrocarbon	67.2	68.1	67.2	63.3	63.8
Of which:
Crude oil and petroleum products	27.3	31.5	32.2	32.5	32.0
Natural gas	39.9	35.8	34.4	30.8	31.8
Other resources	20.7	22.5	22.6	26.3	25.6
Total	100.0	100.0	100.0	100.0	100.0
Of which:
Domestic	38.5	38.5	37.4	38.0	39.1
Imports	61.5	61.5	62.6	62.0	60.9

Source: Hungarian Energy Office

Construction

In 2012, the output of the construction sector decreased by 6.6% compared to 2011, mainly as a result of a decline in the construction of dwellings and commercial and office buildings, and civil engineering works also decreased significantly. Compared to 2011, the construction of buildings fell by 8.4%, while civil engineering works decreased by 4.7%. The output of the construction sector in the first seven months of 2013 increased by 6.2% compared to the same period in 2012, as a result of an upturn in civil engineering works and home building activities. Civil engineering construction grew by 6.1% and building construction increased by 6.2% in the first seven months of 2013 compared to the corresponding period in 2012.

Service Industries

In 2012, six out of fourteen subsectors contracted. The subsectors of: (i) Public administration and defense; compulsory social security; (ii) Accommodation and food service activities; (iii) Human health and social work activities; (iv) Activities of households; (v) Education; and (vi) Information and communication decreased by 1.1%, 1.3%, 1.6%, 2.3%, 2.6% and 3.3%, respectively. The subsectors of (i) Professional, scientific and technical activities (ii) Transportation and storage (iii) Real estate activities (iv) Wholesale and retail trade; repair of motor vehicles and motorcycles (v) Financial and insurance activities (vi) Other service activities (vii) Arts, entertainment and recreation increased by 0.2%, 1.5%, 1.9%, 2.1%, 3.6%, 4.0% and 5.8%, respectively. The subsector of Administrative and support service activities remained the same.

In the first half of 2013, the gross value-added in the services sector decreased by 0.3% compared to the corresponding period in 2012, as a result of ailing domestic demand. The subsectors of: (i) wholesale and retail trade, repair of motor vehicles and motorcycles, accommodation and food service activities; (ii) information and communication; (iii) financial and insurance activities and (iv) professional, scientific and technical activities, administrative and support service activities decreased by 1.7%, 0.3%, 1.2% and 2.0%, respectively. The declines in these subsectors were partly offset by the increases in the subsectors of: (i) transportation and storage; (ii) real estate activities and (iii) arts, entertainment and recreation, repair of household goods and other services of 1.3%, 0.9% and 1.9%, respectively. The subsector of public administration and defense, compulsory social security, education, human health and social work activities stagnated.

The following table sets forth the composition of the service industry per individual subsector for the periods indicated:

Composition of Service Industry per Subsector

	For the year ended December 31, 2012	First quarter of 2013	Second quarter of 2013
		(%)
Wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities	17.7	14.8	16.9
Transportation and storage	9.6	9.5	9.5
Information and communication	8.1	7.9	7.5
Financial and insurance activities	6.7	8.7	8.0
Real estate activities	13.8	14.4	13.6
Professional, scientific and technical activities; administrative and support service activities	13.1	13.3	13.2
Public administration and defense; compulsory social security; education; human health and social work activities	26.7	27.4	26.9
Arts, entertainment and recreation, repair of household goods and other services	4.3	4.1	4.4
Services, total	100.0	100.0	100

Source: CSO

Agriculture

The amount of harvested grain decreased from 13.7 million tons in 2011 to 10.3 million tons in 2012 due to relatively unfavorable weather conditions. Production of maize amounted to 4.7 million tons, and production of wheat amounted to 4.0 million tons. Among the grains, the average yield of maize dropped by 38.8% compared to the previous year, and by 35.3% compared to the average of the previous five years. The average yield of wheat declined by 11.0% compared to 2011. Compared to the 2007 to 2011 average, the average yield of wheat in 2012 decreased by 8.1%. In 2012, the total amount of sugar beet, sunflower, rapeseed, potatoes and alfalfa hay harvest fell by 11.4%, 5.3%, 23.9%, 17.1% and 22.7%, respectively, compared to the harvested amounts in the year 2011.

In 2013, the harvested cereals amounted to 7.0 million tons, 25.1% higher than the amount of harvested cereals for the year 2012. The amount of harvested wheat grew by 28.2% and reached 5.1 million tons in 2013. The amount of harvested barley grew by 10.2% and reached 1.1 million tons in 2013. The amount of harvested oats fell by 1.0% and reached 0.1 million tons in 2013, and the amount of harvested triticale increased by 39.7% and reached 0.5 million tons in 2013.

Infrastructure

Hungary is a landlocked country and is located at the crossroads of several important transport corridors for the region. Three main roadways (forming part of the Trans-European Network), three corridor branches and various railways and waterways cross Hungary. With Budapest as a hub, several corridors connect Hungary to the Trans-European Network. Hungary plays a central role in international transport connections for Central and Eastern Europe and for Southeastern Europe towards the West and the East. However, compared to Western European countries, the transportation network in Hungary is less developed, suffering from a shortage of bridges, a lack of transversal connections, poor quality in infrastructure and a low proportion of expressways.

As of the end of 2012, the national road network of Hungary was 31,692 km long.

In 2007, the Government changed its previous plan relating to “Program Motorways” which was expected to be constructed by the State Highway Management Company Limited by Shares (Állami Autópálya Kezelő Zrt.) (the “ÁAK Zrt.”) using a PPP framework. Since 2007, the development of the road network is a state task, and the Government finances the construction from the central budget. Infrastructure projects are managed by National Infrastructure Developing Private Company Limited (Nemzeti Infrastruktúra Fejlesztő Zrt.) (the “NIF Zrt.”), while the maintenance of motorways is the responsibility of ÁAK Zrt. Accordingly, a program for the development of transportation for the years 2008 through 2013 was established that utilizes both the sources derived from the New Development Plan and the PPP framework.

Hungary has one international airport (Ferihegy International Airport in Budapest), which currently meets the majority of the air traffic needs of the country. Since May 2006, several transportation companies provided aerial transportation services between European cities and airports at Sármellék, Debrecen, Győr-Pér and Pécs-Pogány. In line with international trends, the traffic at Ferihegy International Airport has steadily increased over the last several years. Terminals 2A and 2B were integrated during the year 2011 with the new building of Skycourt.

Navigation is possible along 1,600 km of the rivers in Hungary. There is commercial navigation on the Danube River and, to a very limited extent, on the Tisza River.

The telecommunications sector’s level of development, in both wireline and wireless communication, approaches the average level of other EU members. However, compared to Western European countries, the internet connectivity is relatively low, the structure of the information-communications services market is not up-to-date and the proportion of broadband access is relatively low.

In 2010, a reservoir wall collapsed at the MAL Zrt. aluminum plant in Ajka, in the western region of Hungary, resulting in injuries and fatalities from the toxic waste spill. According to government estimates, the damage amounted to HUF55 billion, or 0.2% of GDP. The Government declared a state of danger for the area affected by the toxic waste spill and acquired temporary control of MAL Zrt. to mitigate the consequences of the accident and prevent further incident. A Government Commissioner was appointed to make immediate business decisions for, and manage the affairs of, MAL Zrt. As of February 27, 2013, the County Court of Veszprém declared MAL Zrt. insolvent and ordered the liquidation of the company.

PRIVATIZATION

Status of Privatization Efforts

Since 1990, Hungary has privatized nearly 1,300 enterprises out of the 1,860 enterprises previously owned by the state. The Hungarian Privatization and State Holding Company (Állami Privatizációs és Vagyonkezelő Zrt.) (“ÁPV Zrt.”) manages these sales.

Most of the larger companies involved in the privatization program have already been partially or fully privatized. Permanent government control is anticipated for 36 companies. The scope of property, which is required to remain state-owned in the long term, is defined by law as follows:

(1)               national public utility service providers;

(2)               property or companies of strategic importance for the national economy; and

(3)               property or companies that accomplish tasks or fulfill objectives for national defense or other special purposes.

After two earlier attempts to privatize Malev Hungarian Airlines (“Malev”) in 1997 and 2007, on February 26, 2010, Hungary reacquired a 95% interest in Malev in order to provide financial stability to the Hungarian national airline following the bankruptcy of an indirect shareholder during the global economic crisis. Hungary was involved in the equity increase of Malev in part by purchasing new shares and in part by a non-capital contribution through the conversion of earlier debts. As a result, Hungary acquired a stake in the company with a total value of HUF25.2 billion. On February 3, 2012, based on the resolution of its Board of Directors, Malev ceased operations in order to minimize its losses. Malev struggled financially for several years and is reported to owe HUF60 billion (USD270 million) to lenders. On February 14, 2012, the Metropolitan Court of Budapest declared Malev insolvent and ordered the liquidation of the company.

On May 24, 2011, Prime Minister Viktor Orbán announced that the Hungarian state would buy a 21.2% stake of Hungarian Oil and Gas Public Limited Company (“MOL”) from Surgutneftegas (a Russian energy company). Under a sale and purchase agreement, the Hungarian state paid EUR1.88 billion to the seller, which corresponds to the average share price recorded during the last three months prior to the price agreement. The deal had no direct impact on Hungary’s public debt or the level of the budget deficit. The transaction became effective on June 25, 2011, when the relevant amendment of the Budget Act for the year 2011 went into effect and an affirmative resolution was adopted by Parliament. The affirmative resolution was necessary because of the large value of the transaction. The purchase was settled on July 6, 2011.

In addition to the stake directly owned by the Hungarian state, the Pension Reform and Debt Reduction Fund currently owns a 3.39% stake of MOL, which is deemed as indirectly owned by Hungary. Hungary’s direct and indirect ownership of MOL totals 24.7%.

On June 9, 2011, the Government decided to sell Hungary’s 25% share of Budapest Airport to Hochtief AG for HUF36.6 billion. The sale was completed on June 17, 2011.

On September 20, 2013, Prime Minister Mr. Viktor Orbán announced that Hungary is in talks to nationalize certain utility companies in connection with efforts to lower energy prices.

Methods of Privatization Used

Hungary is unique among Central European countries in that a large majority of its privatizations were conducted through public tenders, with sales for cash consideration. These outright sales, often to strategic long-term investors, were successful in bringing new management and know-how to many Hungarian enterprises. Public offerings played an important and successful role in the privatization process.

In recent years, the importance of compensation vouchers has decreased significantly. Compensation vouchers were the rights distributed to individual Hungarian citizens under the Compensation Act, which was designed to provide compensation for losses suffered, including the loss of property and personal freedom. These compensation vouchers entitled the holders to bid for shares in certain privatized entities. In 2003, in order to end the compensation voucher system, the Government decided to offer the shares of FORRÁS Trust and Investment Company (a state-owned asset management company) in exchange for the compensation vouchers. The offering was completed in June and July of 2003, and the shares of FORRÁS Trust and Investment Company were listed on the Budapest Stock Exchange.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

The following table sets out the balance of payments of Hungary for the periods indicated:

Balance of Payments(1)

	For the year ended December 31,					First quarter of	Second quarter of
	2008	2009	2010	2011	2012	2013	2013
	(EUR millions)
I. Current account, credit	92,267.9	77,442.7	88,146.6	97,474.3	98,845.3	24,381.8	25,392.5
debit	100,019.6	77,645.2	87,938.4	97,028.8	97,829.0	23,715.5	24,780.2
net	(7,751.7)	(202.5)	208.3	445.5	1,016.3	666.3	612.3
1. Goods, net	(1,208.1)	2,341.4	2,445.1	3,111.6	3,550.9	1,091.9	1,078.6
1.1. Exports	72,096.2	57,358.0	66,925.9	74,471.4	75,653.8	18,965.9	19,490.5
1.2. Imports	73,304.3	55,016.6	64,480.9	71,359.8	72,102.9	17,873.9	18,411.9
2. Services total, credit	13,818.8	13,309.4	14,584.7	15,809.8	15,867.5	3,596.9	4,016.9
debit	12,301.9	11,322.9	11,709.5	12,637.2	12,460.1	2,784.4	3,070.2
net	1,516.9	1,986.5	2,875.2	3,172.5	3,407.4	812.4	946.6
3. Income, credit	4,550.6	4,315.2	4,160.6	4,479.2	4,590.3	1,093.5	1,085.1
debit	12,031.8	9,250.1	9,649.4	10,898.8	10,952.9	2,317.2	2,715.9
net	(7,481.2)	(4,934.9)	(5,488.9)	(6,419.6)	(6,362.6)	(1,223.7)	(1,630.8)
4. Current transfers, credit	1,802.4	2,460.1	2,475.4	2,714.0	2,733.7	725.5	800.1
debit	2,381.7	2,055.7	2,098.5	2,133.0	2,313.2	739.9	582.2
net	(579.3)	404.5	376.9	581.0	420.5	(14.3)	217.9
II. Capital account, credit	1,049.3	1,723.9	2,294.5	2,472.2	2,620.4	609.3	971.6
debit	33.2	652.6	557.2	143.9	108.7	5.2	90.7
net	1,016.1	1,071.3	1,737.4	2,328.4	2,511.7	604.1	880.8
5. Capital transfers, credit	928.1	1,716.1	2,264.5	2,442.4	2,526.5	598.5	948.2
debit	9.6	47.1	256.5	15.3	17.2	3.5	5.2
net	918.5	1,669.0	2,008.0	2,427.1	2,509.3	595.0	943.0
6. Acquisition/disposal of non-produced, non-financial assets, credit	121.2	7.8	30.0	29.8	93.9	10.8	23.4
debit	23.5	605.6	300.6	128.6	91.5	1.7	85.5
net	97.6	(597.8)	(270.6)	(98.8)	2.4	9.1	(62.2)
III. Financial account (2)	16,694.6	4,942.6	1,800.5	2,823.0	(8,296.8)	471.7	(2,864.0)
7. Direct investment, net	2,676.6	128.2	787.1	662.9	2,043.6	344.7	(864.2)
7.1. Abroad	(1,514.1)	(1,347.9)	(887.6)	(3,146.0)	(8,646.3)	(339.3)	(154.8)
7.1.1. Equity capital and reinvested earnings, net	(1,530.2)	(863.3)	(953.7)	(278.8)	(12,286.7)	(144.9)	(258.4)
7.1.1.1. Equity capital, net	(2,235.7)	(765.7)	(870.6)	(342.7)	(11,415.2)	(130.2)	(172.3)
7.1.1.2. Reinvested earnings, net	705.5	(97.7)	(83.1)	63.9	(871.5)	(14.7)	(86.1)
7.1.2. Other capital, net	16.1	(484.5)	66.2	(2,867.1)	3,640.3	(194.4)	103.5
7.1.2.1. Assets, net	(149.6)	(763.9)	121.1	(2,775.3)	3,355.9	(141.5)	22.3
7.1.2.2. Liabilities, net	165.7	279.4	(55.0)	(91.9)	284.4	(52.9)	81.2
7.2. In Hungary	4,190.7	1,476.1	1,674.7	3,808.8	10,689.9	684.0	(709.3)
7.2.1. Equity capital and reinvested earnings, net	4,166.8	(1,810.1)	2,968.5	4,399.5	5,237.7	500.5	(968.4)
7.2.1.1. Equity capital, net	3,271.7	(1,618.3)	3,154.6	3,158.4	3,914.6	302.5	565.5
7.2.1.2. Reinvested earnings, net	895.1	(191.8)	(186.1)	1,241.1	1,323.2	198.0	(1,533.9)
7.2.2. Other capital, net	23.9	3,286.2	(1,293.8)	(590.7)	5,452.2	183.5	259.1
7.2.2.1. Assets, net	(2,270.4)	(4,074.3)	261.4	(443.9)	7,202.0	(1,458.1)	(827.4)
7.2.2.2. Liabilities, net	2,294.3	7,360.5	(1,555.2)	(146.8)	(1,749.8)	1,641.6	1,086.5

	For the year ended December 31,					First quarter of	Second quarter of
	2008	2009	2010	2011	2012	2013	2013
	(EUR millions)
8. Portfolio investment	(2,530.8)	(3,592.0)	(138.0)	6,578.5	1,789.8	1,507.1	1,077.9
8.1. Assets, net	(2,516.8)	(737.8)	(376.4)	1,623.6	725.3	234.1	22.3
8.1.1. Equity securities, net	(2,191.4)	(799.6)	(505.7)	1,623.8	669.1	173.9	20.2
8.1.2. Bonds and notes, net	(319.8)	81.3	117.4	10.5	112.8	48.9	(26.3)
8.1.3. Money market instruments, net	(5.6)	(19.5)	11.8	(10.7)	(56.5)	11.3	28.5
8.2. Liabilities, net	(14.0)	(2,854.2)	238.4	4,954.9	1,064.4	1,273.1	1,055.6
8.2.1. Equity securities, net	(260.2)	504.2	(145.7)	226.0	877.3	241.9	(58.1)
8.2.2. Bonds and notes, net	252.1	(3,505.8)	(268.6)	3,167.5	1,060.8	1,044.6	164.5
8.2.3. Money market instruments, net	(5.9)	147.3	652.7	1,561.4	(873.7)	(13.4)	949.2
9. Financial derivatives	(671.4)	641.1	624.9	(787.1)	279.1	228.2	53.3
9.1. Assets, net	7,888.4	5,627.3	4,919.1	5,015.2	4,669.4	1,201.8	840.2
9.2. Liabilities, net	(8,559.7)	(4,986.2)	(4,294.2)	(5,802.3)	(4,390.3)	(973.6)	(786.9)
10. Other investment, net	17,220.1	7,765.3	526.6	(3,631.3)	(12,409.2)	(1,608.3)	(3,131.0)
10.1. Assets, net	(2,175.3)	(423.6)	92.6	1,742.0	2,008.1	227.4	(123.0)
10.1.1. Short-term, net	981.7	(983.9)	(1,224.6)	630.9	900.5	81.9	(305.0)
10.1.2. Long-term, net	(3,157.0)	560.3	1,317.2	1,111.0	1,107.5	145.5	182.0
10.2. Liabilities, net	19,395.4	8,188.9	434.0	(5,373.2)	(14,417.3)	(1,835.7)	(3,008.0)
10.2.1. Short-term, net	2,737.6	(108.7)	3,821.2	(710.4)	(6,904.1)	516.4	(999.4)
10.2.2. Long-term, net	16,657.8	8,297.6	(3,387.2)	(4,662.9)	(7,513.2)	(2,352.1)	(2,008.6)
IV. Net errors and omissions	(2,282.9)	(325.4)	(728.3)	(1,723.2)	1,417.5	103.0	714.6
V. Overall balance	7,676.1	5,485.9	3,017.9	3,873.6	(3,351.3)	1,845.1	(656.3)
VI. International reserves	(7,676.1)	(5,485.9)	(3,017.9)	(3,873.6)	3,351.3	(1,845.1)	656.3

Source: NBH

Notes:

(1)               In 2008 and 2010, there were methodological changes in the calculation of the balance of payments statistics, as discussed in further detail below.

(2)               Excluding international reserves.

The current account surplus of EUR 446 million in 2011 increased to EUR 1,016 million in 2012, largely due to an increase in net exports. During 2012, net direct investment was positive, and the net inflow was EUR 2,044 million.

In the first half of 2013, the current account showed a surplus of EUR 1,279 million compared to a surplus of EUR 322 million in the first quarter of 2012. See “Foreign Direct Investment.”

Methodological Changes in Calculation of Balance of Payments Statistics

In 2010, Hungary implemented the methodological changes described below with respect to the calculation of the balance of payments statistics.

1.      Changes in the balance of trade in goods resulting from a new method of delivery terms

The balance of payments method applies the value of goods at the customs border of the exporting country, while the primary source of data (i.e., the CSO’s foreign trade statistics) uses the prices charged for delivery at the Hungarian border (i.e., the value at the Hungarian border). While the two values are the same with respect to exports, the import value shown by the foreign trade sector is greater than what is required by the balance of payments method. Consequently, the import data compiled by the CSO is applied for the purposes of financial accounts following a terms of delivery adjustment. This is done in accordance with the means used for the GDP compilation, where turnover is credited by the value of goods as recorded at the border of the exporting country.

In recent years, the terms of delivery adjustment was carried out using an average adjustment factor at the national economy level in connection with financial accounts and GDP; however, the adjustment factor is reviewed from time to time due to changes in the structure of foreign trade. In 2009, the CSO and NBH launched the review process and the changes in the applied methodology. As a result, adjustments have been made in the financial accounts, reflecting higher import figures for the period from 2006 through 2010.

2.      Retroactive data revisions

No direct sources of data are available for deposits made and loans borrowed abroad by Hungarian households. In 2010, a methodological change was implemented to retroactively adjust the statistics to reflect data (on an estimated basis) on deposits made and loans borrowed abroad by Hungarian households by using alternative data sources, including:

•                       quarterly data from the monetary statistics of Oesterreichische Nationalbank and Deutsche Bundesbank on deposits and loans of Hungarian households;

•                       annual data from the monetary statistics of the Swiss National Bank on deposits of Hungarian clients;

•                       information supplied on the interest income of Hungarian private individuals by financial service providers, as well as information supplied to the Hungarian Tax and Financial Control Administration on the annual interest income of Hungarian private individuals pursuant to Council Directive 2003/48/EC; and

•                       cumulative data from the balance of payment statistics and from previous cash-flow reports and carried over receivables and liabilities attributed to non-member states of the European Economic Area.

Changes to Hungary’s data collection system in 2008 resulted in a new method for estimating commercial loans. Prior to 2008, the current account primarily showed the CSO numbers for external trade, while the data for financial account originated from the CSO data shown under goods and were based on an algorithm created from cash-flow reports of banks made to NBH relating to goods. The new data collection system introduced in 2008 relies on CSO data under goods, using it as a data source in accordance with international standards.

•                       Based on the data gathered by the revised data collection system, it was determined that the time series for the commercial loans obtained by the data collection system did not coincide with the new data reported. Consequently, it was necessary to modify the time series for commercial loans for the period from 2004 through 2008. The estimation relied on balance of payment statistics reported directly after 2008, as well as on the data on goods recorded in the current account. The estimate modified the time series for both trade credit receivables and trade credit debts.

•                       Prior to 2008, the data collection system did not provide accurate information on declared but unpaid dividends, resulting in an accumulated debt for the period prior to 2008 relating to non-financial companies. After the introduction of the new data collection system, the NBH concluded that no additional debts resulted from approved and unpaid dividends and, accordingly, reduced the debts from approved and unpaid dividends that were recognized for the period from 2004 through 2008.

3.      Effects of a significant corporate restructuring during the fourth quarter of 2009

In 2009, a restructuring by a multinational company of its Hungarian branch resulted in a revaluation of the branch in excess of its book value. For statistical recording purposes, the NBH approved the revaluated amount and recorded the data on the transactions and the international investment positions accordingly. Although the transaction has no impact on the total direct investments made in Hungary in the balance of payments statistics, the revalued amount shown under shares and other equity are recorded as net disinvestment (expenditure), while the inflow of capital of the same value appears under shares and equity and other capital transactions (as an increase in intra-group loan liabilities). In the statistics, the volume of direct investment in Hungary shows significant growth due to the overvaluation. The value of shares and other equity resulting from the above transactions and reflecting the new ownership structure does not differ significantly from the value prior to the revaluation. The difference between the original equity and the revalued capital is shown as a loan liability, as a result of which the intra-group loan liability increases significantly.

Foreign Trade

The following tables set forth Hungary’s trade in goods by territory for the periods indicated:

Exports

	European Union countries	Non-EU countries	Total	EU-15	Countries joining the EU after 2004	Asian countries	American countries
	(EUR millions)
2008	57,504	15,876	73,380	42,204	15,300	3,756	2,194
2009	46,652	12,487	59,139	34,982	11,670	3,272	1,799
2010	55,305	16,144	71,449	40,783	14,522	4,613	2,143
2011	60,879	19,099	79,978	43,183	17,696	6,021	2,364
2012	60,737	19,215	79,952	42,917	17,820	5,118	2,956
2013Q1	15,261	4,664	19,925	11,134	4,127	1,173	746
2013Q2	15,520	4,948	20,468	11,126	4,394	1,323	747

Source: CSO

	Food, beverages, tobacco	Crude materials	Fuels, electric energy	Manufactured goods	Machinery and transport equipment	Total
	(EUR millions)
2008	4,909	1,726	2,751	19,498	44,496	73,380
2009	4,271	1,301	1,523	16,314	35,729	59,139
2010	4,955	1,732	2,024	19,724	43,014	71,449
2011	6,020	2,436	2,898	23,418	45,205	79,978
2012	6,526	2,733	3,234	24,852	42,606	79,952
2013Q1	1,503	661	688	6,451	10,622	19,925
2013Q2	1,570	587	596	6,683	11,032	20,468

Source: CSO

Imports

	European Union countries	Non-EU countries	Total	EU-15	Countries joining the EU after 2004	Asian countries	American countries
	(EUR millions)
2008	50,344	23,356	73,700	39,541	10,803	11,778	1,751
2009	38,089	17,313	55,401	29,617	8,471	9,846	1,530
2010	44,731	21,203	65,934	33,718	11,013	12,154	1,645
2011	50,593	22,324	72,917	37,254	13,339	10,589	2,386
2012	51,615	21,682	73,297	38,210	13,406	9,558	2,577
2013Q1	12,557	5,657	18,214	9,291	3,266	2,244	716
2013Q2	13,282	5,391	18,673	9,789	3,493	2,256	848

Source: CSO

	Food, beverages, tobacco	Crude materials	Fuels, electric energy	Manufactured goods	Machinery and transport equipment	Total
	(EUR millions)
2008	3,422	1,424	9,393	23,305	36,155	73,700
2009	3,046	897	6,055	17,893	27,510	55,401
2010	3,270	1,385	7,064	21,014	33,201	65,934
2011	3,893	1,871	9,013	24,370	33,769	72,917
2012	3,881	1,855	9,514	24,526	33,522	73,297
2013Q1	957	436	2,525	6,273	8,022	18,214
2013Q2	935	413	2,136	6,452	8,737	18,673

Source: CSO

Hungary’s foreign trade in goods with industrialized countries (in particular, EU countries) has increased in recent years. EU countries accounted for 76% and 76% of Hungary’s exports and 70% and 70% of imports in 2012 and the first six months of 2013, respectively.

Trade Policy

Hungary has taken a number of steps since the beginning of the 1990s to integrate its economy into the global trading system.

EU

Upon accession to the EU, Hungary adopted all aspects of the Common Commercial Policy of the EU. This includes the application of the Common External Tariff, EU preferential trade agreements and regimes, WTO commitments and trade defense measures. The overall effect of these changes is that the trade regime of Hungary has become more open and transparent (for example, the average level of customs duties decreased by about 50% following Hungary’s accession to the EU, and the country gained membership in the Agreement on Government Procurement, the Agreement on Trade in Civil Aircraft and the Information Technology Arrangement within the framework of the WTO). Further, by virtue of Hungary’s membership in the EU, it is also a member of the European Economic Area (“EEA”), along with Norway, Iceland, and Lichtenstein and the other EU-member countries.

Bilateral Trade Agreements

In addition to the multilateral trade agreements discussed above, Hungary has also entered into bilateral trade agreements with several countries, including Slovenia, Romania, Turkey, Israel, Bulgaria, Lithuania, Latvia and Estonia. Hungary has entered into trade and co-operation agreements with certain Central European countries designed to lower or eliminate trade barriers.

Foreign Direct Investment

The following table sets forth historical records of foreign direct investment (“FDI”) in Hungary and Hungarian direct investments abroad during the years indicated:

Foreign Direct Investment

	For the year ended December 31,					First quarter of	Second quarter of
	2008	2009	2010	2011	2012	2013	2013
	(EUR millions)
Direct investment
Abroad	(1,514.1)	(1,347.9)	(887.6)	(3,146.0)	(8,646.3)	(339.3)	(154.8)
Equity capital and reinvested earnings, net	(1,530.2)	(863.3)	(953.7)	(278.8)	(12,286.7)	(144.9)	(258.4)
Other capital, net	16.1	(484.5)	66.2	(2,867.1)	3,640.3	(194.4)	103.5
In Hungary	4,190.7	1,476.1	1,674.7	3,808.8	10,689.9	684.0	(709.3)
Equity capital and reinvested earnings, net	4,166.8	(1,810.1)	2,968.5	4,399.5	5,237.7	500.5	(968.4)
Other capital, net	23.9	3,286.2	(1,293.8)	(590.7)	5,452.2	183.5	259.1
Net direct investment	2,676.6	128.2	787.1	662.9	2,043.6	344.7	(864.2)

Source: NBH

In 2003, due to the expansion abroad of major Hungarian companies such as OTP and MOL, the FDI outflow was significantly higher compared to previous years, which explains about 60% of the net FDI decrease seen in 2003. The remainder can be attributed to the unfavorable global investment environment, which led to moderate investment in Hungary in 2003. In 2004, 2005 and 2006 due to the favorable global and regional investment environment, the net FDI inflow was significantly higher than in 2003. However, in 2007, the net FDI inflow was significantly lower than in 2006, partly as a result of a less favorable global investment environment. In 2008, the volume of net FDI rebounded to pre-2007 levels due to high levels of equity investments. In 2009, the volume of net FDI was close to zero, and the net inflow was EUR 128 million. The contraction in 2009 was primarily the result of credit constraints and deteriorating investor confidence and economic performance in Hungary as a result of the global financial crisis. In 2010, the volume of net FDI inflow was EUR 787 million, modest compared to the volume in the years preceding 2007. In 2011, the volume of net FDI was positive, and the net inflow was EUR663 million. The relatively low net inflow in 2009, 2010 and 2011 was the consequence of continued unfavorable global economic conditions. In 2012, the volume of net FDI reached an inflow of EUR 2,044 million, partly due to capital in transit. As of December 31, 2012, the cumulative FDI was EUR 93.1 billion, which constituted 95% of the GDP in 2012. The first half of 2013 showed a negative net direct investment in the amount of EUR 520 million.

The following table sets forth certain information regarding FDI in Hungary and Hungarian direct investments abroad during the six months ended June 30, 2013 as compared to the same period in 2012:

Foreign Direct Investment

	Six months ended June 30,
	2012	2013	Change
	(EUR millions)		(%)
Direct investment, net	(28.4)	(519.5)	1,731.7
Abroad, net	(5,232.2)	(494.2)	(90.6)
Equity capital and reinvested earnings, abroad, net	(6,685.6)	(403.3)	(94.0)
Equity capital, abroad, net	(6,368.0)	(302.5)	(95.2)
Reinvested earnings, abroad, net	(317.7)	(100.8)	(68.3)
Other capital, abroad, net	1,453.5	(90.9)	(106.3)
Assets, net	1,653.8	(119.2)	(107.2)
Liabilities, net	(200.3)	28.3	(114.1)
In Hungary, net	5,203.8	(25.3)	(100.5)
Equity capital and reinvested earnings, in Hungary, net	867.4	(467.9)	(153.9)
Equity capital, in Hungary, net	1,898.2	868.0	(54.3)
Reinvested earnings, in Hungary, net	(1,030.8)	(1,335.9)	29.6
Other capital, in Hungary, net	4,336.4	442.6	(89.8)
Assets, net	3,423.3	(2,285.5)	(166.8)
Liabilities, net	913.1	2,728.1	198.8

Source: NBH

During the six months ended June 30, 2013, the balance of net direct investment showed an outflow of EUR 520 million compared to the EUR 28 million net outflow during the same period of 2012.

Direct investment abroad in the first six months of 2013 generated a net outflow of EUR 494 million, while in the same period in 2012 direct investment abroad generated a net capital outflow of EUR 5,232 million. The decrease of the outflow was primarily a result of the EUR 303 million net capital outflow with respect to net equity capital abroad in the first six months of 2013, while net equity capital abroad in the same period of 2012 generated EUR 6,368 million capital outflow. With respect to net other capital abroad, there was a net capital outflow of EUR 91 million in the first six months of 2013, while during the same period of 2012 the net capital inflow with respect to net other capital abroad amounted to EUR 1,453 million. In the first six months of 2013, there was a net capital outflow of EUR 101 million with respect to reinvested earnings abroad, while during the same period in 2012 there was a net capital outflow of EUR 318 million with respect to reinvested earnings abroad.

Direct investment in Hungary in the first six months of 2013 generated a net outflow of EUR 25 million, while in the same period in 2012 direct investment in Hungary generated a net capital inflow of EUR 5,204 million. The turning of the inflow into an outflow was primarily a result of a net capital inflow with respect to net other capital in Hungary of EUR 443 million in the first six months of 2013, while during the same period in 2012, the net capital inflow with respect to net other capital in Hungary amounted to EUR 4,336 million. The EUR 868 million net capital inflow with respect to net equity capital movements in Hungary in the first six months of 2013 was lower than the net equity capital movements in Hungary in the same period of 2012, generating EUR 1,898 million capital inflow. In the first six months of 2013, there was a net capital outflow of EUR 1,336 million with respect to reinvested earnings in Hungary, while during the same period in 2012 there was a capital outflow of EUR 1,031 million with respect to reinvested earnings in Hungary.

In recent years, reinvested earnings in Hungary and FDI in the form of other capital have been relatively high, amounting to approximately half of the balance of net income on equities. Further, the increasing investment by Hungarian companies in the form of equity capital abroad has primarily been a result of certain Hungarian companies seeking to increase their footprint in the Central-Eastern European region generally.

Foreign Direct Investment by Industry

FDI flows (equity capital) abroad by economic activity, net (excluding SPEs)

	For the year ended December 31,
	2008	2009	2010	2011	2012
	(EUR millions)
Agriculture, hunting and forestry	5.3	5.7	8.4	5.3	0.1
Mining and quarrying	1,144.2	1,906.9	2,942.2	3,565.2	3,554.5
Manufacturing	3,873.5	3,422.5	3,351.5	3,504.9	3,389.5
Food products; beverages and tobacco	21.5	16.2	13.0	19.3	13.6
Textiles, wearing apparel and leather products	16.7	7.0	5.0	7.4	9.1
Wood, paper, printing and reproduction	67.2	64.8	70.9	73.5	66.3
Coke and refined petroleum products	2,075.0	1,445.5	1,300.0	1,509.2	994.3
Chemicals and chemical products	90.7	75.9	83.0	132.8	126.7
Basic pharmaceutical products	803.2	840.9	1,024.2	832.6	743.8
Rubber and plastic products	55.7	79.4	97.4	95.5	102.8
Other non-metallic mineral products	180.6	198.9	126.7	122.1	105.1
Basic metals and fabricated metal products	18.1	16.1	16.2	17.7	21.9
Computer, electronic and optical products	390.4	472.2	501.0	569.7	908.8
Electrical equipment	18.7	19.8	19.8	17.3	17.1
Machinery and equipment n.e.c.	5.9	4.8	4.9	9.3	30.4
Total vehicles and other transport equipment	108.8	94.7	12.7	20.6	161.3
Manufacturing not elsewhere classified	21.2	86.4	76.8	77.9	88.3
Electricity, gas, steam and air conditioning supply	16.0	52.3	38.4	58.2	79.5
Water supply, sewerage, waste management and remediation activities	16.2	19.6	25.2	29.1	29.5
Construction	34.6	88.4	88.8	64.0	57.0
Services	7,104.0	7,629.3	8,234.8	10,781.5	18,473.9
Wholesale and retail trade; repair of vehicles	1,558.8	1,429.1	1,580.5	1,467.2	1,668.3
Transportation and storage	13.8	22.8	32.7	24.6	30.4
Accommodation and food services	145.4	152.0	154.7	139.0	141.1
Information and communication	171.0	133.6	197.3	188.6	201.4
Telecommunication	124.6	92.6	155.9	141.4	159.2
Computer programming, consultancy and related activities	6.0	4.8	4.8	4.7	(13.6)
Information services activities	0.0	0.0	0.0	0.0	0.0
Financial and insurance activities	2,577.5	2,689.7	2,990.2	2,644.5	5,503.6
Financial intermediation, EXC insurance and pension funding	2,547.5	2,655.9	2,947.8	2,607.9	2,403.1
Other monetary intermediation	1,991.5	2,165.1	2,138.7	2,088.7	2,185.9
Insurance, reinsurance, and pension funding	12.6	12.3	18.5	14.1	25.2
Real estate activities	41.6	16.0	(12.4)	(26.9)	37.0
Professional, scientific and technical activities	1,290.8	1,183.8	558.1	451.5	2,295.4
Legal and accounting activities	3.6	0.6	0.0	0.0	0.0
Activities of head offices; management consultancy activities	1,193.3	1,073.3	471.8	345.1	2,206.3
Scientific research and development	21.9	12.7	2.7	2.2	5.4
Other services	1,305.1	2,002.3	2,733.6	5,893.2	8,596.5
Other business support services n.e.c.	1,287.1	1,954.0	2,678.5	5,844.8	8,564.3
Private purchase and sales of real estate	285.1	579.6	605.5	449.9	265.1
Not allocated economic activity	6.0	0.0	0.0	0.0	0.0
Total	12,485.0	13,704.4	15,294.9	18,458.1	25,849.1

Source: NBH

FDI flows (equity capital) in Hungary by economic activity, net (excluding SPEs)

	For the year ended December 31,
	2008	2009	2010	2011	2012
	(EUR millions)
Agriculture, hunting and forestry	336.4	353.6	385.6	348.4	469.1
Mining and quarrying	302.0	292.8	224.4	227.6	260.1
Manufacturing	17,331.8	17,249.5	17,363.6	9,881.8	15,826.3
Food products; beverages and tobacco	1,772.5	1,804.0	1,642.6	1,560.1	1,874.8
Textiles, wearing apparel and leather products	239.4	273.7	269.8	278.4	278.9
Wood, paper, printing and reproduction	846.7	823.8	770.3	668.1	723.3
Coke and refined petroleum products	807.4	1,382.7	1,676.8	48.9	41.9
Chemicals and chemical products	486.1	562.2	506.3	515.6	604.0
Basic pharmaceutical products	1,155.0	1,591.6	1,710.7	1,818.8	2,107.7
Rubber and plastic products	751.5	849.3	956.4	888.6	1,137.4
Other non-metallic mineral products	1,439.5	1,442.9	1,415.9	1,189.8	1,333.6
Basic metals and fabricated metal products	1,511.9	1,124.8	1,161.1	1,244.8	1,240.7
Computer, electronic and optical products	1,785.7	1,505.0	1,834.0	2,100.7	2,255.6
Electrical equipment	755.8	684.3	708.9	652.7	651.8
Machinery and equipment n.e.c.	826.2	909.0	911.9	148.2	522.0
Total vehicles and other transport equipment	4,627.7	3,957.1	3,394.1	(1,693.2)	2,517.8
Manufacturing not elsewhere classified	326.5	339.3	404.8	460.3	536.8
Electricity, gas, steam and air conditioning supply	3,052.9	3,631.8	4,170.8	2,286.3	3,152.2
Water supply, sewerage, waste management and remediation activities	85.2	116.9	125.9	120.5	113.7
Construction	1,098.8	1,224.5	1,185.8	945.7	911.6
Services	38,749.1	44,226.0	42,973.3	50,187.7	55,475.8
Wholesale and retail trade; repair of vehicles	8,601.6	8,545.2	8,933.3	8,418.2	8,580.1
Transportation and storage	1,502.8	1,463.4	1,311.2	1,337.5	1,759.3
Accommodation and food services	417.2	351.2	416.8	443.2	416.0
Information and communication	5,479.3	5,832.1	5,201.3	4,305.8	4,215.0
Telecommunication	4,567.5	4,559.4	3,947.3	3,255.3	3,067.9
Computer programming, consultancy and related activities	185.4	189.5	202.0	254.3	297.2
Information services activities	36.4	11.6	79.7	31.3	(34.2)
Financial and insurance activities	7,123.5	6,814.7	6,323.8	4,786.8	5,751.2
Financial intermediation, EXC insurance and pension funding	5,865.6	5,551.4	5,368.1	3,894.1	4,873.2
Other monetary intermediation	5,526.0	5,432.6	5,244.2	3,817.7	4,735.7
Insurance, reinsurance, and pension funding	1,126.6	1,176.7	872.5	812.9	801.3
Real estate activities	5,034.8	5,671.5	5,325.3	4,736.3	4,942.4
Professional, scientific and technical activities	9,346.3	6,699.5	6,899.6	18,463.8	25,854.5
Legal and accounting activities	82.4	124.5	138.8	108.8	127.4
Activities of head offices; management consultancy activities	8,880.8	6,254.3	6,356.8	17,888.8	25,252.8
Scientific research and development	75.6	9.3	73.2	69.0	72.2
Other services	1,243.7	8,848.3	8,562.0	7,696.2	3,957.3
Other business support services n.e.c.	531.4	8,017.8	7,267.7	6,598.8	2,763.9
Private purchase and sales of real estate	1,498.3	1,513.2	1,517.2	1,400.4	1,547.2
Not allocated economic activity	0.0	0.0	0.0	0.0	0.0
Total	62,454.5	68,608.2	67,946.8	65,398.4	77,756.0

Source: NBH

The following table sets forth the composition of net FDI into Hungary according to the country of origin for the periods indicated:

Foreign Direct Investment by Country of Origin

FDI flows (equity capital) abroad by the investments’ country, net (excluding SPEs)

		For the year ended December 31,
		2008	2009	2010	2011	2012
		(EUR millions)
Europe		10,176.3	10,594.3	10,612.6	11,427.3	16,730.0
of which:	Albania	0.1	0.0	0.0	(0.1)	0.1
	Austria	49.7	68.0	86.1	105.6	79.6
	Belgium	9.1	1.2	6.3	6.6	3,060.3
	Belarus	0.1	0.2	0.0	0.0	0.1
	Bulgaria	738.2	855.0	929.7	831.2	851.4
	Cyprus	780.5	734.9	749.1	909.3	986.2
	Czech Republic	215.6	212.3	244.7	252.6	274.4
	Denmark	2.1	2.7	6.8	6.5	0.0
	United Kingdom	26.1	37.1	48.1	43.8	47.8
	Estonia	0.9	0.1	0.7	0.1	0.9
	Finland	0.9	1.1	0.9	0.3	0.7
	France	18.5	20.9	16.4	14.7	32.2
	Greece	0.1	0.1	0.1	4.4	0.9
	Netherlands	315.6	211.4	114.5	161.1	444.8
	Croatia	1,104.5	1,700.1	2,565.9	2,912.4	2,882.8
	Iceland	0.0	0.0	0.0	0.0	0.0
	Ireland	3.9	0.7	1.9	11.7	58.3
	Poland	197.1	225.8	277.6	261.7	269.6
	Latvia	1.2	0.1	1.0	0.0	0.1
	Liechtenstein	10.5	10.8	13.3	13.8	13.9
	Lithuania	1.7	11.7	5.9	4.1	3.9
	Luxemburg	950.3	791.4	224.4	137.4	1,663.3
	Macedonia	403.3	387.2	346.0	334.0	328.0
	Malta	0.1	0.0	0.0	0.0	0.0
	Montenegro	157.3	145.6	185.9	148.0	173.4
	Germany	93.5	114.6	75.0	99.9	84.9
	Norway	0.0	0.0	0.0	0.2	0.7
	Italy	286.3	257.4	307.4	524.9	480.5
	Russia	408.2	249.1	349.1	444.7	584.4
	Portugal	0.5	24.2	36.8	34.3	18.5
	Romania	593.7	560.5	509.4	461.7	626.8
	Spain	24.6	22.2	15.3	20.5	6.0
	Switzerland	442.5	1,130.6	901.6	1,091.8	1,717.0
	Sweden	1.3	0.4	0.5	1.2	0.7
	Serbia	401.9	390.5	362.4	381.0	257.6
	Slovakia	2,361.0	1,819.1	1,536.8	1,591.3	1,183.3
	Slovenia	53.7	53.2	58.2	80.8	72.6
	Turkey	107.2	112.5	114.5	61.4	51.6
	Ukraine	360.3	390.3	450.4	405.8	419.2
America		1,611.2	1,858.8	3,001.9	5,429.5	7,694.4
North America		651.6	692.3	771.9	443.7	397.4
of which:	United States	545.0	588.5	750.3	437.1	372.7
	Canada	106.6	103.8	21.6	6.6	24.7
Central America		834.6	1,054.0	2,029.8	4,846.5	7,122.4
of which:	Mexico	0.3	3.0	3.1	5.4	6.4

		For the year ended December 31,
		2008	2009	2010	2011	2012
		(EUR millions)
South America		125.0	112.5	200.2	139.3	174.6
of which:	Argentina	5.0	4.4	7.8	8.2	9.3
	Brazil	119.1	107.8	192.1	130.3	164.1
	Chile	0.7	0.1	0.0	0.4	0.2
	Columbia	0.0	0.0	0.0	0.0	0.0
	Uruguay	0.3	0.3	0.2	0.4	1.0
	Venezuela	0.0	0.0	0.0	0.0	0.0
Asia		420.9	677.6	1,074.3	1,150.7	1,159.7
Near and Middle East		91.5	152.2	303.0	366.0	382.9
of which:	Iran, Islamic Republic of	0.0	0.0	0.0	0.0	0.0
	Israel	83.2	100.1	235.4	302.6	327.9
Other Asian Countries		329.4	525.4	771.4	784.7	776.8
of which:	South Korea	271.3	303.3	325.4	342.8	348.8
	Philippines	0.0	0.0	0.0	0.0	0.0
	Hong Kong	0.1	0.2	0.2	1.6	0.8
	India	19.7	16.8	16.9	17.1	18.6
	Indonesia	0.0	0.0	0.0	0.0	0.0
	Japan	6.5	7.5	10.3	7.8	7.2
	China	7.4	12.4	24.3	28.4	31.2
	Malaysia	0.0	19.0	26.8	32.1	17.9
	Singapore	20.0	158.2	355.4	337.7	330.1
	Taiwan	0.0	0.0	0.3	0.0	0.9
	Thailand	0.0	0.0	0.0	0.2	0.0
Africa		0.8	2.6	5.1	1.8	3.1
North Africa		0.0	0.0	0.0	0.0	0.0
of which:	Egypt	0.0	0.0	0.0	0.0	0.0
	Morocco	0.0	0.0	0.0	0.0	0.0
Other African Countries		0.7	2.6	5.1	1.8	3.1
of which:	South Africa	0.2	0.3	0.3	0.3	0.4
Oceania & Polar Regions		0.4	0.5	4.3	6.0	4.5
of which:	Australia	0.4	0.5	4.3	6.0	4.4
	New Zealand	0.0	0.0	0.0	0.0	0.0
International Organizations		0.0	0.0	0.0	0.0	0.0
Not allocated		275.5	570.5	596.6	442.9	257.3
Total		12,485.0	13,704.4	15,294,9	18,458.1	25,849.1

Source: NBH

FDI flows (equity capital) in Hungary by the investors’ country, net (excluding SPEs)

		For the year ended December 31,
		2008	2009	2010	2011	2012
		(EUR millions)
Europe		49,465.8	52,928.4	57,137.1	53,376.5	63,067.6
of which:	Albania	(2.7)	(4.4)	(2.4)	(2.1)	(0.9)
	Austria	9,110.3	9,381.4	8,733.6	7,869.3	8,980.4
	Belgium	1,870.8	2,202.9	2,242.7	1,750.8	1,650.5
	Belarus	3.8	2.1	1.8	2.4	3.3
	Bulgaria	(4.3)	1.4	2.7	(6.9)	(4.6)
	Cyprus	1,852.6	1,917.0	1,645.8	1,322.6	1,058.9
	Czech Republic	(67.4)	10.2	19.3	50.3	36.4
	Denmark	511.9	449.0	353.5	261.3	250.1
	United Kingdom	354.7	1,510.2	1,766.2	1,672.0	2,833.8
	Estonia	1.3	0.2	(1.2)	(1.1)	(0.9)
	Finland	547.2	836.0	922.3	190.0	148.0
	France	3,801.4	3,547.7	3,388.0	3,046.0	3,365.0
	Greece	(3.3)	(0.5)	0.4	(1.2)	(0.2)
	Netherlands	8,616.7	12,497.7	11,864.9	11,686.0	9,435.5

		For the year ended December 31,
		2008	2009	2010	2011	2012
		(EUR millions)
	Croatia	153.0	21.4	(17.0)	(36.7)	(73.3)
	Iceland	3.5	2.8	1.6	0.2	0.3
	Ireland	(12.5)	596.8	704.6	235.5	(1,005.6)
	Poland	38.9	96.5	158.7	200.2	218.0
	Latvia	(1.3)	(3.0)	(0.4)	(0.5)	(0.4)
	Liechtenstein	198.7	253.3	237.2	223.8	168.7
	Lithuania	(0.5)	11.8	9.2	7.0	7.3
	Luxemburg	6,269.0	3,888.6	5,554.9	4,257.1	10,573.0
	Macedonia	(0.3)	(1.6)	(1.3)	(0.9)	(3.4)
	Malta	252.9	212.8	233.8	260.8	319.0
	Montenegro	0.7	0.8	(0.3)	0.0	0.0
	Germany	14,090.3	15,019.6	15,748.3	19,358.5	19,329.9
	Norway	629.9	539.4	465.1	480.9	517.1
	Italy	(1,312.4)	(5,101.4)	(2,864.3)	(2,831.1)	646.5
	Russia	(210.3)	1,128.5	1,516.9	(70.2)	(96.4)
	Portugal	182.5	199.9	292.1	230.2	295.0
	Romania	(89.4)	33.8	85.8	98.5	78.4
	Spain	521.6	972.8	979.2	722.5	764.6
	Switzerland	1,351.5	2,204.9	2,594.0	1,863.1	2,943.2
	Sweden	529.2	475.2	400.2	440.4	401.0
	Serbia	6.5	8.0	(3.4)	(18.7)	(20.8)
	Slovakia	(3.3)	11.3	75.5	100.3	136.9
	Slovenia	20.2	14.4	1.8	11.8	9.1
	Turkey	(5.4)	(13.9)	(13.7)	5.4	5.4
	Ukraine	(21.1)	(126.7)	(149.7)	(151.8)	(119.1)
America		7,464.0	10,351.5	5,097.2	6,633.1	8,395.0
North America		3,050.5	3,146.2	3,278.5	2,589.9	2,368.7
of which:	United States	2,867.3	2,889.9	2,965.4	2,168.3	1,913.8
	Canada	183.2	256.3	313.1	421.6	454.8
Central America		4,477.7	7,269.8	1,906.4	4,140.5	6,139.3
of which:	Mexico	(11.1)	(9.8)	(9.9)	(15.0)	(27.6)
South America		(64.2)	(64.6)	(87.7)	(97.3)	(112.9)
of which:	Argentina	(2.5)	(0.2)	(1.2)	(3.2)	(2.0)
	Brazil	(62.0)	(65.6)	(82.3)	(88.1)	(102.9)
	Chile	(0.3)	(0.4)	(0.3)	(1.7)	(1.5)
	Columbia	2.0	3.1	(0.2)	(0.5)	(0.7)
	Uruguay	0.0	0.0	0.0	(0.1)	0.0
	Venezuela	(1.3)	(1.3)	(0.8)	(3.1)	(5.7)
Asia		1,889.6	1,956.8	1,740.4	1,956.6	2,113.9
Near and Middle East		(278.1)	(378.3)	(513.8)	(369.3)	(438.5)
of which:	Iran, Islamic Republic of	0.0	(0.3)	(0.2)	0.0	7.9
	Israel	(280.7)	(401.8)	(544.0)	(392.3)	(471.0)
Other Asian Countries		2,167.7	2,335.1	2,254.3	2,325.9	2,552.4
of which:	South Korea	779.7	894.7	803.9	862.7	1,047.7
	Philippines	(0.1)	1.4	2.9	1.7	3.7
	Hong Kong	260.4	234.1	202.1	329.7	290.8
	India	1.2	(1.3)	(16.9)	(12.6)	(15.1)
	Indonesia	1.6	0.6	0.3	2.1	1.1
	Japan	959.0	817.5	793.6	821.8	721.9
	China	29.5	7.4	98.6	(24.9)	65.4
	Malaysia	49.6	30.9	35.3	(5.5)	(23.8)
	Singapore	72.9	260.7	269.8	333.1	386.5

		For the year ended December 31,
		2008	2009	2010	2011	2012
		(EUR millions)
	Taiwan	25.1	101.7	82.2	45.3	105.8
	Thailand	0.7	4.0	3.9	2.0	2.2
Africa		63.6	125.0	72.2	57.9	131.6
North Africa		(22.8)	(6.7)	(8.0)	(13.4)	(7.3)
of which:	Egypt	(0.3)	(1.1)	(1.4)	(0.6)	(0.5)
	Morocco	(22.0)	(5.5)	(6.3)	(12.4)	(6.1)
Other African Countries		86.4	131.8	80.2	71.3	138.9
of which:	South Africa	5.6	32.1	24.4	2.2	1.3
Oceania & Polar Regions		21.6	30.2	36.9	29.6	16.4
of which:	Australia	19.7	24.1	35.1	12.5	0.1
	New Zealand	2.5	3.7	1.4	18.6	18.3
International Organizations		15.0	12.8	7.3	5.5	0.4
Not allocated		3,535.0	3,203.4	3,855.7	3,339.1	4,031.0
Total		62,454.5	68,608.2	67,946.8	65,398.4	77,756.0

Source: NBH

Foreign Exchange Reserves

The following table presents the level of Hungary’s gold and foreign exchange reserves as of the dates indicated:

Gold and Foreign Exchange Reserves

	For the year ended December 31,					September 30,
	2008	2009	2010	2011	2012	2013
	(EUR millions)
International net gold reserves(1)	61.0	75.9	104.3	119.4	124.5	98.1
Foreign exchange(2)	23,979.1	30,600.5	33,570.2	37,655.1	33,756.8	30,716.1
Total	24,040.1	30,676.4	33,674.5	37,774.5	33,881.3	30,814.2

Source: NBH

Notes:

(1)              Gold valued at London rates fixed on the relevant date.

(2)              Consists of foreign currencies, including the counterparts of swapped gold, converted at exchange rates at the dates shown.

MONETARY AND FINANCIAL SYSTEM

The National Bank of Hungary

The NBH is the central bank of Hungary. The independence of the NBH and the members of its decision-making bodies in carrying out the tasks and meeting their obligations is provided for by Act LVIII of 2001 on the National Bank of Hungary (the “National Bank Act”). The NBH’s primary objective is to use monetary instruments to achieve and maintain price stability and, without prejudice to this objective, to support the economic policy of the Government. These instruments include:

(1)               setting the central bank base rate (the rate for the NBH’s main policy instrument, the two-week deposit facility) and the setting of rates for overnight deposit and lending facilities;

(2)               establishing the minimum reserve requirements for commercial banks;

(3)               conducting open market operations, which include sales and purchases of government securities from commercial banks and engaging in other similar transactions to regulate liquidity within the economy; and

(4)               determining and implementing the exchange rate policy in agreement with the Government.

The NBH is a company limited by shares, with a registered capital of HUF10 billion. The NBH is wholly owned by Hungary and is regulated by the National Bank Act. The supreme body of the NBH is the General Assembly, and the Minister for National Economy (previously the Finance Minister) represents Hungary as the sole shareholder. The Monetary Council is the highest monetary policy decision-making body of the NBH. The Monetary Council holds meetings at least once every two weeks and makes the most important decisions concerning the general activities of the NBH, including the setting of the official interest rate.

In accordance with the latest regulation of the National Bank Act as amended in 2007, the number of Monetary Council members must be a minimum of five and maximum of seven. According to the new regulation, the Governor of the NBH, the Deputy Governors of the NBH and four other members can become members of the Monetary Council. However, the other members of the Monetary Council nominated earlier are entitled to serve their term in office until the end of their respective mandates. Therefore, currently the Monetary Council consists of seven members.

On February 21, 2011, Parliament adopted the amendment to Act LVIII of 2001 on the National Bank of Hungary, modifying the appointment procedure of the members of the Monetary Council (other than the Governor and the Deputy Governors of the NBH, who are members of the Council by virtue of their positions). According to the amendment, the four Monetary Council members may be nominated by the Committee on the Economy and Information Technology (a Parliamentary committee) and elected by members of Parliament. The criteria for the appointment of Monetary Council members and the rules guaranteeing their independence with regards to tenure of office, grounds for dismissal and conflicts of interest remain unchanged. The amendment went into effect on February 25, 2011.

On December 30, 2011, Parliament adopted the new Act on the National Bank of Hungary, which raised the number of Monetary Council members to a minimum of five and a maximum of nine, and set the number of Deputy Governors of NBH at a minimum of two and a maximum of three; prior to the adoption of the new Act on the National Bank of Hungary, the number of Deputy Governors of NBH was set at two. The Prime Minister proposes candidates for Deputy Governors, who are then appointed by the President. The Governor, the Deputy Governors and five other members elected by Parliament constitute the Monetary Council.

On April 12, 2012, the European Central Bank announced that according to the European Central Bank, the amendment of the new Act on the National Bank of Hungary violated the independence of NBH. On April 17, 2012, the Government introduced a bill to amend this Act to Parliament of Hungary. (In June 2012, such bill was withdrawn and a new bill was submitted on July 6, 2012.)

On April 17, 2012, the Government introduced an amendment to the New Constitution in Parliament, proposing to abolish the provision of the New Constitution which allowed the merger of NBH and HFSA. Subsequently, the amendment was approved by Parliament on June 4, 2012 and entered into force on June 18, 2012.

As of July 17, 2012, the European Commission has formally closed the infringement procedure launched against Hungary on January 17, 2012, since the Hungarian Parliament adopted the new Bill on the amendment to the Central Bank Act on July 6, 2012.

Under the amendment, the Monetary Council will not be charged with executing its own decisions, will not decide on the scope of authority of deputy governors or determine the way its tasks are communicated. The amendment abolished the obligation of MNB to send the agenda of the Monetary Council to the Government and also abolished the possibility of participation of a government representative in the Monetary Council’s meetings.

According to the amendment, the number of internal members (the governor and his deputies) must at all times be less than the number of external members, while the number of external members must at all times be less than twice the number of internal members.

On December 21, 2006, the NBH decided to issue two-week bonds instead of accepting two-week deposits. According to the evaluation of the NBH, the measure had no effect on the conduct of monetary policy. The reason for the change was to enhance the development of the financial sector and the liquidity management of the banks.

Monetary Policy

As set forth in Hungarian law, the NBH is responsible for achieving and maintaining price stability. In June 2001, the Monetary Council decided to conduct its monetary policy within the framework of inflation targeting, which is supplemented by an exchange rate regime using a wide fluctuation margin. See “Exchange Rate Policy.” The inflation target is 3% for each year following 2006. The NBH tolerates a deviation of plus or minus 1% from the inflation target.

According to the latest Quarterly Report on Inflation, published on June 26, 2013, there is a high probability of achieving the 2013 inflation target. In addition to expected low domestic demand, the planned cuts in public administered prices would push inflation downwards, although certain planned tax increases would increase inflation. In the Quarterly Report on Inflation, the NBH estimated that the average annual inflation for 2013 and 2014 would be 2.1% and 3.2%, respectively, which is in line with the 3% long-term inflation target rate.

On July 23, 2013, the governor of the NBH, Mr. György Matolcsy, announced that the Monetary Policy Council of the NBH will provide forward guidance regarding interest rate policy. In the future the Monetary Policy Council of the NBH will consider (i) mid-term inflation prospects, (ii) financial stability and (iii) growth prospects in conducting interest rate policy.

Interest Rate Policy

The main monetary policy instrument used by the NBH to keep the rate of inflation within the target band is its two-week deposit facility. The NBH periodically accepts unlimited two-week deposits at the central bank base rate (i.e., the main official interest rate). Furthermore, the NBH reduces the volatility of overnight interest rates by maintaining an interest rate band around the central bank base rate. The width of the band was plus or minus 0.5% (the active overnight repo rate is 0.5% above and the passive overnight deposit rate is 0.5% below the official rate).

On November 23, 2009, the NBH decided to widen the interest rate corridor around the central bank base rate from plus or minus 50 basis points to plus or minus 100 basis points, effective November 24, 2009. As a result, for NBH’s counterparties, the interest rate on the overnight deposit facility was 100 basis points lower, and on the overnight collateralized loan it was 100 basis points higher, than the central bank base rate. With the reduction in the central bank base rate to 6.5%, also effective November 24, 2009, the central bank’s overnight standing deposit rate was set at 5.5% and the overnight collateralized loan rate was set at 7.5%. At the same time, the interest rate on the two-week central bank loan exceeded the policy rate by 50 basis points, i.e., it was set at 7.0%.

The following table sets forth indicative interest rates of the NBH as of the dates shown:

Selected Interest Rates

	For the year ended December 31,
	2008	2009	2010	2011	2012
			(%)
NBH base rate(1)	10.00	6.25	5.75	7.00	5.75
Real rate(2)	6.3	0.6	1.5	2.8	0.7

Sources: Central Statistical Office, NBH

Notes:

(1)               Two-week rate.

(2)               The real rate is calculated as follows: (1 + central bank base rate)/(1 + year-on-year inflation rate as of year-end) — 1, where interest rates are expressed as decimal numbers.

Minimum Reserves System

The NBH introduced a minimum reserves system in 1987. Since May 1, 2004 (the date of Hungary’s accession to the EU), the reserves have carried an interest rate equal to the central bank base rate. As a result, the profitability of the banks increased and the indirect taxation of banks was eliminated in accordance with the guidelines of the ECB. The required reserve ratio was 5% from August 2002 until November 2008. On November 24, 2008, the Monetary Council decided to reduce the reserve ratio from 5% to 2% in order to support domestic credit institutions’ forint liquidity. The 2% reserve ratio applied by the NBH is equal to the reserve ratio applied by the ECB. Since September 6, 2010, all credit institutions subject to reserve requirements have been free to decide whether they want to satisfy their reserve requirements at the current 2% or a higher reserve ratio. Beginning with the November 2010 maintenance period, credit institutions subject to reserve requirements may choose a 2%, 3%, 4% or 5% reserve ratio, and they may alter their choice of the reserve ratio twice a year, in April and October. The method of calculating reserves will remain unchanged. Therefore, required reserves will be equal to the product of the reserve base and the chosen reserve ratio.

Exchange Rate Policy

On February 25, 2008, in agreement with the Government, the Monetary Council decided to abandon the flexible peg of the forint to the euro within a fluctuation band and adopt a floating exchange rate regime, effective February 26, 2008. According to the Monetary Council, the floating exchange rate regime provides NBH with better conditions to achieve its inflation target and, therefore, meet the nominal convergence criteria to enter into the European Exchange Rate Mechanism II (“ERM II”).

Money Supply

The NBH does not use money supply targets as an instrument of monetary policy. The money supply flexibly adjusts to the money demand, which is indirectly influenced by the monetary policy. Increases in monetary aggregates are slowing due to the decrease in the rate of inflation.

The following table provides information about the composition of the money supply as of the dates indicated:

Money Supply

	For the year ended December 31,					August 31,
	2008	2009	2010	2011	2012	2013
	(HUF billions)
M1(1)	6,162	6,122	6,635	7,343	7,297	7,978
Deposits with agreed maturity of up to two years	7,935	8,233	7,716	8,026	7,882	7,162
M2(2)	14,097	14,354	14,351	15,369	15,179	15,140
Repos and money market units	1,195	1,610	2,090	2,049	1,658	1,775
M3(3)	15,292	15,964	16,441	17,418	16,837	16,915

Source: NBH

Notes:

(1)               Consists of currency in circulation outside monetary financial institutions plus overnight deposits.

(2)               Consists of M1 plus deposits with fixed terms of up to two years.

(3)               Consists of M2 plus repos, money market funds and debt securities with maturities of up to two years.

Since the decline of the global economy in 2008, the NBH has promoted a monetary policy to bolster its domestic banking sector. It has introduced new instruments to provide forint and foreign currency liquidity. The NBH has also broadened the range of eligible collateral for bank operations, extended the maturity of tenders for forint loans and FX swaps and reduced the mandatory reserve ratio. Other contributory factors to the continuing financial stability of the domestic banking sector include access to liquidity resulting from the financial support package provided by the IMF and the EU, as well as the financial commitment provided by foreign banks to their Hungarian bank subsidiaries.

Swaps

On October 10, 2008, the NBH announced the introduction of two-way O/N FX swap tenders. The NBH conducts its two-way FX swap tenders — providing euro and forint liquidity — under a competitive bidding scheme. On both sides, FX swaps are offered as an overnight facility. Auctions for the two sides are conducted simultaneously. Bids are evaluated such that the bid amounts accepted at the two auctions would be equal.

Moreover, the NBH and the ECB jointly announced an agreement to support the NBH’s instrument of euro liquidity provision. The NBH and the ECB have established an agreement on repurchase transactions, which will provide the NBH with a facility to borrow up to EUR5 billion in order to provide additional support to the NBH’s operations.

In addition to these measures, effective October 16, 2008, the NBH introduced an overnight FX swap facility to provide euro liquidity until countermanded. Within the framework of the new standing facility, counterparties of the NBH may swap forint amounts for euro amounts on business days, at a pre-specified price. Also, the Monetary Council of the NBH introduced two new lending facilities. The first instrument is a weekly tender for two-week, fixed-rate secured loans for an unlimited amount. The second instrument is a regular tender for six-month, variable-rate secured loans, for a pre-specified amount.

The NBH also entered into an agreement with the primary dealers of government securities whereby the primary dealers undertook to provide continuous bid and offer prices on the Budapest Stock Exchange for all publicly issued forint-denominated government securities with residual maturities of more than 90 days and to increase their holdings of Hungarian government securities. The agreement expired at the end of 2008. In addition, the NBH bought government securities from primary dealers via auctions.

On January 28, 2009, the NBH announced that from February 2, 2009, until withdrawal, the NBH would introduce one-week, fixed price EUR/CHF FX swap tenders in order to provide Swiss franc liquidity. Under the tender scheme, certain credit institutions would be allowed to transact EUR/CHF FX swaps with the NBH at a fixed price on the first trading day of the week. In the starting leg of the transaction, the counterparty of the NBH would sell euros to the NBH in exchange for Swiss francs. The NBH would announce the fixed price expressed in swap points in advance. The NBH would accept bids up to EUR5.0 billion.

On the same day, the Swiss National Bank (“SNB”) and the NBH announced the establishment of a temporary EUR/CHF swap agreement, which remained in place until the end of January 2010. The facility allowed the NBH to provide Swiss franc funding to banks in its jurisdiction in the form of foreign exchange swaps. Starting on February 2, 2009, the NBH joined the weekly EUR/CHF foreign exchange swap operations conducted under the umbrella of the SNB. Under the agreement, SNB provided the NBH with Swiss francs against the euro. The EUR/CHF swap operations would be conducted with a term of seven days at a fixed price.

Moreover, the NBH decided to broaden the range of counterparties eligible to participate in the six- month, variable-rate collateralized loan tenders.

On February 5, 2009, the NBH announced the introduction of a six-month EUR/HUF swap tender, providing euro liquidity on March 2009 up to EUR5.0 billion.

The NBH extended the range of eligible collateral in lending to banks to include certain euro- or Swiss franc-denominated local authority bonds from February 20, 2009.

On March 2, 2009, the NBH announced that as of March 9, 2009, until further notice, the NBH would introduce a euro liquidity providing three-month, variable-rate EUR/HUF FX swap tender to any amount remaining unallocated of the EUR5.0 billion assigned to the purpose of the six-month EUR/HUF FX swap tenders.

On January 18, 2010, the NBH announced that the Swiss National Bank, the European Central Bank, the Narodowy Bank Polski and the NBH would discontinue EUR/CHF foreign exchange swaps, whereby Swiss francs were provided against euros with a term of seven days. Demand for liquidity provided by this type of operation had declined and conditions in the Swiss franc funding market had improved. Therefore, the NBH conducted the last one-week EUR/CHF swap operation on January 25, 2010.

On December 6, 2012, the NBH announced that the central bank would introduce a new euro liquidity instrument providing a EUR/HUF FX swap facility again to assist domestic credit institutions in managing foreign currency liquidity at the end of the year. The NBH claims to avoid a large diversion of prices in the EUR/HUF FX swap market from realistic levels and to ensure that forint interest rates remain close to the NBH’s key policy rate in all sub-markets of the domestic money market. According to the statement, the NBH decided to organize two EUR/HUF FX-swap tenders with variable rates.

On September 20, 2011, Mr. András Simor, governor of the NBH, announced that according to the estimate of the NBH, approximately one-fifth of foreign exchange mortgage loans of the households would be repaid at the fixed rate and that the NBH is ready to use the foreign exchange reserve via FX swap agreements concluded with Hungarian banks.

Subsequently, on September 30, 2011, the NBH announced that it would hold tenders to sell euros on a weekly basis, and more frequently if needed. Under this program, the banks eligible to enter the tender will receive the allotted amount in euros via an FX swap agreement. The FX swap is rolled over on a daily basis. The rollover amount is reduced by the amount of fixed-rate repayment of the given bank. The bank is obliged to provide certain data to NBH, and to repay the short-term liabilities (with maturity below one year) first in case the bank reduces its liabilities as a consequence of fixed-rate repayment. The program was terminated when the fixed rate repayment scheme was completed. The total amount of euros allotted on the auction that took place on October 3, 2011 amounted to EUR2.679 billion. The total amount of euros sold via outright sale transaction amounted to EUR2.489 billion according to data compiled by HFSA on March 12, 2012.

Converting EU Funds on the Market

On March 12, 2009, the NBH announced that, in line with a decision of the Monetary Council, the NBH would start converting the net current and capital transfers from the EU on the foreign exchange market. On the basis of the forecast of the Ministry of Finance, the NBH expected that the amount of net transfers from the EU to be converted would be approximately EUR1.4 billion in 2009. The NBH would convert this amount on the interbank foreign exchange market in a discretionary manner over the course of the year as regular OTC transactions. According to final data compiled by the NBH, the net current and capital transfers from the EU to the government amounted to EUR0.7 billion; the net current and capital transfers from the EU to the other sectors of Hungary amounted to EUR1.9 billion. According to the Annual Report of the NBH for the year 2009, these funds were partly converted in the interbank foreign exchange market.

Regulations to Enhance Financial Stability

In December 2009, the Government introduced regulatory changes in an effort to enhance financial stability through more stringent regulation of the financial sector and lending practices. The Government implemented the following regulatory reforms:

•                       Legislation on strengthening the institutional framework for financial supervision was approved by Parliament in December 2009. In line with this legislation, the HFSA was upgraded to an autonomous institution that is accountable to Parliament and controls its own budget and human resources (including recruitment and lay-off of employees). Also, the Financial Stability Council (“FSC”) was established for the purpose of providing continuous valuation of the markets supervised by the HFSA. The members of FSC are the Chairman of the HFSA, the Governor of the NBH and the Minister responsible for regulation of financial, capital and insurance markets, which is the Minister for National Economy. Legislation was also enacted granting the FSC and the NBH the right to propose regulations to the Government or to any member of the Government and to initiate parliamentary legislation at the Government on a “comply or explain” basis, i.e., Government officials are obliged either to adopt the proposal within 15 days, or to publicly explain the rationale for disagreeing with such proposal.

•                       A set of amendments to the Law on Credit Institutions and Financial Enterprises was also enacted by Parliament in December 2009. These amendments, among other things, establish a stricter regime for the removal of bank executives that no longer meet “fit and proper” criteria, stipulate an additional lower mandatory threshold for the appointment of a supervisory commissioner by the HFSA (i.e., the capital adequacy ratio falling below 4%), and clarify that only the HFSA has the power to initiate liquidation proceedings with respect to financial institutions.

•                       Though large-scale defaults on household loans have been avoided, the Government developed separate regulations to reduce risks related to lending to households in foreign currency. These regulations prescribe lower loan-to-value ratios for foreign currency loans than for forint loans, and prescribe changes to banks’ scoring systems for the approval of household loans, which imply lower monthly installments for foreign currency loans than for forint loans. The main restrictions introduced by these regulations are the following:

	Currency	Ratio
For all types of household loans
Maximum monthly payment-to-credit capacity(1) ratio	Euro	80%
	Other currency	60%
For household mortgages
Maximum loan-to-value ratio	Forint	75%
	Euro	60%
	Other currency	45%
For car purchase financing
Maximum loan-to-value ratio	Forint	75%
	Euro	60%
	Other currency	45%
Maximum maturity of car financing: 7 years

Note:

(1)               Credit capacity is the maximum monthly repayment capacity of a given borrower in HUF and is to be determined in line with the in-house regulation of each bank.

Mortgage Bond Market Development

In 2010 the NBH implemented a new monetary policy tool to support the development of the domestic forint mortgage lending and mortgage bond markets (the “Mortgage Bond Purchase Program”). Under the program, the NBH purchased forint mortgage bonds and undertook regulatory initiatives to develop the domestic forint mortgage lending market.

On March 31, 2010, the NBH announced that, as of April 1, 2010, it would make available the mortgage bonds it purchased under the Mortgage Bond Purchase Program for on-lending to domestic credit institutions with direct Real Time Gross Settlement System (“RTGS”) or Interbank Clearing System (“ICS”) memberships that have entered into a written market-maker agreement. The scheme was terminated on December 31, 2010.

On February 15, 2012, the NBH announced that it was prepared to offset the recent weakening in banks’ capacity to lend by introducing a two-year collateralized credit facility and a new universal mortgage bond purchase scheme and by expanding the range of eligible collateral.

According to the announcement, the NBH intended to provide two-year variable-rate refinancing to credit institutions at its prevailing policy rate against securities delivered as collateral. The conditions for the provision of such refinancing had been designed to facilitate an expansion in bank lending to the corporate sector. The new instrument conforms to international practice adopted to offset a weakening in the banking sector’s capacity to lend and allows banks to access financing at maturities of limited availability in the market without the need to pay a term premium on longer-term funding. By providing a long-term lending facility, the NBH expected to contribute to a strengthening in banks’ balance sheets through an improvement in the maturity match between assets and liabilities, which in turn may offset the decline in lending activity.

In addition, the NBH intended to promote lending to the household sector by introducing a universal mortgage bond purchase scheme. According to the statement, mortgage bonds are a key factor contributing to an improvement in the maturity match between assets and liabilities. In the view of NBH, a universal structure for mortgage bond issuance may foster the development of a more efficient mortgage bond market. However, the benefits of the model change can only be realized if banks have adequate potential and willingness to issue mortgage bonds. Based on the experiences drawn from the previous program in 2010, the NBH is able to effectively improve banks’ access to funding related to HUF mortgage lending via purchases in the primary market if an amendment to the regulation giving all credit institutions the right to issue mortgage bonds, drawn up in agreement with the Government, is passed by Parliament.

In addition to the above, by expanding the range of eligible collateral, the NBH can alleviate liquidity constraints potentially impeding lending to the corporate and household sectors through an increase in banks’ liquidity buffers. According to the statement, extending the right to issue mortgage bonds may be an important support in this area, as a result of an increase in the outstanding amount of mortgage bonds accepted as eligible collateral. Linking the minimum credit rating limit for bank and corporate bonds to the lower rating of government debt instead of the current “BBB-” was expected to result in a further easing in conditions.

Other

On March 1, 2011, the mandates of four members of the Monetary Council expired. As a result, the number of Monetary Council members temporarily dropped to three.

On March 7, 2011, Parliament appointed two new members to the Monetary Council. Mr. Ferenc Gerhardt and Ms. Andrea Bártfai-Mager took their positions on March 21, 2011 and the number of Monetary Council members temporarily increased to five.

On March 21, 2011, Parliament appointed two new members to the Monetary Council. Dr. János Béla Cinkotai assumed his position on March 22, 2011. Dr. György Kocziszky assumed his position on April 5, 2011, and the number of Monetary Council members increased to seven.

Recent Developments in Monetary Policy

As of October 15, 2013, the central bank base rate stood at 3.60%. The following table sets forth the date of Monetary Policy Council meetings that resulted in changing the central bank base rate:

	Central bank base rate
	Prior to the meeting	After the meeting
2013 January 29	5.75%	5.50%
2013 February 26	5.50%	5.25%
2013 March 26	5.25%	5.00%
2013 April 23	5.00%	4.75%
2013 May 28	4.75%	4.50%
2013 June 25	4.50%	4.25%
2013 July 23	4.25%	4.00%
2013 August 27	4.00%	3.80%
2013 September 24	3.80%	3.60%

Source: NBH

On March 29, 2013, an amendment to the relevant legislation — which was approved on December 19, 2012 — entered into force, which extended the deadline for borrowers to take advantage of the bail-out package announced on May 30, 2011 (See “Budget Trends”) with respect to foreign currency-denominated mortgages of mortgage debtors indebted in foreign currency. The amendment provides that debtors with less than 90 days’ delinquency are entitled to apply to enter the fixed-rate repayment schedule until May 31, 2013 instead of the previous deadline of March 29, 2013.

Subsequently on May 27, 2013, Parliament approved another amendment eliminating this deadline. As a result, mortgage debtors indebted in foreign currency are able to take advantage of the bail-out with respect to foreign currency-denominated mortgages any time in the future. (The length of the fixed-rate payment period is no longer than the remaining term of the debt with a maximum of 60 months.)

Following the Monetary Council’s decision at its meeting on April 4, 2013, the Governor of the NBH announced the launch of the Funding for Growth Scheme. Following the announcement, the NBH conducted consultations with financial and business sector representatives and worked out the details of the scheme by taking into account the issues that arose through the consultations. These details were approved by the Monetary Council on April 30, 2013. The Funding for Growth Scheme consists of three pillars and was completed as of August 30, 2013.

Under the first pillar, the NBH stood ready to provide collateralized refinancing loans to its monetary policy counterparties up to a total amount of HUF250 billion over a period of three months (from June 1, 2013 to August 30, 2013). The refinancing loans could be collateralized — with a haircut — by the loans that the credit institutions lend to small and medium-sized enterprises under the Funding for Growth Scheme. The interest rate is 0% over the term of the loan. The counterparties of the NBH had equal conditions of access to the refinancing loan facility. Participation in the scheme was voluntary. Credit institutions wishing to participate in the first pillar were allowed to lend further preferential financing from the NBH to small and medium-sized enterprises by charging an interest rate margin of a maximum of 2.5%. The interest rate margin must include all fees and commissions as well as the costs of a potential credit guarantee. The initial maturity of refinancing loans provided to credit institutions was a maximum of 10 years and was equal to the term of the loans to be provided to small and medium-sized enterprises, which credit institutions will be free to tailor to the needs of borrowers. Small and medium-sized enterprises were allowed to use preferential rate loans exclusively to finance investment, to invest in working capital, contribute to and prepay EU financial support and to redeem such loans. In the case of redemption, the preferential loans could have been claimed not only at the bank that lent the existing loan but at all of the credit institutions taking part in the Funding for Growth Scheme.

Under the second pillar of the Funding for Growth Scheme, the NBH provided refinancing loans to convert foreign currency loans of small and medium-sized enterprises into forint loans. The parameters of the refinancing facility and the conditions to access were identical to those described above for the first pillar. If a loan for early repayment was taken out at the same bank where the enterprise has its foreign currency loan, the NBH provided foreign currency to the bank at market rates from its foreign exchange reserves, in order to prevent the purchase of foreign currency from resulting in volatility of the forint exchange rate. The credit institutions had to undertake that the foreign currency purchased from the NBH was used to repay their short-term external liabilities. As a result of the foreign currency conversion by the NBH, the short-term foreign currency debt and foreign exchange reserves of the country declined to the same extent and Hungary’s reserve adequacy remained unchanged.

The aim of the third pillar of the Funding for Growth Scheme was to reduce Hungary’s gross external debt and the outstanding stock of two-week NBH bills. The stock of two-week NBH bills was reduced through the two channels described below.

The NBH, acting in full compliance with the rules of reserve adequacy, could help credit institutions to reduce their external foreign currency liabilities via FX swaps using its foreign exchange reserves. As a result, the outstanding stock of two-week NBH bills would also fall. According to the surveys conducted by the NBH, at the expert level, credit institutions would have a strong interest in FX swaps. Issues related to pricing and other technical details were finalized following consultations conducted with financial market participants.

There has recently been a decline in both forint yields and foreign currency bond yields, with a simultaneous fall in the differential between yields on forint and foreign currency-denominated government paper. As a result, there was an increased opportunity for forint financing in public sector financing, which would also reduce excess forint liquidity and the outstanding stock of two-week NBH bills, in line with the objectives of the third pillar of the Funding for Growth Scheme.

Exchange Rate Policy

According to the National Bank Act, the NBH and the Government jointly determine the framework of the exchange rate regime. The NBH then decides on the exchange rate policy within that framework. As a result of a joint decision in May 2001, the forint was “pegged” to the euro such that the exchange rate was permitted to shift against the euro in either direction by up to 15% against the central parity, which was set to HUF276.1/EUR in May 2001. In combination with the adoption of the inflation targeting framework in June 2001, these policies were consistent with the primary objective of the NBH of achieving and maintaining price stability. These changes allowed the NBH greater flexibility to resume an anti-inflationary policy. However, on February 25, 2008, in agreement with the Government, the Monetary Council of the NBH decided to abandon the flexible peg of the forint to the euro within a fluctuation band and adopt a floating exchange rate regime. According to the Monetary Council, the floating exchange rate regime provides NBH with better opportunity to achieve its inflation target and, through this, to meet the nominal convergence criteria and enter into ERM II.

In the first two months of 2008, the forint depreciated significantly, reaching HUF265/EUR, and, in October 2008, it reached HUF275/EUR. The weakening of the forint was mainly a result of the low global liquidity and worsened global investor sentiment. In response, the NBH increased the central bank base rate by 300 basis points. As of December 31, 2008, the forint traded at HUF265/EUR.

In the spring of 2009, the forint weakened further as a result of the ongoing negative impact of the global financial crisis and global economic slowdown. In March 2009, the forint weakened to HUF315/EUR. In the second quarter of 2009, the forint strengthened as a result of a relatively high central bank base rate, decreasing expected Hungarian fiscal and current account deficits and improving global economic growth expectations. By July 2009, the forint strengthened to HUF266.43/EUR.

However, in the second half of 2009 and the first quarter of 2010, the forint fluctuated around HUF270/EUR. After the general elections of April 2010, the forint weakened as a result of the ongoing negative effects of the global crisis and increased uncertainty concerning the future Hungarian economic policy. In the second half of 2010, the forint fluctuated around HUF280/EUR. As of December 31, 2010, the HUF/EUR exchange rate was HUF278.75/EUR.

During the first eight months of 2011, the forint fluctuated between HUF260/EUR and HUF280/EUR levels. During the last four months of the year, the forint weakened significantly, partly as a result of unfavorable global investor sentiment. As of December 31, 2011, the HUF/EUR exchange rate was HUF311.13/EUR.

In 2012, the forint strengthened significantly, partly as a result of favorable global investor sentiment. As of December 31, 2012, the HUF/EUR exchange rate was HUF291.29/EUR.

In the first two months of 2013 the forint was relatively stable versus the Euro. In the third month of the year the forint weakened significantly versus the Euro. The expiration of the term of Mr. András Simor, the previous governor of the NBH, caused increased perceived risks concerning the predictability of the monetary policy of Hungary. After Mr. György Matolcsy was appointed as governor of the NBH, he confirmed that the NBH would conduct a cautious monetary policy. The forint strengthened significantly after the announcement. On October 15, 2013, the HUF/EUR exchange rate was HUF295.66/EUR.

Foreign Exchange and Convertibility of the Forint

Since 1996, Hungarian foreign exchange regulations have been consistent with the convertibility standards of Article VIII of the IMF and with the regulations of the OECD.

Since January 1998, Hungarian residents have been able to purchase shares and debt instruments with a maturity of at least one year issued by all OECD-based issuers, and non-residents have been able to issue such instruments denominated in foreign currency in the Hungarian securities market. Hungarian companies and individuals have also been able to receive foreign exchange denominated loans with a maturity of more than one year (with certain reporting obligations) and have been able to take out foreign exchange denominated loans with a maturity of less than one year, with approval from the NBH.

In accordance with the continuing liberalization of restrictions on capital movements in recent years, the forint has been fully convertible since June 2001, both in terms of current transactions and capital transactions. All principal restrictions relating to foreign investment have been removed; non-residents have unrestricted access to Hungarian short-term securities, HUF-denominated accounts and the onshore derivatives market, and residents have unrestricted access to offshore financial services and short-term foreign securities. Certain minor restrictions have remained, the principal objectives of which are the prevention of money laundering. The full convertibility of the forint meets all current EU requirements.

The Hungarian Banking System

In April 2000, the supervisory agencies for commercial banks, investment activities, pension funds and insurance activities were integrated under one single agency — the HFSA (in Hungarian: Pénzügyi Szervezetek Állami Felügyelete). However, there are separate legislative regimes for banking, insurance, pension funds and investment services. Currently, the laws for insurance, banking and pension funds are well established and generally comply with all applicable EU directives and regulations.

Since 1991, Hungary’s banking system has been subject to a regulatory and supervisory framework based on principles and guidelines of the BIS. Act CXII of 1996 on Credit Institutions and Financial Enterprises (the “Credit Institutions Act”), in effect since January 1, 1997, endeavors to facilitate harmonization of the Hungarian banking system with EU uniform banking standards.

Supervision of the Hungarian Banking System

Supervision of banking activities in Hungary has improved as the banking system has developed. The NBH supervisory responsibilities have largely been transferred to the HFSA, with the NBH retaining a more limited supervisory role.

Role of the NBH

While the NBH has no legal obligation to support Hungary’s credit institutions, the NBH may serve as a lender of last resort to credit institutions that encounter temporary liquidity difficulties.

Role of the Hungarian Financial Supervisory Authority

Other than credit institutions having their seat in an EU member state (which are regulated by their respective home supervisory authority), all financial institutions operating in Hungary are required to procure a license from the HFSA before they may establish themselves, commence operations, establish a representative office or a subsidiary abroad, elect its management, acquire shares representing a qualifying holding (10%) or terminate its operations.

The HFSA is responsible for verifying compliance by credit institutions operating in Hungary with the Credit Institutions Act and applicable banking regulations. The HFSA is entitled to impose various sanctions on credit institutions, including issuing warnings of non-compliance, withdrawing licenses, instituting liquidation proceedings and imposing fines on credit institutions and the managers of such credit institutions.

Banking Regulations

The president of the HFSA has the power to issue regulatory decrees in the scope set forth in Act CLVIII of 2010 on the Hungarian Financial Supervisory Authority, in Act CXX of 2001 on the Capital Markets (the “Capital Markets Act”) and the Credit Institutions Act. The Capital Markets Act and the Credit Institutions Act and Act CXXXVIII of 2007 on Investment and Commodity Exchange Service Providers and their Activities also set forth matters upon which the Government or Minister for National Economy may issue regulatory decrees.

The Credit Institutions Act requires Hungarian credit institutions to maintain a solvency ratio of 8%. Pursuant to its authority under the Credit Institutions Act, the Finance Minister has issued a decree on the calculation of the solvency ratio. The decree adopts BIS standards prescribing how the ratio of a bank’s regulatory capital and risk-weighted assets (on- and off-balance sheet items) must be calculated. In addition, the Finance Minister has issued decrees requiring credit institutions to create provisions based both on the quality of their assets (which include loans, investments and off-balance sheet items) and on certain foreign country risks present in their assets.

Portfolio risk provisions are calculated by categorizing the assets of a credit institution into the following categories: standard, watch, sub-standard, doubtful and bad. Assets are placed in the categories based on the performance of the asset and the financial condition of the debtor. Provisions are made based on the asset category: for standard assets, 0%; for watch assets, 0% to less than or equal to 10%; for sub-standard assets, greater than 10% to less than or equal to 30%; for doubtful assets, greater than 30% to less than or equal to 70%; and for bad assets, greater than 70% to 100%.

Hungary has harmonized its guidelines on capital adequacy requirements for investment firms and commercial banks with EU Council Directive 93/6/EEC on the capital adequacy of investment firms and credit institutions. The adaptation of EU Directive 2006/48 and EU Directive 2006/49 (Basel II) was finalized in early 2008. Individual banks are required to create their own guidelines, which are to be reviewed annually.

Structure of the Hungarian Banking System

The Credit Institutions Act provides for three types of credit institutions:

•                       banks (credit institutions that may provide the full range of financial services);

•                       specialized credit institutions (credit institutions that provide special activities, for example, mortgage banks or the Hungarian Development Bank Ltd. (the “MFB”)); and

•                       co-operative credit institutions (credit co-operatives and savings co-operatives).

Only credit institutions are entitled to collect deposits from the public and provide money transmission services. In addition, banks are entitled to provide the full range of financial services listed in the Credit Institutions Act, including making loans, issuing guarantees, trading foreign currencies, issuing bank cards and providing depository services. Banks may also engage, for their own account or for the accounts of customers, in trading in government and corporate securities and derivatives, and may also provide investment services. The total assets of Hungarian credit institutions amounted to HUF26,300.7 billion and HUF25,357.0 billion as of December 31, 2012 and July 31, 2013, respectively.

The following table illustrates certain trends in the Hungarian banking system for the periods indicated:

Banking System — Selected Indicators

	Banking survey (% change, year on year)
	2008	2009	2010	2011	2012	As of August 31, 2013
Domestic credit	23.3	(10.0)	4.1	(0.1)	(13.2)	(4.0)
Credits to enterprises	14.8	(10.1)	(0.8)	1.9	(10.5)	(2.3)
Credits to households	35.1	(5.6)	9.3	(0.9)	(14.9)	(4.1)
Broad money (M3)	10.3	1.8	3.0	5.9	(3.3)	3.9

Source: NBH

Specialized credit institutions are limited with respect to the scope of services they may provide and with respect to the types of clients to which they may provide such services. Specialized credit institutions in Hungary include housing savings associations and mortgage banks. There are two special state-owned institutions: the MFB and the Hungarian Eximbank.

Co-operative credit institutions may only provide limited types of financial services, primarily taking deposits and making small loans. As of December 31, 2012 and July 31, 2013, Hungarian co-operative credit institutions held aggregate total assets of HUF1,724.0 billion and HUF1,731.8 billion, respectively.

On July 5, 2013, Parliament approved a bill on the integration of co-operative credit institutions. On the basis of the Act a new organization, the Integration Institution of Cooperative Credit Institutions, will be established. Co-operative credit institutions, the MFB and Magyar Takarékbank Zrt. will be members of this institution; membership for co-operative credit institutions is obligatory. Magyar Takarékbank Zrt. is a financial institution established by certain co-operative credit institutions.  Co-operative credit institutions and other banks have a majority stake, and the MFB and other investors have a minority stake, in Magyar Takarékbank Zrt. According to the new Act, MFB will contribute HUF1 billion as capital for the establishment of the institution and the capital of Magyar Takarékbank Zrt. will also be increased to at least HUF3.39 billion by a contribution from Magyar Posta Zrt. (Hungarian Post). As a result of the planned capital increase, the Hungarian State will obtain an indirect majority stake in Magyar Takarékbank

Zrt., through the MFB and Magyar Posta Zrt. The core activity of the new institution will be the adoption, publication and enforcement of regulations binding its members. In the case of non-compliance, a member can be stripped of its membership. The Act enables Magyar Takarékbank Zrt. to act as a central credit institution for the members and set rules on core activities including risk management, strategic decisions, IT management and marketing.

In addition to the credit institutions discussed above, several other financial entities play an important role in strengthening the Hungarian banking and financial sectors. These entities include:

•                       the National Deposit Insurance Fund, which credit institutions are required to join, and insures deposits up to HUF13 million per depository, but does not cover the deposits of the Government or certain other entities;

•                       the Credit Guarantee Corporation, which guarantees loans to small and medium-sized businesses;

•                       the National Savings Cooperatives Institutions Protection Fund, which is a voluntary consortium of cooperative institutions designed to further such institutions’ mutual interests; and

•                       the Hungarian Export Credit Insurance Corporation, which provides insurance for export credits and exchange rate risks.

Ownership Structure of the Banking Sector

Following the dynamic growth of foreign share ownership in the banking sector in the second half of the 1990s, the proportion of registered capital held by foreign investors stabilized in 2002. According to data compiled by HFSA, approximately 90% of the total equity capital of the Hungarian banking sector (excluding the MFB and the Hungarian Eximbank, which are owned by the Hungarian state) was held by non-residents as at the end of March 2013.

The only banks (other than the NBH) in which Hungary currently holds controlling interests are the MFB (Hungarian Development Bank) and the Hungarian Eximbank.

In May 2009, Hungary acquired a special priority share in FHB Jelzálogbank Nyrt. issued in accordance with the Act CIV of 2008 on the strengthening of the stability of financial intermediaries. As a holder of this share, any dividend payments and resolutions required the consent of Hungary in addition to approval by 75% of shareholders at the general shareholders meeting. However, in March 2010, this special priority share was cancelled and Hungary’s interest was dissolved.

Capital Markets

During the course of its transition to a market economy, Hungary attached great importance to the development of a sound capital market in order to promote economic development and to finance Hungarian enterprises. The Capital Markets Act regulates the offering and trading of securities (including government securities) and the institutional framework of the Hungarian capital market (including stock exchanges, investment funds and clearing houses). State control and supervision of the capital markets was delegated to the HFSA. In line with the trend in other international markets generally, Hungary has moved towards a universal financial system when regulating the relationship between investment and banking services. Banks with proper authorization may carry on investment and financial services activities within the same organizational frameworks, thereby offering universal banking services. By the end of 2007, regulation of the capital markets in Hungary was substantially in compliance with applicable EU regulations and guidelines.

Stock Exchange

The Budapest Stock Exchange (the “BSE”) opened in 1990 and is a self-governing and self-regulating organization that selects its own governing bodies and officials, adopts its own regulations, defines its operating rules and fixes the fees charged for its services.

In February 2004, the BSE and the Budapest Commodity Exchange (the “BCE”) agreed to integrate their respective activities. The integration was completed in November 2005, and all exchange products formerly traded on the BCE and all members of the BCE were transferred to the BSE.

In January 2010, the BSE, in addition to the Vienna, Ljubljana and Prague Stock Exchanges, became a member of the Central East European Stock Exchange Group through the acquisition of a simple majority stake in the BSE by CEESEG AG. As a result of such acquisition, the following entities are the major shareholders of the BSE: CEESEG AG (50.45%), Österreichischen Kontrollbank AG (18.34%), the National Bank of Hungary (6.94%) and the Hungarian Branch Office of KBC Securities (5.19%).

The following table sets forth selected indicators relating to the BSE as at the end of and for the periods indicated:

	For the year ended December 31,
	2008	2009	2010	2011	2012
Total spot turnover values (in USD millions)	15,688	14,188	15,931	10,869	6,773
Equities	14,334	13,310	15,117	9,926	6,548
Government bonds	913	388	533	662	5
Corporate bonds	96	4	6	11	5
Bonds of international institutions	—	—	—	—	—
Mortgage bonds	108	52	28	7	6
T-Bills	139	310	63	42	0
Investment funds	40	27	28	18	15
Compensation notes	0	0	0	0	0
Certificates	59	97	155	204	195
Total number of transactions	1,950,035	3,476,711	2,790,242	2,608,683	1,845,987
Equities	1,893,117	3,349,885	2,612,465	2,333,671	1,629,866
Government bonds	1,106	853	830	1,598	4
Corporate bonds	9,363	130	181	424	686
Bonds of international institutions	—	—	—	—	—
Mortgage bonds	2,509	1,369	537	425	319
T-bills	113	72	94	106	0
Investment funds	8,433	10,046	9,218	9,125	9,403
Compensation notes	1,097	1,107	616	497	289
Certificates	34,297	113,249	166,301	262,837	205,420
Average number of daily transactions	7,769	13,851	10,985	10,311	7,535
Average daily turnover (in USD millions)(1)	64	57	63	44	28
Average value per transaction (in USD thousands)(1)	8	4	6	4	4
Number of trading days	251	251	254	253	245
Total futures turnover (in USD millions)(1)	11,037	9,259	10,763	7,027	4,989
Budapest Stock Exchange Index “BUX”	1,993	1,258	2,272	1,002	398
Currencies	5,575	5,223	5,077	3,926	3,288
Shares	3,469	2,778	3,415	2,098	1,303
Interest rates	0	0	0	0	0
Number of transactions	469,633	466,346	578,139	410,212	219,785
Total options turnover (in USD millions)(1)	267	162	23	24	42
Equity options	0	0	0	0	0
Index options	0	0	0	0	0
Currency options	267	162	23	24	42
Number of trades (thousands)	936	665	94	167	178
Average exchange rate HUF/USD	171.80	202.26	208.15	200.94	225.37

Source: Budapest Stock Exchange

Note:

(1)              USD values have been calculated based on the EUR values of the Budapest Stock Exchange and the yearly average EUR/HUF and USD/HUF foreign exchange rates calculated by the NBH.

PUBLIC FINANCE

General Information

The public finance sector in Hungary consists of the central government budget, social security funds (pension and health funds), extra-budgetary funds and local government budgets, which together are referred to as the general government budget.

Methodology

The fiscal year for the Government is the calendar year. The general government budget data are compiled in several stages by the Ministry for National Economy (prior to May 29, 2010, the Ministry of Finance had this responsibility). In the fall of each calendar year, the Ministry for National Economy is required to compile the first preliminary budget (called the “planned budget”) for the following calendar year in accordance with the budget act approved by Parliament for that year.

In January of each given calendar year, the Ministry for National Economy compiles the first version of the general government budget for the previous year. This budget (compiled according to data available in January) is called the “preliminary budget.” During the course of the year, the Ministry for National Economy collects additional information concerning the revenues and expenditures related to the previous year. In light of this additional information, the Ministry for National Economy revises the preliminary budget (compiled in January) and compiles the second version of the general government budget for the previous year. This budget (compiled according to data available in May of a given calendar year) is called the “fact budget.” The main reason for the differences between the preliminary and fact budgets is the uncertainty in the exact amounts of revenues and expenditures of the central governmental institutions, as the balance sheets of these institutions are not compiled until May of a given calendar year. The Ministry for National Economy is obligated to compile the final account by the end of August of a given calendar year using the fact budget. The final account is submitted to Parliament, and Parliament approves the final account by a simple majority vote. However, the final account submitted to Parliament may differ from the final account approved by Parliament due to amendments. After the final account is approved by Parliament, the Ministry for National Economy compiles the third version of the general government budget for the previous year, known as the “final budget.”

The information included in this document with respect to the budgets for 2011, 2012 and 2013 was derived from the budgets for 2011, 2012 and 2013 as calculated by the Ministry for National Economy (and prior to May 29, 2010, the Ministry of Finance) using data available in August 2013.

Budget Trends

The following table sets forth the main fiscal trends in Hungary for the years indicated:

Budget Trends(1)

	General government balance, consolidated
	For the year ended December 31,
	2007	2008	2009	2010	2011	2012	2013	2013
	Final						Planned	Expected
	(HUF billions)
GFS method
Revenues	11,612.9	12,572.7	12,915.2	12,417.5	12,939.6	13,481.2	14,647.6	13,870.1
Privatization receipts	24.0	24.7	4.1	7.0	2.6	1.7	2.7	2.7
Revenues (excluding privatization receipts)	11,588.9	12,548.1	12,911.0	12,410.5	12,937.0	13,479.5	14,644.9	13,867.4
Expenditures	12,974.3	13,466.4	13,439.7	13,539.0	14,537.7	13,989.5	15,504.4	14,644.9
Balance (excluding privatization receipts)	(1,385.4)	(918.4)	(528.7)	(1,128.5)	(1,600.7)	(510.0)	(859.5)	(777.5)
Balance in % of GDP	(5.5)	(3.5)	(2.1)	(4.3)	(5.8)	(1.8)	(2.8)	(2.6)

	General government balance, consolidated
	For the year ended December 31,
	2007	2008	2009	2010	2011	2012	2013	2013
	Final						Planned	Expected
	(HUF billions)
ESA method
Revenues	11,388.4	12,090.1	12,017.8	12,082.5	14,999.5	13,060.5	14,120.6	13,827.7
Expenditures	12,668.1	13,070.5	13,184.1	13,247.3	13,829.1	13,658.6	14,953.1	14,623.7
Balance	(1,279.8)	(980.4)	(1,166.4)	(1,164.8)	1,170.4	(598.1)	(832.5)	(796.0)
Balance as % of GDP	(5.1)	(3.7)	(4.6)	(4.4)	4.2	(2.1)	(2.7)	(2.7)

Sources: CSO and Ministry of Finance

Note:

(1)              For methodological remarks on planned, expected, preliminary, fact and final budgets see “Public Finance —Methodology.”

According to final data available in August 2013, the general government deficit (local governments included) amounted to HUF510.0 billion (1.8% of GDP) for the year 2012, according to the GFS methodology. The general government deficit for the year 2012 (local governments included), according to the ESA methodology, was HUF598.1 billion, equaling 2.1% of GDP for the year 2012.

The 2013 planned general government deficit (local governments included) is HUF859.5 billion (2.8% of GDP) according to the GFS methodology. The 2013 planned general government deficit (local governments included) is HUF832.5 billion (2.7% of GDP) according to the ESA methodology.

2008 Financial Crisis Measures

Financial Assistance Package

On October 29, 2008, the IMF, the EU and the World Bank agreed to grant a financial assistance package of up to USD25.1 billion to Hungary. The IMF agreed to provide a 17-month standby facility of USD15.7 billion (EUR12.5 billion), while the EU agreed to lend USD8.1 billion (EUR6.5 billion), and the World Bank established a USD1.3 billion (EUR1 billion) facility to assist Hungary in addressing the negative impact of the global financial crisis.

A HUF600 billion banking sector package was put together by Parliament. The banking sector package contained provisions for added capital and funded a guarantee fund for interbank lending. The total funding of HUF600 billion was divided equally between the Capital Base Enhancement Fund and the Refinancing Guarantee Fund. The package was available to private Hungarian banks of systemic importance. The Capital Base Enhancement Fund was set up to bring the eligible banks’ capital adequacy ratio (“CAR”) up to 14%. The Guarantee Fund was meant to bring comfort to the providers of wholesale funding and secure the refinancing of the eligible banks. Its endowment of HUF300 billion was invested in euro-denominated government bonds of euro area countries and managed by the NBH. It was available until the end of 2009, and it provided a guarantee for the rollover of loans and wholesale debt securities with an initial maturity of more than three months and up to five years, against a fee and with appropriate safeguards.

As of December 31, 2010, out of the IMF standby facility, Special Drawing Rights (“SDR”) of 0.1 billion had been used for the bank rescue package, SDR 0.9 billion had been used for loans to banks, SDR 3.2 billion had been used for sovereign debt service and SDR 2.2 billion had been placed on deposit at NBH. Out of the EU loan, EUR5.5 billion was used for sovereign debt service. The NBH had also drawn down SDR 1.3 billion from the IMF facility as of December 31, 2010. As of August 12, 2013, all outstanding debt owed to the IMF was repaid. (See “Relations with Multilateral Financial Institutions — The IMF, the EU and the World Bank.”)

Domestic Measures

In November 2008, Parliament approved the Act on Fiscal Responsibility. The Act set out new fiscal rules regarding the central subsystem of the Government, established the Fiscal Council and introduced guarantee elements prevailing in the planning of the budget, which ensure that, compared to the accepted medium-term expenditure ceilings, additional expenditure claims could only be planned if their negative effect on the balance could be offset by the decrease of other expenditure elements or an increase in revenues. The Act also determined expenditure caps and balance limitations, both for the coming years and in the long run.

In February 2009, Hungary introduced a net total revenue neutral tax reform and also undertook certain reform measures. The key structural changes included increasing the retirement age, changing pension indexation rules, establishing an upper limit for the “13th month” pension benefit of HUF80,000, eliminating the “13th month” pension benefit for new entrants, tightening disability retirement rules, cutting interest subsidies for housing loans, restricting social policy, cutting compensation for gas and distance heating costs (consumer prices), changing family allowance, child-care pay (as abbreviated in Hungarian: GYED) and child-care aid (as abbreviated in Hungarian: GYES), and changing local government subsidies. The pension reforms aim to reduce pension expenditure by 3% (as a percent of GDP) over a period of approximately the next 50 years.

As of January 1, 2010 the simplified business tax rate (in Hungarian: EVA) increased from 25% to 30%.

On January 5, 2010, the Ministry of Finance published the preliminary general government deficit (excluding local governments) for the year 2009, in accordance with the GFS methodology. The deficit reached HUF918.6 billion, equalling 3.6% of the projected GDP for the year 2009. On April 1, 2010, the CSO published the preliminary general government deficit (local governments included) for the year 2009, in accordance with the ESA methodology. In 2009, the deficit was HUF1,035.0 billion, equalling 4.0% of the preliminary 2009 GDP.

Simultaneously, the NBH published the preliminary general government debt figure (local governments included) as of the end of 2009, in accordance with the ESA methodology. The debt was HUF20,421.2 billion, equalling 78.3% of the preliminary GDP for the year 2009.

On June 8, 2010, the Prime Minister announced a 29-point economic plan.

On July 22, 2010, Parliament approved the Act XC of 2010 that levied a special tax on financial institutions. See “Public Finance — Taxation” for further details on the special tax. According to an estimate compiled by the Fiscal Council, the levy generated additional revenue in the aggregate amount of HUF185.6 billion in the years 2010 and 2011.

On October 13, 2010, the Government announced that a special tax would be levied on retail businesses, telecommunication companies and energy supply companies. See “Public Finance — Taxation” for further details on the special tax. The tax generated additional revenue of HUF61 billion from telecommunication companies, HUF70 billion from energy supply companies and HUF30 billion from retail businesses. The tax was levied temporarily in the years 2010, 2011 and 2012.

On October 13, 2010, the Government announced that mandatory payments to participants in private pension funds would be withheld by the government for a 14-month period, which commenced on November 1, 2010. Such payments, estimated to be in the amount of HUF30 billion per month, reduced the deficit of the annual budget for 2010 and 2011.

On October 30, 2010, Mr. György Matolcsy, Minister for National Economy, submitted the budget proposal for the year 2011. According to the proposal, the accrual-based (according to ESA methodology) general government deficit, including local governments, for the year 2011 would amount to 2.9% of the expected GDP. Parliament approved the budget on December 23, 2010.

On December 13, 2010, Parliament approved an act on the establishment of the Pension Reform and Debt Reduction Fund. According to the new legislation, participants in a mandatory private pension fund could chose to remain in the “three-pillar” system or elect to be in a “two-pillar” system. The portfolios of the participants in the private pension funds who choose the “two-pillar” system were transferred to a state pension fund. See “Pension System” for further details on the recent pension reforms.

On December 13, 2010, Parliament also approved a special act (Act CLIII of 2010 on the Amendment of Certain Acts to Establish the Budget of the Republic of Hungary of 2011) changing the composition of the Fiscal Council to consist of the Governor of the NBH, the President of the State Audit Office and an economist of outstanding knowledge nominated by the President of Hungary. The Fiscal Council is an independent fiscal body, whose members assess the appropriateness and sustainability of the Government’s budget proposals by utilizing the expertise of the institutions such members lead. The amendment broadened the range of expertise available to the Fiscal Council and enhances its authority, such as by providing the Fiscal Council the right to send budget proposals back to the Government for further consideration.

On January 7, 2011, the Ministry for National Economy published the preliminary general government deficit (excluding local governments) for the year 2010, in accordance with GFS methodology. The deficit was HUF869.8 billion, equalling 3.2% of the projected GDP for the year 2010.

On February 11, 2011 the Government announced the creation of a stability reserve fund in the amount of HUF250 billion. The measure included the freezing of the funds of certain ministries in the amount of HUF187 billion altogether.

On March 1, 2011, the Government announced a structural reform package called the “Széll Kálmán Plan” intended to reduce Hungary’s public debt, mostly via permanent expenditure cuts, strengthen potential growth and stimulate employment. The most affected fields are:

•                       Labor Market

The aim is to encourage inactive groups to re-enter the labor market. To this end, the unemployment benefit system is to be redesigned (shortened period covered, capped benefit level), active labor market policies will be financed by EU funds, in terms of social transfers a maximum allowance will be introduced (capping) that will cover each type of support, family supports in parallel shall be maintained at the present nominal level, and vocational training and higher education system changes will address market needs.

•                       Pension System

The main aim is to improve its sustainability in a way that contributes to increasing the activity rate. To this end, the early retirement schemes are to be radically tightened (in the case of armed forces, police, fire services, etc.), disability pension expenditures must be revised, and introduction of full CPI indexation is to be considered.

•                       Public Transport

Parallel services between the public transport companies must be abolished by establishing a holding company, the National Transport Company. At the same time, the widespread price-subsidy system shall be cut back (free transport for the family members of transport employees is to be abolished and benefits shall be the responsibility of the new holding company, except for transport for the 65+ population).

•                       Higher Education

Higher education must be attuned to the needs of the economy and the labor market. The number of participants in the various courses must match the expectations of the labor market. To this end, the proportion of scientific and technological degrees must be increased and unnecessary faculties, including related infrastructure, shall be abolished. Tuition and institutional systems shall be modernized and the number of state-sponsored students scrutinized.

•                       Prescription Drug Subsidy System

Within the medicine budget of HUF343.5 billion in 2011, the objective is to reach a savings of HUF120 billion within three years’ time by transformation of the medicine subsidizing system.

•                       State and Local Government Finance

The efficiency of the local government system must be increased by reducing fragmentation. Credit taking for local governments shall be strictly regulated and conditional to governmental authorization. In terms of state level administration, public procurement law is to be modified, in parallel with the abolition of the practice of having subcontracts, which are in connection with tasks carried out via government or central administrative staff. The efficiency of tax collection must be improved.

•                       Cuts in Administrative Costs

The “First Strike” measures are aimed at cutting administrative burdens of enterprises in nine prioritized areas devised in co-operation with a wide range of entrepreneurs. Its effect is targeted to reach HUF100 billion (non-budgetary effect).

The following table sets forth the planned budgetary effect of the measures contained in the Széll Kálmán Plan, as estimated by the Ministry for National Economy.

	For the year ended December 31,
	2011	2012	2013	2014
	(HUF billions)
Employment and labor market	0	195	213	213
Pension system reform	12	93	129	129
Public transport	0	45	60	60
Higher education	0	12	38	38
Prescription drug subsidy system	0	83	120	120
State and municipal funding	0	32	122	122
Contributions to the fund established to reduce public debt	0	90	220	220
Total	12	550	902	902

Source: Ministry for National Economy

The following table sets forth legislative measures that have been undertaken to implement the Széll Kálmán Plan through August 30, 2013:

Date	Action

June 14, 2011	Parliament adopted the amendment to the Criminal Code and as of January 1, 2012, the perpetrator of the sick pay fraud will be punishable by imprisonment of up to two years.

June 30, 2011

The Government Resolution No. 1226/2011 (VI.30.) on legislation program for 2012 and 2013, in order to implement the pharmaceutical subsidy system transformation, was adopted after consultations were conducted between the Government and the relevant parties.

July 1, 2011	The amendment to regulation of electricity and natural gas prices came into effect.

July 1, 2011	The Act LXXXI of 2011 on the Amendment of Certain Health Related Acts came into effect. Such Act reregulates sick pay transfers and funding systems of prescription drugs.

July 11, 2011	The Hungarian Parliament adopted the new Act on Public Procurement, which went into effect on January 1, 2012.

July, 11, 2011	Parliament adopted the Act on Public Employment and the amendment to acts related to public employment.

September 30, 2011	The Minister of National Development issued a new decree on district heating prices. According to the decree, the retail district heating prices have been fixed as of March 31, 2011.

November 28, 2011	Parliament adopted the Act on abolishment of early retirement pensions, new regulation for early retirement benefits and social services of retired officers.

December 5, 2011	The Act on amendment to Health Act, prescription drug subsidy system and certain other acts were adopted by Parliament.

December 20, 2011	The Act on national public education was adopted by Parliament.

December 20, 2011	The Act on benefits of persons with reduced capacity to work and amendments to certain acts were adopted by Parliament.

December 20, 2011	The Act on public administration officers was adopted by Parliament and came into effect as of March 1, 2012.

December 23, 2011	Parliament adopted the Act on national higher education, which significantly reduces the number of students supported and financed by the state.

December 23, 2011

Parliament adopted the Act on amendment to bankruptcy and liquidation proceedings law, business association law, corporate transparency, company registration and insolvency law and certain other laws related thereto, which result in a more efficient foreclosure and transparent liquidation and procedural rules.

December 23, 2011	Parliament adopted the Act on national mobile payment system, which centralizes mobile distribution services via a mobile payment system and went into effect on May 1, 2012.

December 30, 2011	The Hungarian State assumed certain debt items of MÁV.

January 1, 2012	The amount of political parties’ nominal funding was frozen at the level of 2011.

February 1, 2012	The new public employment system was launched.

On April 3, 2012	The Government agreed to guarantee the surety of the Municipality of Budapest up to a maximum of

Date	Action
HUF63 billion, which was provided as security to the restructuring loans of Budapest Public Transport Company (“BKV”).

September 1, 2012	The new Act on public education entered into force.

September 1, 2012	The new system of higher education was launched.

January 1, 2013	Taxation of low tax-bracket enterprises and small enterprises introduced.(1)

July 1, 2013	The new electronic toll system based on road utilization was launched.

From 2014(2)	National Assembly reduced to 199 members.

Source: Parliament and Ministry for National Economy

Notes:

(1)              See “Taxation — Low Tax-Bracket Enterprises and Small Enterprises Tax.”

(2)              The legislation reducing the number of representatives in the National Assembly has already entered into force but will only affect the number of representatives in the National Assembly after the next general election, which is expected in April 2014.

On May 24, 2011, Prime Minister Mr. Viktor Orbán announced that Hungary would purchase shares of the Hungarian oil company MOL amounting to 21.2% of total shares worth EUR1.88 billion. The purchase was effective as of July 6, 2011.

On May 30, 2011, Prime Minister Mr. Viktor Orbán announced that the Government had reached an agreement with the Banking Association. According to the announcement, households would be entitled to pay foreign currency-denominated mortgage debt service at a fixed exchange rate. In the case of euro, the exchange rate would be HUF250/EUR; in the case of Swiss franc, the exchange rate would be HUF180/CHF; and in the case of Japanese yen, the exchange rate would be HUF2/JPY. The difference between the actual and the fixed exchange rate would be financed by the bank in HUF. The debtor would start repaying this debt in 2015. The Government would set up a company that would build residential buildings and would buy and re-lend part of the homes of the households in serious indebtedness. The moratorium for foreclosures would be abolished gradually and a quota would be set. In the case of buildings worth more than HUF30 million, the moratorium ended on July 1, 2011. In the case of buildings worth less than HUF30 million, a quota would be set up for each quarter. In the fourth quarter of 2011, 2% of such buildings could be sold; in the first quarter of 2012, 3%; in the second quarter of 2012, 4%; in the third quarter of 2012, 5% of such buildings could be sold. Afterwards, 5% of such buildings could be sold quarterly. Financial intermediaries would be able to issue loans denominated in foreign currency, but only to clients with income exceeding 15 times the average wage. Interest payments would be subsidized by Hungary in case the debtor sold the residential building in order to move to a smaller residential building.

The following table sets forth the quotas and the exploitation rates for the periods indicated.

	Basis of the quota	Number of retail properties that can be designated according to the quota	Number of retail properties designated for forced liquidation	Utilization of the quota (%)
2011 Q4	100,268	2,664	1,928	72.4
2012 Q1	99,771	3,564	2,943	82.6
2012 Q2	107,180	3,802	3,177	83.6
2012 Q3	113,840	4,053	2,866	70.7

Source: HFSA

On June 9, 2011, the Government decided to sell Hungary’s 25% share of Budapest Airport to Hochtief AG for HUF36.6 billion. The sale was completed on June 17, 2011.

On July 28, 2011, the European Union declared that certain Hungarian legislation concerning VAT violated the legislation of the European Union. As a result, Hungary must pay back certain withheld value-added tax receipts to private enterprises. According to data compiled by the Ministry of National Economy in January 2012, the effect was HUF250 billion additional expenditure paid in November and December 2011.

On September 6, 2011, Prime Minister Mr. Viktor Orbán announced that additional deficit reduction measures amounting to approximately HUF100 billion were needed to achieve the deficit target for 2011. In order to achieve the deficit target, the government announced measures aimed at amending the budget position by HUF100 billion. These measures focused on four key fields: addressing VAT abuse (HUF40 billion), reform of public administration, limiting public sector procurements (HUF40 billion)

and raising the excise tax on some goods and the tax on gambling and dividends from foreign equities of the portfolio of private pension funds.

On September 12, 2011, Prime Minister Mr. Viktor Orbán announced that households would be entitled to repay their foreign currency-denominated mortgage debt at a fixed exchange rate. In the case of Euro-denominated mortgages, the exchange rate would be HUF250/EUR; in the case of Swiss franc-denominated mortgages, the exchange rate would be HUF180/CHF; and in the case of Japanese yen-denominated mortgages, the exchange rate would be HUF2/JPY. The creditors would not be forced to provide loans denominated in local currency to the debtor. In the case of foreign currency-denominated debt, the interest rate should be based on a reference interest rate, and the yield would be maximized at 30%. The banking sector was mandated to use a positive debtor list (a database listing persons who have timely paid their debts) by the Act on the Central Credit Information System in the case of natural persons and enterprises. Subsequently, on September 15, 2011, the Government announced that debtors should apply for repayment until the end of 2011 (although the repayment could take place after the end of 2011).

On September 16, 2011, Minister for National Economy Mr. György Matolcsy announced that the general government deficit for the year 2012 was planned to reach 2.5% of GDP. Even as circumstances have changed, the Government is committed to uphold the deficit target of 2.5% of GDP. In order to achieve this, improvements in the budget balance totaling HUF550 billion were announced. The estimates of the budgetary effects of the measures were based on the expected economic environment described in the Széll Kálmán Plan. On the basis of recent developments, however, further measures were needed to improve the balance by HUF1,000 billion. The majority of these measures will be achieved by the reduction of expenditures.

The Stability Fund of HUF250 billion set up in February 2011 and additional measures of HUF303 billion were meant to reduce expenditures. In addition, measures of HUF445 billion increased revenues.

Compared to 2011, the 2012 balance was expected to improve by an additional HUF750 billion on top of the Stability Fund, which has been included in the base calculations for 2011. The amount of HUF750 billion comprises two main items: an improvement of the budget balance by HUF600 billion, and a new Financial Protection Fund of HUF150 billion that provides a buffer in order to secure the targets in case of less favorable scenarios. This fund would be financed by higher VAT rates. A higher safety margin would be provided by the radical reduction of public debt, and the interest payments would decrease by HUF50 billion, a figure which had not been included in the preliminary calculations. This amount, however, would remain a buffer to address unforeseen future events.

On October 12, 2011, Prime Minister Mr. Viktor Orbán announced that the Government would introduce a social benefit to encourage home ownership by families. The social benefit will be a one-time financial grant towards the building or purchase of a new home to a family if the family does not currently own a home and at least one of the parents has been employed in the previous six months. If the family builds a new house, the expenditures must be confirmed with receipts. Persons who owe money to the state (for example, overdue taxes) are not eligible for the social benefit. The grant would equal HUF0.8-1.3 million for a family consisting of two children and parents, HUF1.2-2.0 million for a family with three children, and HUF1.6-2.5 million for a family with four or more children. According to the estimate of the Ministry of National Economy, the total expenditures of the state related to this measure for the year 2012 equalled approximately HUF5.2 billion. In addition to this initiative, the Government also decided to introduce interest payment support equal to HUF1.3 billion in the year 2012. As of March 6, 2012, the relevant Government Decree went into effect, upon the prior approval of the European Commission.

On October 28, 2011, the Ministry of National Economy issued a summary on the projected effect of measures introduced during the course of the year 2011 on the budget for the year 2012. According to the summary, 83% of the savings planned in the Széll Kálmán Plan is included in the 2012 budget. The following table sets forth the impact of the measures introduced during the course of the year 2011 on the budget for the year 2012:

	Billion HUF	% of GDP
Employment and labor market	158	0.54
Pension system	42	0.14
Public transport	26	0.09
Higher education	12	0.04
Health	83	0.29
Public and local government financing	44	0.15
Contribution to the Debt Reduction Fund	90	0.31
Total	455	1.56

Source: Ministry for National Economy

Further to the important structural reforms that mainly bring benefits in the medium to longer term, appropriations in the 2012 Budget Bill were determined in line with the prudent planning described in the Convergence Program:

•                       Nominal wages have been frozen in the public sector. The wage supplement compensating for the abolishment of tax credits for low earners remains in effect.

•                       In addition to the freezing of family subsidies, other social transfers do not increase.

•                       Chapter-administered professional appropriations (which are the expenditures of the Government ministries) are based on the levels decreased by the 2011 stability reserve, making those measures structural.

The following table sets forth the impact of the measures included in the Convergence Program on the 2012 budget:

	Billion HUF	% of GDP
Freezing wages with the compensation of low-income employees for the elimination of tax credit	43	0.54
Freezing social benefits other than family benefits	8	0.03
Freezing chapter reserves of constitutional chapters and reserves of the Media Service and Asset Fund	13	0.04
Elimination of spending included in the “stability reserve”	241	0.83
Total	305	1.05

Source: Ministry for National Economy

On December 30, 2011, the debt of MÁV was partially taken over by Hungary in the amount of HUF50 billion.

In view of the increased risks surrounding the macroeconomic projections, the Budget Bill for 2012 included substantially higher reserves than those that were assumed in the Convergence Program. Apart from the general reserve (HUF100 billion) to be used for exceptional measures by the government, i.e., to cover unforeseeable expenditures and/or revenue shortfalls, a new, special reserve for interest expenditures (HUF50 billion) was included to cover any risks arising from potentially adverse global financial market developments. Furthermore, an additional safety reserve of HUF150 billion was set aside to tackle any unexpected revenue shortfalls or expenditure overruns due to possibly worsening macroeconomic conditions. Sensitivity analyses suggest that a 1% slower GDP growth implies a deterioration of only around 0.4%, even if the deceleration is taking place in the worst circumstance, i.e., with the most negative effect on the balance (a weaker domestic demand). If a weaker growth path is accompanied by higher inflation, higher VAT revenues would partly offset the deterioration of the budget balance. On top of the overall HUF300 billion effective reserves, additional earmarked reserves of HUF154 billion were also included in the budget, which covered principally the compensation related to the changes in the tax system.

In light of the weaker growth outlook and also due to the decision of the Government to create sizable extraordinary reserves in the budget, the measures included in the Convergence Program would not have ensured the attainment of the deficit target (net of the reserves). Against this backdrop, the Budget Bill contains further balance improving measures on both the expenditure and revenue sides.

The following table sets forth the estimated impact of the additional measures not included in the Széll Kálmán Plan and/or the Convergence Program on the 2012 budget:

	Billion HUF	% of GDP
Expenditure side
Narrowing of tasks in chapter managed appropriations and increase of own resources (fee revenues)	35	0.12
Review and more efficient management of public tasks and duties reduction and abolishment of certain public tasks	110	0.38
Reduction of social subsidies granted at local level (decrease in employment substitute benefit)	18	0.06
Reduction of spending related to public assets	5	0.02
Expenditure reduction	168	0.58
Revenue side
Increase of the standard VAT rate from 25% to 27%	140	0.48
Increase of excises (tobacco(1) alcohol gasoline)	42	0.14
Increase of gambling tax and taxing of on-line gambling	32	0.11
Increase in employee’s’ contribution by 1 percentage point and broadening of the base of contributions	112	0.38
Broadening of the PIT base	16	0.05
Stricter condition on accounting losses in the CIT and increase of the company car tax	50	0.17
Increase of tax on unhealthy foods and broadening of tax base	10	0.03
Introduction of (insurance) tax on car accidents	27	0.09
Increase of other fees	11	0.04
Increase of product fees	36	0.12
Change of license plates	12	0.04
Revenue increase	488	1.68
Total additional adjustment	656	2.25

Source: Ministry for National Economy

Note:

(1)              The impact of the increase of excise duty on tobacco was partly already included in the Convergence Program projections.

On November 17, 2011, the Government announced that within the regular annual economic policy consultations with the IMF, the Government has launched negotiations about of co-operation with the IMF.

On December 15, 2011, the Government announced new measures to achieve the deficit target for 2012. The new measures seek to compensate for a lower growth and weaker exchange-rate targets for 2012. The government rebased its 2012 budget on economic growth of 0.5% and an exchange rate of 299HUF/EUR. The new assumptions mean that a gap of HUF320 billion had to be covered in order to achieve the targeted deficit. New measures include tapping HUF200 billion of reserves while generating an extra HUF120 billion by diverting private-pension contributions the following year, raising HUF20 billion by raising the excise duty on tobacco products and cutting HUF52 billion from ministry reserves intended to cover unforeseen expenditures. According to the announcement, the future of the entire pension system should be reconsidered. The government had approved measures aiming to keep the budget deficit at 2.5% of GDP for the year 2012 and this target was achieved.

On December 15, 2011, the Government and the commercial banks of Hungary agreed on a bail-out of mortgage debtors indebted in foreign currency. In case of debtors with delinquency of 90 days or more, 25% of the debt is remitted in case the mortgage was backed by real estate worth a maximum of HUF20 million. In case of debtors with delinquency of less than 90 days, a fixed-rate repayment schedule would be created. Debtors are required to repay their mortgages according to this repayment schedule. According to the calculations of the Government, the losses on these mortgages stemming from the depreciation of the forint would be borne equally in thirds by the state, the lender and the debtor unless certain foreign exchange rates exceeded the following thresholds: 270HUF/CHF, 340HUF/EUR or 3.3HUF/JPY. If those exchange rates exceed those thresholds, the losses stemming from the further depreciation (the loss caused by the difference of the actual foreign exchange rate less the thresholds 270HUF/CHF, 340HUF/EUR or 3.3HUF/JPY) of the forint will be borne by the state exclusively. Commercial banks will be entitled to reduce the surtax they must pay by one-third of their losses stemming from the fixed-rate repayment schedule (See “Taxation”).

On December 16, 2011, the delegation representing the EU and the IMF suspended the negotiations about cooperation of the IMF and the EU with the Government of Hungary.

As of December 31, 2011, out of the financial assistance package provided by the IMF, SDR 0.1 billion was used for the bank rescue package, SDR 0.9 billion was used in the form of loans to banks, and SDR 3.2 billion was used for sovereign debt service. Meanwhile, out of the financial assistance package provided by the EU, EUR5.5 billion was used for sovereign debt service. The NBH had also drawn down SDR 1.3 billion from the IMF facility as of December 31, 2011.

On January 5, 2012, the Hungarian Government indicated it would enter a new agreement on EU-IMF financial assistance package within a reasonable time.

On January 9, 2012, the Ministry for National Economy published the preliminary general government deficit (excluding local governments) for the year 2011, in accordance with GFS methodology. According to the preliminary data available in January 2012, the deficit reached HUF1,734.4 billion.

On January 11, 2012, the European Commission commenced legal action against Hungary over new legislation that came into force on January 1, 2012. The infringement proceedings concern the following three areas: the independence of the judiciary as regards mandatory early retirement of judges and prosecutors at the age of 62 instead of 70; the independence of the national data protection authority; and the independence of NBH.

On February 21, 2012, the Government announced deficit contracting measures to secure the deficit targets for the years 2012 and 2013. According to the decree of the government, the ministers of the corresponding portfolio should elaborate on proposals to:

(1)              cut the amount of drug subsidies for the year 2012;

(2)              plan additional savings for the year 2013;

(3)              cut the expenditures related to the public transportation in the capital of Hungary;

(4)              introduce the electronic road toll system in the middle of the year 2013;

(5)              cut the expenditures of chapter-administered appropriations and other central government expenditures; and

(6)              introduce a partial suspension of public procurements.

On February 22, 2012, the European Commission proposed to freeze transfers from the Cohesion Fund in the amount of EUR495 million for the year 2013 as a consequence of non-compliance concerning the Excessive Deficit Procedure against Hungary.

On March 6, 2012, the European Commission accepted proposals from Hungary to ensure the deficit target for the year 2012.

On March 13, 2012, the ECOFIN approved the European Commission’s proposal of February 22, 2012 to freeze transfers from the Cohesion Fund.

On March 7, 2012, the European Commission announced that it would take the next step in the infringement procedure against Hungary relating to the independence of the data protection authority and the retirement age of judges. In the procedure relating to the independence of NBH, the European Commission requested additional information from the Government of Hungary.

On March 22, 2012, the Hungarian Government announced that the European Commission did not accept the legal arguments of the Hungarian reply of November 29, 2011, which had responded to the detailed European Commission statement with regard to the infringement procedure on the extra tax for the telecom sector, and it decided to refer the case to the European Court of Justice. However, the Government believes that the Hungarian regulations currently in force are fully compliant with EU law.

On April 2, 2012 the fixed exchange rate loan system for FX debtors commenced. According to the announcement of the Ministry for National Economy, the objective of the fixed exchange rate loan system is to cushion the impact of the substantial volatility of the exchange rates of certain foreign currencies and enable FX debtors to easily predict their situation with respect to debt service payments irrespective of foreign exchange movements. People involved could request participation in the scheme beginning April 2, 2012 from the financial institution that provided the loan. According to the conditions of the fixed exchange rate loan system, the difference between installments calculated at a fixed exchange rate and the installments that are payable according to the actual exchange rate will be booked at two separate accounts. The difference between the principal repayments at the actual exchange rate and the fixed exchange rate will be booked on the first account. The difference between the interest repayments at the actual exchange rate and the fixed exchange rate will be booked on the second account. Debtors are not required to pay back the sum on the second account. The first account, the joint capital account (containing the liabilities of the customer), will charge interest on the basis of interbank rates and, consequently, at a discounted rate. A debtor who, albeit at a greater cost, can still pay the installments in spite of the higher Swiss franc exchange rate, should continue to repay according to the original contract conditions. Therefore, the fixed exchange rate loan system is the optimal solution for debtors who currently unable to repay their debt in the near future according to the statement.

On April 2, 2012, the CSO published the preliminary general government balance (including local governments) for the year 2011, in accordance with ESA methodology. In 2011, the surplus reached HUF1,180.1 billion, equalling 4.2% of the preliminary 2011 GDP.

From the assets of private pension funds — except for real returns and additional membership fees — HUF2,677.7 billion, and, related to this, HUF44.0 billion of other revenues, were accounted in the system of national accounts as the revenues of the general government sector in 2011. Without the transfer of assets of private pension funds, the revenues of the general government sector amounted to HUF12,161.7 billion, and the deficit to HUF1,541.6 billion, the latter of which is 5.5% of GDP. The deficit increased by HUF395.5 billion, 1.2% of GDP compared to 2010.

Simultaneously, the NBH published the preliminary general government debt figure (including local governments) as of the end of 2011, in accordance with ESA methodology. The debt reached HUF22,692 billion, equalling 80.6% of the preliminary GDP for the year 2011.

On April 23, 2012, the Hungarian government adopted the program entitled “Next Step: Széll Kálmán Plan 2.0,” which includes the Convergence Program and the National Reform Program. In 2012, the first Széll Kálmán Plan aimed for a fiscal adjustment of HUF550 billion, 83.4% of which was achieved according to the statement issued by the government of Hungary on April 23, 2012. The measures in the Széll Kálmán Plan 2.0 target additional fiscal adjustments totaling HUF150 billion in 2012. According to the program, 73% of the objectives of the first Széll Kálmán Plan — as a consequence of government measures — will be met by 2013, whereas in 2013 the government of Hungary will further improve the situation of the state budget by approximately HUF600 billion (the government estimate implies a range of HUF567 billion — HUF665 billion) through the Széll Kálmán Plan 2.0. Consequently, Hungary is carrying out a structural adjustment program totaling 2% of GDP in 2012 and 4% of GDP in 2013.

The government of Hungary approved additional measures in April 2012 which were expected to lead to the improvement of the general government deficit for the year 2012, together with the measures taken in February and the forecast of a better-than-calculated balance for the 2012 budget at the local government subsystem.

The following table sets forth the measures announced in the Széll Kálmán Plan 2.0 and their estimated effect on the general government deficit for the years 2012 and 2013, respectively:

	For the year ended December 31,
	2012	2013
	(HUF billions)
Reduction of expenditures of budgetary institutions, chapter- and other centrally administered appropriations	44.7	44.7
Reduction of pharmaceutical subsidies	10.0	40.0
Balance improvement of local governments	60.0	90.0
Introduction of a telecommunication services tax	30.0	52.0
Introduction of reverse charge VAT in agriculture	10.0	15.0
Launching the electronic road toll at an increased level	0.0	75.0
Reduction of central subsidies to metropolitan public transportation	0.0	10.0
Elimination of central subsidies to the Research and Technological Innovation Fund	0.0	25.2
Amendment of public tasks performed by state-owned companies	0.0	20.0
Introduction of a financial transaction levy	0.0	130.0-228.0
Maintaining and extending the income tax levied on energy providers	0.0	55.0
Merging and transforming current taxes levied on insurance companies	0.0	15.0
Reduction of the number of minor taxes	0.0	(5.0)
Total	154.7	567-665

Source: Ministry for National Economy

Furthermore, the surtax on financial institutions will be halved, in accordance with an agreement concluded between the government of Hungary and the Hungarian Banking Association. By implementing the Széll Kálmán Plan 2.0, the government of Hungary intends to finalize the transition to a tax system that enables the reduction of taxes on labor by increasing taxes on consumption and sales. This would be a minor burden on individuals, but would contribute significantly to the budget as a whole. The new tax measures are structural, and thus they will enable the government of Hungary to create sustainable stability on the revenue side of the budget.

The Széll Kálmán Plan 2.0 also includes the National Reform Program of Hungary for 2012. The National Reform Program introduces measures which aim to achieve the objectives of the Europe 2020 Strategy on the fields of labor market policy, research, development, innovation, climate policy and energy efficiency, education and social inclusion.

On April 23, 2012, Parliament of Hungary accepted the Act on Takeover of Special Institutions for Inpatients of Local Governments and the Amendment of Certain Acts Related Thereto. According to this Act, the assets and debts of 70 health care institutions shall be transferred to the central government. The assets were transferred on May 1, 2012. The assumption of debt should have taken effect on July 31, 2012; however, the assumption agreements were not settled in 2012. On March 18, 2013, Parliament adopted an Act on takeover of special institutions for inpatients and takeover of certain ancillary medical service provider business enterprises fully owned by the government or enterprises owned fully by such government-owned business enterprises connected to the special institutions for inpatients, by central budgetary organs and procedural rules of such takeover. Such Act regulated the debt assumption of special institutions for inpatients of local governments, and provides for the assumption by the virtue of law on April 1, 2013.

On April 25, 2012, the European Commission announced that, according to the assessment of the European Commission, Hungary had taken sufficient actions and displayed sufficient commitments to enter into negotiations on precautionary balance of payment assistance. The precautionary balance of payment assistance would provide Hungary with a loan to assist its balance of payment upon Hungary’s request. However, Hungary does not plan on making such request. This decision had been made in light of commitments by Hungary, confirmed by Mr. Viktor Orbán, Prime Minister of Hungary on April 24, 2012 after his meeting with Jose Manuel Barroso, President of the European Commission, to take tangible steps to ensure compliance with EU law on all the issues that are relevant for the stable and independent legal environment that lies at the heart of investors’ confidence and influences macroeconomic stability. Based on Hungary’s reply to the European Commission’s administrative letter on this matter, the European Commission agreed on April 25, 2012 to close the infringement case on the independence of the Central Bank once the relevant legislation was adopted. The Hungarian authorities had also committed to continue consultations with the European Central Bank in view of reaching agreement on the remaining open issues. Hungary had also committed to address promptly and fully the recommendations of the Venice Commission on key priority areas in the field of the judiciary reform. Before the negotiations regarding the EU-IMF financial assistance for Hungary could begin, the European Commission expected these commitments to be fully implemented.

On May 11, 2012, the Government submitted three new Bills (on Telecom Tax, on Uniform Insurance Tax, and on Financial Transaction Duty Tax) to Parliament of Hungary to introduce the taxes announced in the Széll Kálmán Plan 2.0.

On May 18, 2012, Parliament adopted the Act on Telecom Tax. As of July 1, 2012, a telecom tax is imposed on calls via mobile phone and messages (“SMS” and “MMS”). The tax rate is HUF2 per minute and per message, though for individuals the first 10 minutes is tax-free each month, and the tax is capped at HUF700 for individuals and HUF2,500 for companies per month.

On May 30, 2012, the European Commission adopted a proposal for a Council decision to lift the suspension of commitments from the Cohesion Fund for Hungary, after concluding that the country has taken the necessary action to correct its excessive deficit, in line with the Council Recommendation of March 13, 2012.

On May 30, 2012, the European Commission published the final recommendation for a Council Recommendation on Hungary’s 2012 national reform program and delivered a Council opinion on Hungary’s convergence program for 2012 to 2015. According to the final recommendation, Hungary should take the following actions:

(1)              Correct the excessive deficit by 2012 in a durable manner, by implementing the 2012 budget and reducing reliance on one-off measures. Thereafter, specify all structural measures necessary to ensure a durable correction of the excessive deficit and to make sufficient progress towards the medium-term budgetary objective, including meeting the expenditure benchmark, and ensure sufficient progress towards compliance with the debt reduction benchmark. To mitigate the accumulated macroeconomic imbalances, put the public debt ratio on a firm downward path.

(2)              Revise the Cardinal Act on Economic Stability of Hungary by putting the new numerical rules into a binding medium-term budgetary framework. Continue to broaden the analytical remit of the Fiscal Council, with a view to increasing the transparency of public finances.

(3)              Make the taxation of labor more employment-friendly by alleviating the impact of the 2011 and 2012 tax changes on low earners in a sustainable, budget-neutral manner, for example, by shifting part of the tax burden to energy taxes and recurrent taxes on property. Strengthen measures to encourage women’s participation in the labor market, particularly by expanding childcare and pre-school facilities.

(4)              Strengthen the capacity of the Public Employment Service to increase the quality and effectiveness of training, job search assistance and individualized services, with particular regard to disadvantaged groups. Strengthen the activation element in the public work scheme through effective training and job search assistance. Implement the National Roma Integration Strategy (a strategy for improving the level of integration of individuals of the Roma ethnicity into the society of Hungary), and mainstream it with other policies.

(5)              Implement measures envisaged to reduce the administrative burden. Ensure that public procurement and the legislative process support market competition and ensure a stable regulatory and business-friendly environment for financial and non-financial enterprises, including foreign direct investors. Reduce tax compliance costs and establish a stable, lawful and non-distortive framework for corporate taxation. Remove unjustifiable restrictions on the establishment of large-scale retail premises. Provide specific well-targeted incentive schemes to support innovative small- and medium-sized enterprises in the new innovation strategy.

(6)              Prepare and implement a national strategy on early school-leaving by ensuring adequate financing. Ensure that the implementation of the higher education reform improves access to education for disadvantaged groups.

(7)              Reform the public transport system to make it more cost efficient. Increase the cross-border capacities of the electricity network, ensure the independence of the energy regulator and gradually abolish regulated energy prices.

On June 14, 2012, the Government of Hungary approved the first draft of the budget for the year 2013. According to the first draft, the general government deficit for the year will equal HUF660 billion, total revenues will equal HUF14,840 billion, and total expenditures will equal HUF15,500 billion. The draft budget was based on assumptions of a 4.2% inflation rate, a 1.6% real growth rate and a foreign exchange rate of HUF299.4/EUR.

On June 21, 2012, the Government of Hungary submitted a proposal for Parliament to amend the legislation regarding NBH. The IMF announced that it would examine the proposal together with the European Commission and the European Central Bank to determine whether the proposal is sufficient to ensure central bank independence.

On June 28, 2012, Mr. Antal Rogán, the leader of the parliamentary faction of the majority governing party, Fidesz, announced that the Ministry for National Economy and the parliamentary factions of Fidesz and the minority governing party CDPP had concluded an agreement whereby the Government will reduce tax burdens in the amount of HUF300 billion. Taxes on labor will be reduced in case of employees below the age of 25 and above the age of 55, and blue-collar workers. Small enterprises will be entitled to choose to pay a favorable tax instead of paying taxes normally. To cover the additional expenditures, the Government will extend the base of the financial transaction duty; contrary to the original plans, the Hungarian State Treasury and the Hungarian Central Bank will not be exempt from the tax. According to the calculations of the Ministry for National Economy, this will generate an additional HUF200 billion. According to the Ministry for National Economy, the interest rate expenditures would be significantly lower than planned originally, covering an additional HUF100 billion of revenue loss. Moreover, the financial transaction duty would be capped at HUF6,000 per transaction, except for transactions by the Hungarian State Treasury and the NBH. As a result, the expected revenue would be HUF140 billion instead of the HUF280 billion expected originally. The lower-than-expected interest revenues would cover HUF50 billion of the revenue loss. The expected 2% real growth rate (higher than the 1.6% real growth rate expected originally) would cover the revenue loss in the amount of HUF50 billion. Moreover, the expected revenue from the financial transactions duty paid by the Hungarian State Treasury and the NBH would be HUF40 billion higher than originally planned. As a result, the measures will not increase the general government deficit.

On July 9, 2012, Parliament adopted the Act on Financial Transaction Duty, which went into effect on January 1, 2013. The new duty is levied on those payment service providers (“PSPs”) which have their registered seat or branch office in Hungary, with special rules for the National Bank of Hungary. NBH shall pay the duty solely upon the issuance of NBH securities with a term not exceeding two weeks and upon accepting NBH deposits with a maturity of between one day and two weeks. The duty shall be paid monthly, and the general duty rate will be 0.1% of the amount of the financial transaction; however, the duty — with the exception of transactions by NBH or Hungarian Treasury or the Settlement Center of the Post Office — cannot exceed HUF6,000 per transaction. In the case of one-day deposits at NBH, the duty rate will be 0.01%. Also on July 9, 2012, Parliament adopted the Act on Uniform Insurance Tax in order to decrease the number of taxes imposed on insurance companies at present. This Act went into effect on January 1, 2013, and with the introduction of this new type of tax, certain other taxes imposed on insurance companies will be abolished.

On July 12, 2012, Parliament approved the principal figures of the budget for the year 2013. According to the decision, the total revenues of the general government will amount to HUF15,083 billion, and the total expenditures will amount to HUF15,733 billion. As a result, the general government deficit for the year 2013 will be HUF653 billion.

On July 17, 2012, negotiations started among the Government of Hungary, the IMF and the EC, with delegates from the European Central Bank taking part as observers. The negotiations ended on July 25, 2012 as planned. According to the press release issued by the European Commission on July 26, 2012, the Hungarian Government’s commitment to further fiscal consolidation is to be welcomed. In order to put the public debt ratio onto a firm downward path and maintain macroeconomic stability, a stable policy and institutional framework is needed based on a more business-friendly environment and continued structural reforms that enhance growth and employment. According to the press release, the European Commission plans to continue the constructive negotiations with the authorities on these issues in co-operation with the IMF and the ECB in the period ahead.

On August 7, 2012, the Ministry for National Economy published the preliminary general government deficit (excluding local governments) for the first seven months of the year 2012, in accordance with GFS methodology. The deficit reached HUF437.5 billion, equalling 75.9% of the planned deficit for the year 2012.

On September 6, 2012, the Ministry for National Economy published the preliminary general government deficit (excluding local governments) for the first eight months of 2012, in accordance with GFS methodology. The deficit reached HUF559.5 billion, equalling 97.1% of the targeted deficit for the year 2012.

On September 11, 2012, the Bill on amendment to the Act on Central Budget of Hungary for year 2012 was adopted by Parliament, which provides for a HUF150 billion loan to the Hungarian Eximbank provided by the state as owner.

On October 1, 2012, the Government announced that the Government plans to recommend the prohibition of slot machines. The expected loss of budget revenue from gaming of approximately HUF20-30 billion would be covered by the planned taxation of on-line gambling.

On October 5, 2012, György Matolcsy, Minister for National Economy, announced a HUF397 billion deficit reduction plan. According to the announcement, the expected growth rate for the year 2013 has been lowered from 1.6% to 1% and the planned deficit-to-GDP ratio in 2013 has been increased from 2.2% to 2.7%. The following table sets out the planned measures and their budgetary impact for the year 2013:

Measure	Gross effect (HUF billions)
1. Increasing the EU co-financing rate of projects	55
2. Reduction of bureaucracy	30
3. More efficient wage controls in the public sector	73
4. Improved targeting of social benefits	8
5. Elimination of the regressive rates for social security contributions	51
6. Financial transaction tax	60
a. Increased payment obligation of the State Treasury	30
b. 0.3% financial transaction levy on cash withdrawal	30
7. Combating tax avoidance, substantive improvement of the efficiency of tax collection and different rules for the small business tax	120
a. Combating tax avoidance: expansion of reverse charge value-added tax (VAT) on swine trade	10
b. Combating tax avoidance: connecting cash registers to the tax authority	95
c. Different regulation of the small business tax	15
Total	397

Source: Ministry for National Economy

In addition, on October 5, 2012, the Government announced a freeze on expenditure in the amount of HUF133 billion to ensure it would meet the deficit target for 2012.

On October 17, 2012, György Matolcsy, Minister for National Economy, announced a HUF367 billion deficit reduction plan in order to avoid any new steps in the Excessive Deficit Procedure against Hungary. The European Commission indicated in its October letter that it can accept only two-thirds of the previously announced fiscal adjustment measures and thus forecasts the budget deficit next year to come within the range of 3.7% to 3.9% of gross domestic product. Failure to keep the deficit below 3% would imply moving to the next stage of the Excessive Deficit Procedure and the freezing of funding to Hungary from the European Union’s Cohesion Fund. The announced measures include doubling the financial transactions tax, adding revenue of HUF130 billion as well as keeping the bank surtax unchanged, resulting in additional anticipated revenue of HUF72 billion. Furthermore, changes in local business tax rules are expected to generate HUF35 billion and the Government will introduce a utilities tax, which is planned to generate HUF30 billion more in budget revenue. The healthcare contribution levied on in-kind (non-monetary) benefits provided by employers will increase from 10% to 27%, resulting in additional planned revenue in the amount of HUF40 billion and improvement in the efficiency of tax collection will result in additional planned revenue in the amount of HUF60 billion.

On October 19, 2012, the European Commission launched an infringement procedure against the sectoral tax on telecommunications firms in Hungary. Subsequently, on July 18, 2013, the European Commission decided to withdraw its pending case against Hungary with the European Court of Justice regarding the telecommunication surtax introduced in 2010.

On October 27, 2012, Viktor Orbán, the Prime Minister, announced that the Hungarian State (central government) will partially assume the debt of local governments. The measure will affect the debt of 1,956 local governments totaling HUF612.1 billion. If the population of the township is fewer than 5,000 people, 100% of the debt will be assumed, which will equal HUF97.3 billion of debt. If the population of the township exceeds 5,000 people, the ratio of the debt assumed will depend on the per capita local business tax revenue of that local government. If this revenue exceeds the average per capita local business tax revenue, 40% of the debt will be assumed. If the per capita local business tax revenue is between 75% and 100% of the average per capita local business tax revenue, 50% of the debt will be assumed. If the per capita local business tax revenue is between 50% and 75% of the average per capita local business tax revenue, 60% of the debt will be assumed. If the per capita local business tax revenue is below 50% of the average per capita local business tax revenue, 70% of the debt will be assumed. The following table sets out the affected amount of debt and the expected effect of the measure on the central government according to GFS methodology:

	Number of townships	Per capita local business tax compared to the average	Amount of debt (HUF billions)(2)

Fewer than 5,000 people	1,673	100%	97.3
More than 5,000 people:
Above 100%(1)	134	40%	244.7
75%-100%(1)	54	50%	145.1
50%-75%(1)	57	60%	79.4
Below 50%(1)	38	70%	45.6
Total	1,956		612.1

Source: Ministry for National Economy

Notes:

(1)              Percentage of average per capita local business tax revenue.

(2)              Amount of debt affected by the measure announced on October 27, 2012, as described above.

As of June 28, 2013, the debt assumption of municipalities was completed, excluding two municipalities which were under a debt reorganization procedure. By the end of 2012, local government debt in the amount of HUF73.7 billion was assumed. By the end of June 2013, an additional HUF616.7 billion of local government debt was assumed.

According to ESA methodology, the measure has no effect on the debt and the deficit of the general government because, according to the ESA methodology, the debt and the deficit of the local governments are included in the general government debt and deficit data.

On October 27, 2012, the European Commission published the 2012 autumn Economic Forecast. According to the projection of the European Commission, the deficit-to-GDP ratio of Hungary according to the ESA methodology (including local governments) would amount to 2.5% in 2012, 2.9% in 2013 and 3.5% in 2014. Real economic growth will reach 0.3% in 2013 and 1.3% in 2014. The general government debt to GDP ratio (including local governments) would decrease from 81.4% by the end of 2011 to 78.4% by the end of 2012, 77.1% by the end of 2013 and 76.8% by the end of 2014.

On November 16, 2012, the Government announced a HUF90 billion deficit reduction plan in order to close the gap of 0.2% between Hungary’s 2.7% 2013 general government deficit (including local governments) according to ESA methodology to GDP ratio target and the European Commission’s 2.9% projection. According to the plan, the Government will include the following additional measures in the 2013 budget proposal:

•                       raising the rate of income tax for energy providers from 11% (as planned originally) to 31%, projected to generate additional budget revenue of HUF40 billion;

•                       extending the scope of the on-line gambling tax, projected to generate additional budget revenue of HUF10 billion; and

•                       increasing the dividend payment obligations of Szerencsejáték Zrt. (the state-owned gambling company), projected to generate additional budget revenue of HUF10 billion.

Furthermore, on November 16, 2012, the Government announced that the transitional taxes and extra taxes (such as Surtax on Retail, Telecommunications and Energy Sectors) will be abolished; however, the Surtax on Financial Institutions will be fixed as a permanent tax, with the tax burden for the year 2013 equalling the tax burden of 2012.

On December 17, 2012, Parliament adopted detailed rules for the method of calculating government debt and gross domestic product and the rules for implementing the government debt limitations mentioned in the Fundamental Law. In accordance with these rules, through the execution of the central budget act, the Government and all organs within the system of public finances shall take into account the value of the expected gross domestic product of the given budget year and the value of the government debt planned for the last day of that budget year when borrowing or undertaking a financial obligation. The validity of a contract under which the Government borrows or undertakes a financial obligation shall not be affected if the actual government debt index on the last day of the given budget year exceeds the respective index of the reference year due to a reason not known at the time of such borrowing or undertaking.

On December 17, 2012, the MNE announced that the Government of Hungary decided to revise the conditions for eligibility of social benefit to support home ownership of families announced on October 12, 2011. According to the decision:

•                       The interest rate subsidy will be constant and will not decrease annually.

•                       The maximum amount of subsidized loans will be increased from HUF10 million to HUF15 million for purchases of new construction real estate and from HUF6 million to HUF10 million in case of purchases of existing real estate.

•                       The maximum value of real estate eligible for subsidized loans will be increased from HUF15 million to HUF20 million in case of purchases of existing construction real estate.

•                       Extensions of existing real estate will also be eligible for subsidized loans with a maximum of HUF10 million on the amount of the loan. The loan will be capped and not the value of the real estate.

•                       Application deadline for contracts increasing the financial strength of debtors with overdue home loans will be extended to December 31, 2013.

The measures will become effective retroactively, so that those who previously applied for the subsidy will be eligible for these benefits. This program is ongoing.

On December 19, 2012, the Government entered into an arrangement with the labor unions concerning the increase of the minimum wage. According to the agreement, the minimum wage will increase from HUF93 thousand to HUF98 thousand for non-skilled employees and from HUF108 thousand to HUF114 thousand for skilled employees. For 11 subsectors (manufacture of food products, manufacture of textiles, manufacture of wearing apparel, manufacture of leather and related products, manufacture of wood, manufacture of furniture, construction of buildings, specialized construction activities, retail trade, accommodation and food service activities), the state will cover the costs of the minimum wage increase (including additional contributions). The measure will affect approximately 256 thousand people and will result in additional general government budget expenditure in the amount of HUF10 billion.

On December 19, 2012, Parliament approved an amendment extending the deadline for borrowers to take advantage of the bail-out with respect to foreign currency-denominated mortgages of mortgage debtors indebted in foreign currency. The amendment provides that debtors with less than 90 days’ delinquency are entitled to apply to enter the fixed-rate repayment schedule until March 29, 2013 instead of the original deadline of December 31, 2012. The contract setting out the terms of the mortgage loan granted by the mortgage bank to finance the difference between the actual and the fixed exchange rate will be subject to re-negotiation, subject to parameters under the law; the re-negotiation will not affect the state guarantee of the original loan.

On December 22, 2012, the Ministry for National Development issued a decree implementing the decision of the Government dated December 12, 2012 to decrease residential gas, electricity and public heating price levels by 10%. The decree entered into force on December 26, 2012.

As of December 28, 2012, Parliament amended the Act of Entry and Residence of Nationals from Third Countries and provided an authorization for Hungary to issue the so-called zero-coupon “Residence Bonds” with a face value of EUR250,000 to eligible companies chosen by Hungary, which may in turn issue securities which can be acquired and held for a minimum of five years by applicants in order to accelerate Hungarian residence permit applications.

On January 24, 2013, the European Commission launched an infringement procedure against the telecommunications tax imposed on calls via mobile phone and messages by sending a letter of formal notice to Hungary.

In January 2013, the MNE provided an estimate of the expected budgetary effects of the previously announced deficit reduction measures in light of the information available as of January 2013. The following table sets forth the expected effects of the measures:

	For the year ended December 31,
	2012	2013
	(in HUF billions)
Employment, social transfers and labor market	185.0	220.0
Pension system reform	32.9	48.9
Public transport	26.0	36.0
Higher education	12.0	38.0
Reform of drug subsidies	86.5	93.0
State and municipal funding (1)	109.9	325.1
Contributions to the fund established to reduce public debt (2)	116.0	221.0
Additional revenue from revenue- side measures of Széll Kálmán Plan 2.0	22.8	398.5
Total	591.1	1,380.5

Source: MNE

Notes:

(1)              Limit on local governments’ borrowing, rationalization of local and central administration, reduction in the size of the black economy, cut in public employment.

(2)              Electronic toll system, delay in some corporate income tax cuts.

On February 8, 2013, the Ministry of National Development submitted a bill on an amendment to the Act on the central budget of Hungary for the year 2013. According to such bill, the Hungarian state would guarantee the payment obligations owed by MVM Magyar Villamos Müvek Zrt. to E.ON SE under a contract for the sale of shares in each of E.ON Földgáz Trade Földgázkereskedö Zrt. and E.ON Földgáz Storage Földgáztároló Zrt., up to a maximum amount of EUR875 million. The Hungarian state would also guarantee the purchase of certain stocks related to the activities of these companies up to a maximum amount of HUF90 billion.

On March 13, 2013, a guarantee in the amount of HUF256 billion was provided by Hungary to Magyar Villamos Művek Zrt. in order to purchase two companies, E.ON Földgáz Trade Földgázkereskedõ Zrt. and E.ON Földgáz Storage Földgáztároló Zrt.

On March 13, 2013, a member of Fidesz submitted a Bill to Parliament, according to which the regulated price of certain public utility services, including gas, electricity and purchased heating will be decreased by 10% as compared to the prices as of December 1, 2012. The Bill was adopted by Parliament and the Act went into effect on May 10, 2013.

On May 7, 2013, the Ministry for National Economy published the preliminary general government deficit (excluding local governments) for the first four months of 2013, in accordance with GFS methodology. The deficit reached HUF528.6 billion.

On May 10, 2013, the Ministry for National Economy published measures to ensure lifting of the EC’s Excessive Deficit Procedure. In order to ensure that the Excessive Deficit Procedure is lifted, the Hungarian Government will freeze HUF92.9 billion in the 2013 budget. If the European Commission deems the freeze insufficient, the ongoing financing of major one-off government investments may also be suspended. If the two measures, together worth approximately HUF150 billion, still prove insufficient, the Government is ready to raise special taxes on banks, the income tax of energy suppliers and the financial transaction duty if needed.

The following table sets forth the announced measures and their effect on the deficit in HUF billions:

	Gross effect
	For the year ended December 31,
Measure	2013	2014
	(in HUF billions)
Freezing of funds at budgetary institutions and professional chapter- administered appropriations	68.9	68.9
Freezing of funds related to state assets	3.0	3.0
Obligation to improve balance at extra-budgetary state funds	14.5	14.5
Payment obligation of the Hungarian Financial Supervisory Authority	1.5	1.5
Obligation of higher reserves at budgetary chapters not under Government control, lower subsidies for media services	5.0	5.0
Nominal freezing of cash benefits	—	20.0
Modification of work and disbursement schedule for state investments and renovations; cutting back of informatics and information-communication expenditures; lower subsidies for business organizations	—	60.0
Adjustments, total	92.9	172.9

Source: MNE

On May 29, 2013, the European Commission proposed the termination of the Excessive Deficit Procedure launched against Hungary. Subsequently, on June 21, 2013, the ECOFIN (Economic and Financial Affairs Council, the Council of the European Union consisting of Economic and Financial Ministers of the member states of the European Union) approved the proposal.

On June, 17, 2013, the Government announced additional deficit contracting measures to prevent the re-launching of the recently terminated Excessive Deficit Procedure against Hungary. The following measures were announced:

•                       increase of financial transaction duty; in case of cash withdrawals, the duty is increased from 0.3% to 0.6% and the cap is eliminated, in case of other transactions, the duty is increased from 0.2% to 0.3% and the cap is intact;

•                       increase of telecommunication services tax from HUF2 to HUF3 in case of corporate clients; the monthly cap is increased from HUF2,500 to HUF5,000;

•                       mine rents paid by entrepreneurs engaged in mining exploitation and geothermic energy production is increased from 12% to 16%;

•                       6% health care contribution is levied on interest incomes, which is payable beside the personal income tax; and

•                       7% levy on local government debt assumed and repaid by the central government.

The estimated effect of these measures equal HUF110-120 billion.

On June 27, 2013, Parliament approved the first four measures; the fifth measure, the 7% levy on assumed debt, was cancelled. In addition, credit institutions are obligated to pay an additional 208% of the financial transaction levy paid in the first four months of 2013. The tax changes entered into force on August 1, 2013.

Central Government Budget

The following table sets forth information concerning central government revenues and expenditures for the final budget for the years 2008, 2009, 2010, 2011 and 2012, and the planned and expected budgets for 2013:

Central Government Revenues and Expenditures(1)

	Revenues and expenditures of the central budget for the year ended December 31,
	2008	2009	2010	2011	2012	2013	2013
	Final					Planned	Expected
	(HUF billions)
Revenues
Payments of Economic Units
Corporate taxes (including financial institutions)	699.9	597.2	343.9	352.0	390.0	477.2	463.9
DPTT	38.8	26.6	108.9	111.5	103.6	95.0	90.0
Gambling tax	72.7	66.7	53.4	51.6	52.4	47.0	42.0
Eco tax	25.2	23.9	23.5	23.5	24.1	26.0	25.5
Simplified business tax	166.5	169.7	181.9	172.3	146.5	108.1	112.0
Tax of small enterprises	—	—	—	—	—	130.2	12.9
Itemized tax of small taxpayers	—	—	—	—	—	74.3	31.2
Tax on public works	—	—	—	—	—	60.0	55.0
Other central payments	139.2	111.6	44.1	108.6	172.0	251.0	246.0
Other payments	30.1	21.7	36.3	32.0	18.0	33.5	25.0
Surtax on Financial Institutions	0.0	0.0	182.3	186.5	84.9	144.0	144.0
Surtax on Retail, Telecommunications and Energy Sectors	0.0	0.0	151.7	171.9	165.6	5.0	10.0
Total	1,172.4	1,017.5	1,125.8	1,209.9	1,157.2	1,451.3	1,257.5
Taxes on Consumption
Value added tax	2,114.1	2,168.5	2,313.6	2,219.5	2,747.4	2,953.2	2,889.9
Excises	929.7	902.4	886.6	909.6	943.1	961.1	961.1
Financial transaction duty	—	—	—	—	—	301.1	233.7
Public health production tax	—	—	—	3.3	0.0	0.0	0.0
Insurance tax	—	—	—	—	—	27.5	27.5
Telecom levy	—	—	—	—	12.2	44.0	44.0
Total	3,043.8	3,070.9	3,200.1	3,132.3	3,702.7	4,286.9	4,156.2
Payments of Households
Gross PIT revenues	1,998.9	1,874.2	1,767.9	1,382.8	1,498.4	1,501.6	1,501.6
PIT revenues of central budget(1)	1,884.6	1,744.4	1,632.0	1,256.4	1,385.3	1,501.6	1,501.6
Private persons’ special tax	27.6	25.5	6.1	0.3	0.0	0.0	0.0
Tax payments	5.8	8.3	3.0	0.2	0.2	0.2	0.2
Fees	131.0	112.2	83.5	75.3	109.6	111.0	111.0
Vehicle tax	—	—	—	—	—	44.1	44.1
Other revenues	—	—	—	3.7	1.2	0.9	0.9
Total	2,163.3	2,020.2	1,860.5	1,462.3	1,609.4	1,657.8	1,657.8
Central Budgetary Institutions and Chapter Administered Appropriations
Revenue of the central budgetary institutions	778.2	794.2	890.6	925.7	1,397.5	1,041.9	1,511.9
Own revenues of chapter administered professional appropriations	144.5	227.9	165.3	353.8	129.3	22.8	47.7
EU support of chapter administered professional appropriations	329.0	602.7	814.0	890.1	1,076.8	1,424.6	1,369.9
Total	1,251.7	1,624.8	1,869.9	2,169.6	2,603.6	2,489.2	2,929.5
Payments of central budgetary institutions	94.4	65.5	57.3	45.5	41.0	73.8	70.8
Contribution to national social fund					17.7	0.0	0.0
Payments of local governments	17.0	14.9	11.6	7.2	9.3	11.6	0.0
Payments of extra budgetary and social security funds	143.4	146.1	8.0	0.0	0.0	10.0	10.0
Revenues of international transactions	1.5	2.1	1.3	4.2	0.4	8.2	8.2

	Revenues and expenditures of the central budget for the year ended December 31,
	2008	2009	2010	2011	2012	2013	2013
	Final					Planned	Expected
	(HUF billions)
Payments related to state property	71.7	143.4	71.0	40.0	69.8	116.0	116.0
Other revenues	47.7	39.9	125.2	39.5	25.8	6.4	15.0
Revenues related to debt service	9.7	0.1	0.0	0.0	0.0	0.0	0.0
Lump sum cash flow facility from EU	51.1	28.7	(8.7)	22.9	11.6	16.7	22.4
Customs and import duties	9.8	8.2	8.6	9.6	9.2	9.6	9.3
Pension reform and debt reduction fund	0.0	0.0	0.0	95.6	0.0	0.0	0.0
Total revenues(2)	8,077.3	8,182.0	8,330.7	8,238.7	—	10,137.6	10,252.7
Interest revenues	82.0	142.3	130.5	103.5	—	93.2	117.3
Total revenues(3)	8,159.3	8,324.2	8,461.1	8,342.2	—	10,230.9	10,370.0
Expenditures
Subsidiaries to economic units	203.1	178.6	201.4	212.0	259.5	268.7	270.5
Support to the media	51.3	53.7	45.8	53.7	61.8	68.6	68.6
Consumer price subsidy	107.6	107.4	107.3	108.3	96.9	93.0	93.0
Housing grants	185.6	199.3	147.4	129.1	124.0	201.5	155.0
Family Benefits Social Subsidiaries
Family benefits	503.0	464.6	461.5	454.9	445.9	452.5	451.5
Income supplement benefits	156.6	149.9	144.1	136.6	62.6	63.7	64.2
Underage benefits	—	—	—	—	280.0	283.4	248.4
Other specific subsidies	26.3	26.5	26.8	27.5	28.5	30.0	28.0
Total	685.9	641.0	632.4	618.9	817.0	829.6	792.1
Central Budgetary Institutions and Chapter Administered Appropriations
Expenditures of central budgetary institutions	2,348.9	2,239.2	2,371.7	2,521.0	2,920.3	2,968.3	3,569.3
Chapter administered professional appropriations	1,647.0	1,808.0	1,833.1	2,209.7	2,146.9	2,431.7	2,530.8
Central investment	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Chapter balance reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	3,995.8	4,047.2	4,204.8	4,730.7	5,067.2	5,400.0	6,100.1
Support to political parties and other civil organizations	5.2	5.3	5.0	3.8	3.8	3.8	3.8
Transfer to social security funds	835.0	913.8	1,147.5	637.8	690.9	1,066.5	1,069.5
Transfer to Local Governments
Direct transfer from the budget	1,295.3	1,178.6	1,123.5	1,069.2	1,027.3	636.4	684.9
Yielded PIT revenues	114.2	129.9	135.9	126.4	113.1	0.0	0.0
Total	1,409.5	1,308.5	1,259.4	1,195.6	1,140.4	636.4	684.9
Transfer to extra budgetary funds	32.8	40.6	17.6	89.1	94.6	126.6	136.6
Expenditures of international transactions	14.2	9.5	2.6	0.9	2.4	13.5	13.9
Debt service-related expenditures	20.6	18.4	9.9	11.8	15.8	15.1	45.1
Other expenditures	26.1	22.6	29.4	14.7	16.2	19.9	18.9
Reserves	—	—	—	—	—	599.5	171.5
Extraordinary expenditures	16.0	16.9	9.2	266.0	9.0	4.0	2.1
Government guarantees redeemed	17.1	20.4	33.5	29.4	40.8	30.2	30.2
Contribution to EU budget	210.6	223.7	230.2	233.0	234.9	277.0	277.0
Expenditures related to state property	67.0	99.3	95.4	633.3	137.4	174.1	185.0
Interest payments	1,133.5	1,161.8	1,136.4	1,101.1	1,202.4	1,237.2	1,230.1
Total expenditures	9,017.0	9,068.0	9,315.1	10,069.3	10,014.8	11,065.3	11,348.0

Source: MNE

Notes:

(1)              The PIT share to local governments will be reduced from 40% to 8% in 2012; base corrections between 2007 and 2011: the yearly differences have been moved from own revenues into subsidies.

(2)              Excluding interest revenues.

(3)              Including interest revenues.

Central Government Budget Process

The Ministry for National Economy is responsible for preparing the central government budget on a calendar year basis for the Government. The Government submits the central government budget to Parliament for consideration and ultimate approval. The annual central government budget for each coming year is supposed to be approved prior to the beginning of the relevant year. If Parliament does not approve the budget by such time, the Government is obligated to propose an interim central government budget without delay. If the central government budget is not approved by Parliament either, the Government is entitled to collect revenues due to the central government budget in accordance with the laws then in force and to make expenditures in line with the central government budget for the preceding calendar year.

Within eight months of the end of each calendar year, the final accounts for the preceding year are compiled by the Government and are submitted to Parliament for final approval.

The major components of revenue under the central government budget comprise taxes imposed on consumption (including VAT), enterprise taxes and taxes on households (primarily personal income taxes). The major expenditure items of the central government budget comprise debt service and transfers to the social security funds, budgetary institutions, local governments and extra-budgetary funds.

Roles of the Ministry for National Economy, the Hungarian State Treasury and the Government Debt Management Agency

As of May 29, 2010, the Ministry for National Economy assumed responsibility from the Ministry of Finance of supplying information to support the Government’s decision-making and for co-ordinating issues falling within the Government’s scope of authority in relation to public finances. See “Hungary — Political System — Government.” Specific responsibilities include the preparation of the Bill on the final accounts of the central government and the central government budget, which is presented to Parliament each calendar year.

The Ministry for National Economy is required to ensure the execution of the central budget, the solvency of the central government, the financing of the central government and the recording of government debt, including guarantees granted and sureties undertaken by the Government, and loans and claims of the central government. These tasks are executed through the Treasury, and debt and liquidity management tasks are carried out by Államadósság Kezelő Központ Zártkörűen Működő Részvénytársaság, a special government debt management agency (the Government Debt Management Agency Private Company Limited by Shares or “GDMA Pte Ltd.”).

The Treasury was established on January 1, 1996 as a central budgetary organization. The legal and professional supervision of the Treasury is performed by the Ministry for National Economy. Within its budget execution responsibilities, the Treasury’s main task is the management of budget appropriations and government cash flows and the determination of the daily financing needs of the central government. The management of budget appropriations includes the registration of annual appropriations, the monitoring of their changes and the right to authorize payments from appropriated amounts.

The cash management duties of the Treasury include account management for the budgetary institutions, which, in accordance with the Act on Public Finances, are obligated to keep their accounts with the Treasury. The Treasury administers the Single Treasury Account, which is the cash account of the Treasury held at the NBH.

The Treasury’s responsibilities also include the provision of funds for public investments, the transfer of contributions and subsidies to municipalities, and the management and collection of loans and other claims of the central government.

The Government’s borrowing needs are financed by the GDMA Pte Ltd. The Finance Minister established the GDMA Pte Ltd. in order to concentrate debt management functions into one organization. Accordingly, the GDMA Pte Ltd. manages, renews and records the forint and foreign exchange debt of the central government and, pursuant to the amendment of the Public Financing Act of 2003, manages the liquidity of the Single Treasury Account. For purposes of liquidity management, the GDMA Pte Ltd. introduced new secondary market operations (such as repurchase transactions on the domestic securities market).

In the domestic market, the responsibilities of the GDMA Pte Ltd. include the administration of auctions and subscriptions, and the development of the institutional framework and structure of government securities markets. Further, the GDMA Pte Ltd. provides easily accessible, up-to-date information on the government securities markets and on financing of Hungary’s borrowing needs in order to encourage transparency. With respect to foreign debt management, the GDMA Pte Ltd. acts in the name of Hungary in raising funds, manages the foreign exchange debt of the central government, ensures promptness and accuracy in respect of debt service payments and effects hedging transactions to reduce risks.

Taxation

The current Hungarian taxation system was introduced in 1988. The most important elements of the Hungarian tax system are corporate profit tax, personal income tax, value added tax, excise duty and local taxes. The Hungarian tax system has undergone moderate changes in recent years in an effort to improve competitiveness and to harmonize the Hungarian tax system with EU standards.

Hungarian tax law distinguishes between domestic and foreign taxpayers. The tax liability of a domestic taxpayer extends to income originating from both Hungary and abroad, while the tax liability of a non-Hungarian taxpayer is restricted to its Hungarian source of income as defined by the relevant Hungarian tax law and is also generally affected by the applicable double taxation treaty. Hungary has entered into a double taxation treaty with more than 60 countries, including almost all of the OECD countries. Of the OECD countries, Hungary does not have a double taxation treaty with New Zealand.

Hungary, like many developing countries, has a substantial “shadow” economy, which avoids paying taxes. However, such “shadow” economy has diminished in recent years, as evidenced by an increase in tax receipts that have outpaced GDP growth. Further improvement is expected as larger companies and multinational enterprises assume a greater role in the Hungarian economy.

Corporate Profit Tax and Corporate Dividend Tax

On January 1, 2010, the general corporate tax rate on profits increased from 16% to 19%, but taxpayers took advantage of certain tax preferences. On July 1, 2010, the availability of the 10% corporate tax rate for companies generating revenues of up to HUF50 million was expanded to apply to companies generating revenues of up to HUF500 million. Domestic entities receiving dividends are exempt from Hungarian dividend tax. Foreign entities receiving dividend, interest and royalties from local sources are not subject to withholding tax.

Personal Income Tax

Until 2005, Hungary had a three-tier graduated personal income tax rate structure with rates of 18%, 26% and 38%. On January 1, 2005, the second tier personal income tax rate (26%) was abolished. In January 1, 2006, the upper tier rate was reduced from 38% to 36%. In January 2009, the personal income tax base broadened, while the first-tier rate decreased from 18% to 17% and the upper tier rate decreased from 36% to 32%. On January 1, 2010, the tax bracket was increased from HUF1.9 million to HUF5 million and the basis of tax payment was simultaneously broadened.

On January 1, 2011, Hungary’s personal income tax rate structure was simplified with the introduction of a one-tier tax rate system, with a flat tax rate of 16% on personal income. However, a tax base supplement (super-grossing) had applied to annual income of above HUF2,424,000. As of January 1, 2013, such tax base supplement has been abolished, and, as a result, the proportionate, 16% flat-rate personal income taxation has been fully introduced. In line with abolishing the personal income tax base supplement, the cap on the amount of pension contribution payable by private individuals has also been removed. In addition, a family allowance was introduced. Based on the number of children in the household, the personal income tax paid by the employee could be reduced with the respective amount set forth in the following table:

HUF(1)
One child	10,000
Two children	10,000
Three or more children	33,333

Source: MNE

Note:

(1)              Per month per child.

Value Added Tax

On September 1, 2006, the 15% VAT rate (VAT rate lower than the standard rate imposed on certain items) was increased to 20%, while the standard VAT rate decreased from 25% to 20%, and the 5% rate on special needs items (e.g., medicine and books) remained unchanged. On July 1, 2009, the standard VAT rate was increased to 25%. A reduced 18% VAT rate was introduced with respect to certain basic food items. Currently, there is no tax imposed on some services (e.g., postal and financial services). The current Hungarian VAT system is fully harmonized with all relevant applicable EU Directives. The standard VAT rate was increased to 27% as of January 1, 2012.

Registration Tax

Registration tax has been levied on the registration of cars since February 2004; however, in line with a recent decision of the European Parliament, this tax will be abolished gradually by 2016.

Excise Tax

An excise duty is levied on the manufacturing, importing, warehousing, storage and distribution of mineral oils, alcoholic products, beer, wine, champagne, intermediary alcohol products and tobacco products. On January 1, 2010, excise duty levied on petrol and alcoholic beverages increased by 10% and on diesel by 7.6% and the minimum tax on cigarettes decreased by 8.3%. As of November 1, 2011, excise duty levied on gasoline increased by 13%, on alcohol spirits increased by 5% to 50%, on cigarettes increased by 8% and on tobacco increased by 12%.

Luxury Tax

In January 2006, the Government introduced a tax on the purchase of expensive residential buildings with a value in excess of HUF100 million. On December 17, 2008, the Constitutional Court of Hungary held the Act on Luxury Tax to be unconstitutional and set aside the regulation retroactively. On January 1, 2010, a new tax was levied on certain assets of high value (e.g., residential real property, watercraft, aircraft and high-performance cars). On January 28, 2010, the Constitutional Court of Hungary, in its final and non-appealable decision, ruled that such law imposing taxes on high-value residential real property is unconstitutional under the laws of Hungary due to uncertainties in assessing the market value of residential real property. The Constitutional Court did not overturn the tax on other high-value assets (e.g., watercraft, aircraft and high-performance cars). As of August 16, 2010, the tax on high-value assets (e.g., watercraft, aircraft and high-performance cars) was abolished by the Government.

Solidarity Surtax

As of January 1, 2010, the Government abolished the 4% solidarity surtax, which had been in effect since September 1, 2006 and was payable by entities subject to corporate tax and natural persons with incomes above a certain level.

Surtax on Financial Institutions

On July 22, 2010, Parliament adopted an Act imposing a special tax on financial institutions on their 2010 income or adjusted balance sheet as of December 31, 2009 or the sum of the net value of managed funds and other managed portfolio assets. Such surtax was levied for the year 2011 and was applicable to all financial institutions (both domestic and foreign) with at least one set of annual financial statements prepared by July 1, 2010, including banks, insurance companies and other financial sector enterprises (e.g., investment companies, stock exchanges, commodity exchange service providers, venture capital fund managers, and investment fund managers), including their branches. The Government instituted the financial institution surtax as a permanent tax.

The tax base and rate vary according to the type of institution as follows:

Type of Institution	Tax Base and Rate
Banks	0.15% of the adjusted balance sheet total up to HUF50 billion and 0.53%(1) of amounts in excess of such threshold
Insurance companies	— (2)(3)
Financial enterprises	6.5% of interest and 6.5% of fees and commission income
Investment companies	5.6% of the adjusted net income
Stock exchanges	5.6% of the adjusted net income
Commodity exchange service providers	5.6% of the adjusted net income
Venture capital fund managers	5.6% of the adjusted net income
Investment fund managers	0.028% of the sum of the net value of managed funds and other managed portfolio assets

Notes:

(1)              Until January 1, 2011, such tax rate was 0.5%.

(2)              In 2010, rate of surtax on insurance companies was 6.2%. In 2011 and 2012, such tax rate was replaced by a three-tier progressive tax rate structure with rates of 1.5%, 3.0% and 6.4%. The lowest tier extended up to HUF1 billion, the middle tier from HUF1 billion to HUF8 billion, and the highest rate on income exceeding HUF8 billion.

(3)              As of January 1, 2013, surtax on insurance companies has been abolished, and uniform insurance tax has been introduced.

According to the agreement concluded on December 15, 2011, the surtax imposed on credit institutions can be reduced by certain loss items arising from the fixed-rate repayment schedule.

Uniform Insurance Tax

On July 9, 2012, Parliament adopted the Act on Uniform Insurance Tax in order to decrease the number of taxes imposed on insurance companies at present. The tax base is the insurance fee. The rate of the tax is 15% in case of all-risk vehicle insurance fees and 10% in case of property and accident insurance fees. The amount of the tax shall be calculated, declared and paid by the insurance companies monthly. This Act went into effect on January 1, 2013, and with the introduction of this new type of tax, the surtax imposed on insurance companies and the fire protection contribution were abolished.

Surtax on Retail, Telecommunications and Energy Sectors

On October 20, 2010, Parliament adopted an Act approving a surtax on retail businesses, telecommunications companies and energy supply companies. Retail businesses are subject to a progressive tax at 0.1% on net sales revenues between HUF500 million and HUF30 billion, 0.4% between HUF30 billion and HUF100 billion, and 2.5% above that level. Telecommunication companies are subject to a 4.5% tax on annual net sales revenues between HUF500 million and HUF5 billion and 6.5% on the excess above HUF5 billion. Energy supply companies, which are already subject to a special surtax of 8% on adjusted net profits in addition to the standard corporate income tax rate, are now subject to an additional 0.3% tax on annual net sales revenues up to HUF5 billion and 1.05% on revenues exceeding HUF5 billion. These special taxes are to remain in effect for three years until October 2013.

Surtax on Certain Products Endangering Public Health

As of September 1, 2011, a new Act has gone into effect that introduces a surtax on certain products containing high levels of sugar or salt. Such surtax is imposed on the person or legal entity selling the product for the first time in Hungary (e.g., the Hungarian manufacturer or the importer). The rates of the surtax vary by the type of the product as follows:

Type of Product	Tax Rate
Soft drinks	HUF5 per liter
Energy drinks	HUF250 per liter
Pre-packaged product with high level of sugar	HUF100 per kilogram
Salted snacks (e.g., chips)	HUF200 per kilogram
Food flavoring mixes	HUF200 per kilogram

Financial Transaction Duty

After several amendments adopted by Parliament, the Act on Financial Transaction Duty went into effect as of January 1, 2013. The rate of duty is 0.2% of the transferred amount and 0.3% in case of cash withdrawals. The duty is payable by the entity providing the relevant payment service. The payable amount of the duty is capped at HUF6,000 per transaction. This cap is not applicable when the taxpayer is the Settlement Center of the Hungarian Post or the Hungarian Treasury, except that the duty payable with respect to each transaction at the Treasury involving the sale of government securities is also capped at HUF6,000. In accordance with the recommendation of the European Commission, the transactions of the National Bank of Hungary are not subject to this duty.

Certain Treasury transactions are not subject to the duty (such as payments related to social security contribution funds, payments and transfers related to EU subsidies and initiated from accounts held at the Treasury, transactions involving accounts of the National Tax and Customs Administration held at the Treasury, etc.). Certain intra-group financing-related and investment service provision-related payment transactions are also exempt.

As of August 1, 2013, the financial transaction duty was increased. In case of cash withdrawals, the duty is increased from 0.3% to 0.6% and the cap is eliminated; in case of other transactions, the duty was increased from 0.2% to 0.3% and the cap remains at HUF6,000.

Public Utility Tax

As of January 1, 2013, a new type of tax has been introduced on public utilities, such as cables (electricity, phone, television, internet) and pipelines (gas, water, conduit) laid above or underneath municipal areas. The entity owning the cable or pipeline pays this tax, except if the owner is the state or a local government, the tax shall be paid by the service provider. The tax base of this tax is the total length of cables and pipelines, and the payable tax is HUF125 per each meter of cable or pipeline.

In the case of telecommunication cables, a three-tier graduated tax relief is applicable, as follows:

• up to 170,000 meters	20% of the standard tax is payable
• between 170,000 and 250,000 meters	40% of the standard tax is payable
• between 250,000 and 300,000 meters	80% of the standard tax is payable

Low Tax-Bracket Enterprises and Small Enterprises Tax

As of January 1, 2013, new types of tax were introduced as part of the Job Protection Action Plan as options for low tax-bracket enterprises and small enterprises. One of these new options for small enterprises is a tax of 16% of a tax base, including a cash-flow based profit plus wages and salaries. Businesses opting for such tax shall be exempt from certain taxes applicable on wages and salaries. Low tax-bracket enterprises choosing the monthly payable flat rate tax shall be exempt from the payment of the main central taxes, such as corporate and dividend tax, personal income tax and social contributions.

Other Central Government Revenues

Customs duties are imposed on goods imported from outside the European Union in accordance with the EU customs code. The central government levies duties on the acquisition of real estate, cars and certain other products and also on certain administrative procedures.

Local Taxes

Local taxes vary between municipalities. Local governments are permitted to assess local business tax and various property taxes.

Social Security and Extra-Budgetary Funds

The social security funds consist of two funds: the pension fund and the health fund. The following table sets forth the revenues and expenditures for social security and certain extra-budgetary funds:

Social Security and Extra-Budgetary Funds, Revenues and Expenditures(1)

	For the year ended December 31,
	2007	2008	2009	2010	2011	2012	2013	2013
	Final						Planned	Expected
	(HUF billions)
Social Securities Fund
Revenues	4,318.7	4,302.8	4,128.9	4,299.6	4,451.7	4,510.6	4,651.6	4,827.4
Expenditures	4,291.1	4,370.3	4,285.6	4,394.9	4,535.3	4,628.1	4,651.6	4,662.6
Surplus (deficit)	27.6	(67.5)	(156.7)	(95.4)	(83.7)	(117.6)	—	164.8
Extra Budgetary Funds(2)
Revenues	459.5	485.4	465.2	407.7	428.8	508.4	431.4	451.9
Expenditures	396.6	457.2	496.5	347.9	359.6	378.2	438.7	453.6
Surplus (deficit)	62.9	28.2	(31.4)	59.8	69.2	130.1	(7.4)	(1.7)

Source: Ministry of Finance

Notes:

(1)              For methodological remarks on planned, expected, preliminary, fact and final budgets, see “Public Finance —Methodology.”

(2)              Currently, these funds consist of the Nuclear Fund, the National Employment Fund, the Wesselényi Miklós’ Flood and Inland Waters Compensation Fund, the Research and Development Fund, the National Cultural Fund, and the Bethlen Gábor Fund.

The contribution of the central government to the social security funds was HUF777.8 billion in 2007, HUF835.0 billion in 2008, HUF913.8 billion in 2009, HUF1,147.5 billion in 2010, HUF637.8 billion in 2011 and HUF690.9 billion in 2012. The contribution of the central government to the social security funds will be HUF1,066.5 billion in 2013 according to the planned budget.

Social Security System

Before the fall of communism in 1989, social security in Hungary was based on the principle of solidarity and risk sharing. The provision of social, health and pension benefits through collection and reallocation was carried out by the Government. Since the change of the political and economic system, self-provision (individual private savings) has been playing an increasingly important role in Hungary’s social security system. Currently, Hungarian citizens may affect the amount of the social security benefits they receive in the future by making voluntary payments into a private investment account or joining a voluntary pension fund. The Government provides social security benefits for those incapable of self-provision.

Health Care System

The Hungarian health care system is accessible to persons who have a Hungarian social security card and make mandatory contributions to the social security system. Three levels of health care are available and are expected to be utilized in the order of basic care to more extensive care. However, treatments may begin at a higher level of care if it would be more efficient. The first level of care is the basic health care provided by the family doctor, the second level consists of specialized consulting services in out-patient care, and the third level consists of in-patient care at a health care facility (e.g., hospital, clinic or sanatorium). However, disabled individuals are entitled to use ambulant services, receive sickness benefits and/or qualify for disability pensions. In addition to such disability benefits, disabled persons are entitled to additional financial and in-kind benefits, including, for instance, the right to use designated parking lots and receive financial assistance for travel.

Several changes to the health insurance system were implemented in recent years. For example, the amount of social security contributions increased; the availability of free or low-cost health care services for the indigent population was limited to the neediest; and household contribution towards the financing of health services increased. The number of days of sick payment paid by employers has generally decreased in recent years, but the contribution of the employer to the amount paid to the patient has increased. Prior to January 1, 2010, employers paid 5% of an employee’s income as a health care contribution and the employee contributed 6% of the employee’s income as a health care contribution. In addition, there was a fixed monthly health care contribution by employers of HUF1,950 per employee. On January 1, 2010, the contribution system was simplified. Until December 31, 2011, a 27% social security contribution consisted of a 24% pension insurance contribution and a 3% health insurance and employment market contribution. The requirement for contributions by employers, employees and entrepreneurs has been abolished. As of January 1, 2012, the 27% social security contribution has been abolished, and a 27% social contribution tax has been introduced, which shall be paid by the employer. As of January 1, 2012, a 8.5% health care contribution and employment market contribution is payable by the employee.

As of August 1, 2013, a health care contribution is levied on interest income as well. The contribution is 6% of the interest income paid on bank deposits and securities, excluding government debt securities denominated in forint and issued by a member state of the European Economic Area.

Pension System

In the course of the reform of the social security system, the pension system has undergone the most fundamental transformation over the last decade. The single-tier pension system was replaced by a three-tier system in 1998, pursuant to which, in addition to the pension contribution deducted from wages on a mandatory basis, private pension funds offer the possibility of self-provision. Furthermore, an employee had the possibility of joining a voluntary pension fund as well. The three pillars of this system were: compulsory state pensions; compulsory private pension funds; and voluntary private pension funds.

In November 2010, Parliament approved a pension reform legislation, with the ultimate goal of transforming the “three-pillar” system into a “two-pillar” system, which is closer to European practices. The “two-pillar” system would consist of the state-run compulsory pension and the voluntary private pension. Until January 31, 2011, individuals who were participants in the compulsory private pension system could opt to transfer their private pension to the state-run pension system or opt to remain in the private pension system, although the former option is encouraged through significant incentives. With regard to the latter option, the remaining participants will not receive further entitlement in the state-run pension system and, therefore with the exception of employees who have already had the minimum service time of at least 20 years of employment in the state-run pension system, will receive their pensions solely from their private pensions’ funds.

The objective of the pension reform is to address concerns with the three-pillar system. Under such system, pension liabilities have been increasingly affecting the budget and low net real returns on the compulsory private pensions pose a threat to future pension payments.

Under the “two-pillar” pension system, payments are made into the state pension fund or to a private pension fund selected by the employee. The total pension contribution equals 34% of an employee’s monthly salary (which is a slight increase from the 33.5% under the old system), out of which 10% (previously 9.5%) is paid by the employee and 24% by the employer. The employer’s contribution is paid into the state pension fund. If the employee opts to remain solely in a private pension fund, as of January 1, 2012, the employee’s 10% contribution will be transferred to the private pension fund selected by the employee. For employees solely participating in the state pension system, the entire 10% contribution would be applied to the state pension fund. Due to the transitional provisions of the pension reform legislation, employees’ contributions were transferred to the state pension fund during the period from November 1, 2010 to December 31, 2011, irrespective of employees’ selection between the state pension system and the private pension system. Such transitional suspension of contribution payments to private pension funds aimed to facilitate the correction of the annual budget and to keep the annual deficit target of 2010 and 2011.

The pension reform is expected to generate public revenue from two sources. First, the accumulated funds of individuals opting into the state pension system are expected to contribute to a significant decrease in the explicit public debt. Second, revenues received from future pension contributions is expected to help balance the state pension system in the long term.

Effective January 1, 2010, the retirement age for both women and men was raised to 62.5 years. Within the next six years, the retirement age will be gradually increased to 65 years. See “Public Finance — Budget Trends.” However, the positive effects of the pension reform on the general budget will not be apparent for at least 30 years because of delayed effectiveness.

On December 23, 2011, Parliament adopted the Act on Economic Stability of Hungary. According to the Act, the participants of private pension funds and their employers shall pay the 34% pension contribution to the state pension fund, and they will be entitled to receive 75% of their pension from the state pension fund. Based on such Act, the participants of private pension funds could opt to transfer their private pension to the state-run pension system until March 31, 2012, in order to receive their pensions solely from the state pension fund.

Sustainability of the Social Security System

Health Care System

Since 2002, the in-kind benefits of the health insurance system have generally increased faster than GDP. This was the result of the rapid dissemination of innovative drugs, wage adjustments for health care employees and the rapid increase of services. Due to the strict budgetary requirements in 2004, numerous short-term measures were adopted (including the freezing of pharmaceutical drug prices, digressive financing techniques and the introduction of cost-volume agreements) in order to help control the expenditures relating to the health care system.

In order to ease the burden of the state in the long-term in the financing of the health care system, the Government has started preparations for a financing reform of the health care system. The reform efforts will be aimed at curbing the expenditure growth and introducing cost-effective services by changing the financing and incentive mechanisms.

Pension System

According to demographic projections, the proportion of the population over the retirement age compared to the population of the working age will increase significantly in the next decades. The increase in the retirement age (see “Pension System”) and the increase in the employment rate may result in a temporary improvement, but will not be sufficient to overturn the long-term trend.

In response to these adverse demographic trends, the Government has taken certain steps to reform the pension system. Most importantly, these steps include (in addition to raising the retirement age) the introduction of mixed financing and the application of the so-called “Swiss indexation” (the pension will increase by the simple average of wage increases and inflation).

Local Government Finance

The following table sets forth the revenues and expenditures at the local government level for the years indicated for all the local governments:

Local Government Revenues and Expenditures

	For the year ended December 31,
	2007	2008	2009	2010	2011	2012	2013	2013
	Final						Planned	Expected
	(HUF billions)
Revenues
Own revenues(1)	1,079.1	1,210.7	1,251.8	1,234.4	1,360.3	1,296.1	1,067.0	1,046.1
Subsidies	1,251.9	1,295.3	1,178.6	1,123.5	1,069.2	1,027.3	636.4	684.9
Other revenues	725.8	737.5	692.0	808.6	899.8	473.0	619.8	603.3
Total revenues, GFS (excluding privatization)	3,056.8	3,243.5	3,122.4	3,166.5	3,329.4	2,796.4	2,323.2	2,334.4
Privatization revenues	23.9	24.7	4.1	7.0	2.6	1.6	2.7	2.7
Total revenues (including privatization)	3,080.7	3,268.2	3,126.5	3,173.5	3,332.0	2,798.0	2,325.9	2,337.1
Expenditures
Wages	1,477.9	1,502.7	1,407.9	1,388.6	1,286.6	1,025.9	624.0	634.1
Investments	583.7	550.6	573.6	694.1	605.2	525.4	645.8	598.0
Other expenditures	1,073.0	1,199.3	1,227.4	1,322.8	1,296.7	1,156.3	1,071.1	1,065.0
Total expenditures	3,134.6	3,252.6	3,208.9	3,405.5	3,188.5	2,707.6	2,340.9	2,297.1
Surplus (deficit), GFS (excluding privatization)	(77.8)	(9.1)	(86.5)	(239.0)	140.9	88.8	(17.7)	37.3
Surplus (deficit) (including privatization)	(53.9)	15.6	(82.4)	(232.0)	143.5	90.4	(15.0)	40.0

Source: Ministry for National Economy

Note:

(1)              GFS excludes privatization revenues.

The municipalities are to a large extent autonomous, according to the Hungarian Constitution and the Local Government Act. However, the Government must take the local government deficit into account when preparing and implementing the central government budget and other parts of the public budget, over which the Government and Parliament have more direct control. Parliament can, nevertheless, influence the financial situation of local governments through the volume of budget grants (transfers) and the tax-sharing system. The debt management and debt financing of municipalities was restricted as of January 1, 2012. See “Political System — Local Government.” During 2012, the revenues of the local governments amounted to HUF2,798.0 billion, and the expenditures amounted to HUF2,707.6 billion, and thus the fiscal balance of the local governments amounted to a surplus of HUF88.8 billion for 2012.

EU Net Position

The following table sets forth certain information with respect to the budgetary relations between Hungary and the EU:

Budgeted Financial Flows between Hungary and the EU Budget between 2008 and 2012

	For the year ended December 31,
	2008	2009	2010	2011	2012
	(HUF millions, current prices)
EU resources appearing in the Hungarian budget	380,107.6	631,412.0	805,243.9	913,026.3	1,088,547.8
National contribution (co-financing of projects)	139,991.4	226,505.6	226,759.1	400,948.5	278,359.5
EU resources out of the Hungarian budget (mainly agricultural subsidies)	203,796.7	320,133.1	297,160.7	197,852.9	346,960.4
National contribution to the EU Budget	210,581.0	223,657.8	230,186.7	233,047.6	234,857.6

Source: Ministry for National Economy

Certain EU funds are only available for certain projects if Hungary contributes a specified percentage amount towards such project. In addition, EU funds that are not used for their designated purpose in a given year are lost and cannot be carried over to a subsequent year.

The EU Commission has criticized Hungary’s high budget deficit several times in recent years, following Hungary’s failure to reach its targets for reducing its budget deficit. In December 2004, the EU Commission stated that Hungary was the only country among the 10 new member states at such time not to take effective action to curb its large budget deficit. In 2004, the EU Commission initiated a so-called “excessive deficit procedure” against Hungary for failing to achieve these targets. Since Hungary is not yet a member of the Eurozone, the last two steps of the Excessive Deficit Procedure that would impose penalty payments on Hungary do not apply. However, the non-compliance with the recommendations could result in the freezing of some EU subsidies, although there is no precedent for such penalties being levied by the EU in the past.

Medium-Term Fiscal Program and the Convergence Program

Hungary’s economic policy targets are set out in a Convergence Report submitted annually to the European Commission. The report discusses Hungary’s policy goals for achieving the criteria set by the European Commission to attain membership in the Eurozone. The European Commission regularly evaluates the Convergence Reports, including the economic targets and the achievement of such targets.

Under the EU legislation, prior to adopting the Euro, Hungary is required to have fulfilled the following convergence criteria (the “Maastricht Criteria”):

•                       price stability — maintain a sustainable price performance and achieve an average rate of inflation (measured over a period of one year before the examination) that does not exceed by more than 1.5% the average rate of inflation of the three member states which perform the best in terms of price stability;

•                       long-term interest rates — achieve an average nominal long-term interest rate (measured over a period of one year before the examination) that does not exceed by more than 2% that of the three best-performing EU Member States in terms of price stability;

•                       the Government budgetary position — achieve a ratio of planned or actual government deficit to GDP that does not exceed 3%, unless either (i) the ratio has declined substantially and continuously and reached a level that comes close to the reference value or (ii) the excess of the reference value is only exceptional and temporary and the ratio remains close to the reference value;

•                       government debt — achieve a ratio of government debt to GDP that does not exceed 60%, unless the ratio is sufficiently diminishing and approaching the reference value at a satisfactory pace; and

•                       exchange rate — participate for at least two years in the Exchange Rate Mechanism (“ERM II”) and observe the normal fluctuation margins close to central parity provided for by the mechanism for at least two years.

The convergence required for entering the Eurozone is formally assessed annually and the final decision is subsequently made by a summit of EU Member States acting on the recommendation of the ECOFIN Council.

On April 16, 2013, the Ministry for National Economy published an updated version of Hungary’s Convergence Program. According to the Convergence Program published on April 16, 2013, the Government expected the budget deficit to GDP ratio (according to ESA methodology) to shrink to 2.7% in 2013, 2.7% in 2014, 2.2% in 2015 and 1.3% in 2016. The public debt to GDP ratio (according to ESA methodology) was projected to fall to 78.1% in 2013, 77.2% in 2014, 76.1% in 2015 and 73.4% in 2016. The Government planned to change the total revenue-to-GDP ratio from 46.5% in 2012 to 46.9% in 2013, 47.1% in 2014, 46.8% in 2015 and 43.1% in 2016, and to change the total expenditures-to-GDP ratio from 48.5% in 2012 to 49.6% in 2013, 49.8% in 2014, 49.0% in 2015 and 44.4% in 2016. Hungarian public finance is closely monitored on a quarterly basis by the IMF and the EU in connection with the financial assistance package provided to Hungary by such organizations. See “Future Economic Plan” and “National Debt — Relations with Multilateral Financial Institutions — The IMF, the EU and the World Bank.”

Future Economic Plan

In April 2013, the Ministry for National Economy revised the macroeconomic outlook. According to the latest Convergence Program, the main goals of the Government are the following:

•                       Stop and reverse the increasing amount of the public debt.

•                       Reduce the high amount of external debt, which was a major factor causing the financial vulnerability of Hungary.

•                       Increase the employment rate.

•                       Reverse the trend of deteriorating competitiveness of the Hungarian economy and of the decelerating growth rate of the potential GDP.

Following the latest Convergence Program, the Government revised its macroeconomic forecast as follows:

•                       In 2013, the GDP growth rate is projected to reach 0.7%.  From 2014, while the GDP growth rate is likely to accelerate, the drivers of growth will also become more balanced; on the one hand, strengthening external demand will boost the volume of exports and on the other hand, as the economic climate improves, the growth in real household income, the slow-down of deleveraging and the higher consumption as a result of the lower rate of precautionary saving by households will increase domestic demand. Furthermore, the lower interest rate environment stimulates consumption. Investment growth will be promoted by the pro-borrowing effect of lower interest rates as well as the cleansing of corporate balance sheets. GDP growth rates will likely reach 1.9% in 2014, 2.3% in 2015 and 2.5% in 2016.

•                       In 2013, inflation will likely reach 3.1% partially as a result of one-off measures. As the one-off measures phase out, inflation in 2014 is likely to be slightly higher than in 2013, likely reaching 3.2%, with GDP growth accelerating and the output gap (the difference between actual and potential GDP) narrowing. Following 2014, price increases consistent with the medium-term inflation target (3%) of the MNB are projected.

•                       Household consumption growth is expected to remain positive in 2013, increasing by 0.1%, and is likely to increase by 1.8% in each of 2014, 2015 and 2016.

•                       After the 0.2% projected decrease in investments in 2013, the Government expects investments to rise by 1.3% in 2014, 3.5% in 2015 and 3.5% in 2016.

•                       Our external position will remain strongly positive; from 2014, concurrent with the strengthening external demand, export growth is expected to accelerate. In 2013, exports will grow by 3.3% and imports will grow by only 2.7%. In 2014, 2015 and 2016 exports will grow by 5.8%, 6.1% and 6.1%, respectively, exceeding the growth of the import rate.

•                       Labor market conditions are expected to improve further; from 2014, as the external and domestic economic environment and corporate profitability improve, wages may grow at a rate in excess of the rate of consumer price increase and employment is also expected to increase.

NATIONAL DEBT

General Information

Traditionally, the NBH was the primary entity through which Hungary borrowed money in foreign currencies. Pursuant to the 1997 amendment to the National Bank Act, the NBH may now only incur foreign currency debt for its own purposes, and all foreign currency borrowings and debt security issuances for the central budget must be made directly by Hungary. In such respect, as of May 29, 2010, the Ministry for National Economy acts on behalf of Hungary (prior thereto, the Ministry of Finance had such responsibility). In turn, the Ministry for National Economy has delegated these debt management functions to the GDMA Pte Ltd., which was part of the Treasury until 2001, but thereafter became a separate legal entity. Since January 1, 1999, foreign currency debt issuances have been arranged by the GDMA Pte Ltd. See “Public Finance — Central Government Budget — Roles of the Ministry for National Economy, the Hungarian State Treasury and the Government Debt Management Agency.”

The NBH has remained the legal or named obligor on the outstanding foreign currency debt incurred prior to January 1, 1999. The majority of the interest rate and exchange rate risks associated with these debts and any related swaps, however, have been effectively transferred to Hungary pursuant to a series of transfer agreements, whereby Hungary has essentially agreed to pay the NBH sufficient funds to cover these obligations. Following this transfer of risk, Hungary entered into a number of swap agreements to match the currency profile of this debt portfolio to that of the currency basket (100% euro since January 2000) upon which the forint is pegged. Since January 1997, the NBH has acted as an agent role on the basis of an agency agreement, which was entered into by the NBH and Hungary, as permitted by the amended National Bank Act. The NBH was an agent of Hungary for the purposes of obtaining foreign loans and issuing securities abroad until the end of 2005.

Because of this history, all references to public debt include the debt of Hungary and the NBH. Public debt also includes the debt of the social security and other extra-budgetary funds, but does not include local government debt. External public debt refers to public debt that is denominated in a foreign currency and almost always owed to a non-Hungarian party. Internal public debt refers to public debt denominated in forint and typically owed to parties within the country. Gross external debt refers to all of the foreign currency denominated debt owed by Hungarian persons and both public and private entities to non-resident creditors. Loans between the NBH and Hungary relating to external borrowings originally made by the NBH were not added for the purposes of calculating public debt figures, to avoid double counting.

Public Debt

The following table sets out certain statistics regarding Hungarian public debt for the years indicated:

	For the year ended December 31,(1)
	2008	2009	2010	2011	2012(2)
	(HUF billions, except for percentages)
Internal Public Debt	11,250.6	10,476.2	10,978.2	10,362.2	12,042.4
% of Nominal GDP	42.4%	40.9%	41.4%	37.5%	42.9%
External Public Debt	6,774.8	8,468.5	8,842.8	10,170.4	8,326.6
% of Nominal GDP	25.5%	33.0%	33.4%	36.8%	29.7%
Other Liabilities(3)	78.5	20.1	220.0	422.9	351.1
Total Public Debt	18,103.9	18,964.9	20,041.0	20,955.5	20,720.1
% of Nominal GDP	68.2%	74.0%	75.6%	75.8%	73.9%
Nominal GDP	26,543	25,626	26,513	27,635	28,048

Source: GDMA Pte Ltd.

Notes:

(1)               This table shows the public debt of Hungary from the perspective of the economic obligations of the central government. Financial derivatives and mark-to-market deposits from 2005 are included. In this table, external debt refers to government obligations denominated in foreign currency, while internal debt refers to obligations denominated in local currency.

(2)               Preliminary data as at October 15, 2013.

(3)               Including a special item in connection with a debt assumption in 2006.

Although the central government’s gross debt to GDP ratio decreased substantially between 1996 and 2001 as a result of a primary budget surplus, the debt redemption effected from privatization proceeds and significant real GDP growth, this trend has reversed since 2002. In 2002, 2003 and 2004, the central government gross debt to GDP ratio grew due to the expansionary fiscal policy. The fiscal restrictions introduced by the Minister of Finance in 2006 were set to diminish the budget deficit and thus reduce the central government gross debt to GDP ratio. The total central government debt totaled HUF18,964.9 billion at the end of 2009, showing an increase of 4.8% in nominal terms compared to HUF18,103.9 billion at the end of 2008, which was partly as a result of draw-downs from the financial assistance package. The government gross debt to GDP ratio in 2009 was 74.0%, as compared to 68.2% as at the end of 2008. The government gross debt to GDP ratio increased slightly to 75.6% in 2010, and to 75.8% in 2011.

The central government debt totaled HUF20,720.1 billion at the end of December 2012, showing a decrease of 1.1% in nominal terms compared to HUF20,955.5 billion at the end of 2011. The government gross debt to GDP ratio at the end of December 2012 was 73.9%, as compared to 75.8% as at the end of 2011.

On March 14, 2008, Standard & Poor’s Ratings Services (“S&P”) changed its long-term foreign currency and local currency debt outlook of Hungary from “stable” to “negative,” but the rating remained “BBB+.”

On October 15, 2008, S&P put the sovereign credit rating of Hungary on the negative watch list.

On October 17, 2008, Fitch Ratings Ltd. (“Fitch”) changed its foreign currency and local currency sovereign credit ratings outlook of Hungary from “stable” to “negative,” but affirmed its rating of “BBB+.”

On November 7, 2008, Moody’s Investors Service, Inc. (“Moody’s”) lowered its local and foreign currency government bond ratings and the country ceiling for foreign currency bank deposits of Hungary from “A2” to “A3” with a “negative” outlook.

On November 10, 2008, Fitch changed its foreign currency and local currency sovereign credit ratings of Hungary to “BBB” and “BBB+,” respectively, carrying a “stable” outlook.

On November 17, 2008, S&P changed its long-term foreign currency and local currency debt rating of Hungary from “BBB+” to “BBB,” with a “negative” outlook.

On March 2, 2009, Fitch changed its foreign currency and local currency sovereign credit ratings outlook of Hungary from “stable” to “negative.”

On March 30, 2009, S&P changed its long-term foreign currency and local currency debt rating of Hungary from “BBB” to “BBB-,” with a “negative” outlook.

On March 31, 2009, Moody’s changed its long-term foreign and local currency debt rating of Hungary from “A3” to “Baa1,” with a “negative” outlook.

On October 2, 2009, S&P revised its “negative” outlook to “stable” while it affirmed a debt rating of “BBB-” for the long-term foreign currency and local currency.

On December 6, 2010, Moody’s changed its long-term foreign and local currency debt rating of Hungary from “Baa1” to “Baa3,” with a “negative” outlook.

On December 23, 2010, Fitch changed its foreign currency sovereign credit ratings of Hungary from “BBB” to “BBB-,” carrying a “negative” outlook.

On June 6, 2011, Fitch changed the outlook on Hungary’s foreign and local currency sovereign credit ratings from “negative” to “stable,” while affirming the long-term foreign and local currency rating at “BBB-” and “BBB,” respectively.

On November 11, 2011, Fitch changed the outlook on Hungary’s foreign and local currency sovereign credit ratings from “stable” to “negative,” while affirming the long-term foreign and local currency rating at “BBB-” and “BBB,” respectively.

On November 11, 2011, S&P placed its “BBB-/A-3” foreign and local currency credit ratings on Hungary on CreditWatch with negative implications.

On November 24, 2011, Moody’s downgraded Hungary’s foreign and local currency credit ratings to “Ba” from “Baa3” and maintained the “negative” outlook.

On December 21, 2011, S&P lowered its long- and short-term foreign and local currency sovereign credit ratings on Hungary to “BB+/B” from “BBB-/A-3.” The outlook remained “negative.”

On January 9, 2012, Fitch downgraded the long-term foreign and local currency ratings of Hungary to “BB+” and “BBB-,” respectively. The outlook remained “negative.”

On November 23, 2012, S&P lowered its long-term foreign and local currency sovereign credit ratings on Hungary to “BB” from “BB+.” The outlook was revised to “stable.” The foreign and local currency short-term ratings were affirmed at “B.”

On December 20, 2012, Fitch revised the outlook on Hungary’s ratings to “stable” from “negative.” The agency also affirmed Hungary’s long-term foreign and local currency ratings at “BB+” and “BBB-,” respectively.

On March 21, 2013, S&P revised the outlook on the “BB” rating assigned to the government debt of Hungary from “stable” to “negative.” The ratings were unchanged.

External Public Debt

The following table sets forth the external public debt as of December 31, 2012 by category and by currency:

U.S. Underwriter	Amount(1)
	(EUR millions)
By Category (financial derivatives are excluded):
Bank loans (including bank to bank and syndicated loans)	1,492
Bonds & FRN	17,332
Loans from multilateral financial institutions (e.g., IMF and World Bank)	11,244
Total	30,068
By Currency (financial derivatives are included):	(%	)
Euro	93
Swiss franc	1
U.S. dollar	0
British pound	0
SDR	6
Total	100
By Currency (financial derivatives are excluded):	(%	)
Euro	56
JPY	2
U.S. dollar	20
Swiss franc	2
British pound	6
SDR	14
Total	100

Source: GDMA Pte Ltd.

Note:

(1)               Debt liabilities of the government sector that are not HUF-denominated (including mark-to-market deposits).

External Public Debt Service and Schedule of Payments

Neither Hungary nor the NBH has ever defaulted on the payment of the principal of, or premium or interest on, any debt obligation issued by it.

The following table sets forth the schedule of payments on external public debt as of June 30, 2013:

Schedule of Payments on External Public Debt as of June 30, 2013(1)

Date of maturity	Total	Central bank and general government	Central bank	General government	Forint denominated bonds	Other monetary institutions and other sectors	Other monetary institutions	Other sectors
	(In EUR millions)
Third quarter 2013	1 991	1 149	183	966	0	843	577	265
Fourth quarter 2013	3 272	1 565	249	1 317	317	1 707	1 313	394
2013	5 264	2 714	431	2 283	317	2 549	1 890	660
First quarter 2014	2 730	2 053	183	1 871	742	676	434	243
Second quarter 2014	2 481	976	183	794	0	1 504	1 168	336
Third quarter 2014	3 672	2 992	0	2 992	1 445	681	486	195
Fourth quarter 2014	4 589	2 376	0	2 376	0	2 213	847	1 366
2014	13 472	8 397	365	8 032	2 187	5 074	2 934	2 140
2015	7 698	4 145	43	4 101	2 629	3 553	1 777	1 776
2016	9 886	6 145	0	6 145	2 168	3 741	1 600	2 141
2017	8 944	5 879	0	5 879	3 651	3 065	997	2 068
2018	4 998	3 371	0	3 371	560	1 627	1 079	547
2019	3 410	2 360	0	2 360	1 167	1 050	685	365
2020	5 033	3 985	0	3 985	1 110	1 048	638	409
2021	4 320	2 853	0	2 853	0	1 467	1 046	421
2022	2 016	1 526	0	1 526	1 056	491	253	237
2023	2 767	2 250	0	2 250	543	517	287	230
After	5 590	3 329	0	3 329	142	2 261	709	1 552
Total	73 396	46 953	840	46 113	15 530	26 443	13 896	12 547

Source: NBH

Note:

(1)               Excluding: direct investment, other capital.

Internal Public Debt

As of December 31, 2012, Hungary’s total internal public debt, including the social security and extra-budgetary funds, was HUF12,042.4 billion. As of December 31, 2012, almost all of the Government’s internal debt represented either treasury bills or bonds (with 4.5% of the Government’s internal debt consisting of loans from EIB and CEB).

Within the total HUF-denominated government debt, publicly issued government securities have been playing a predominant role. Raising public funds on the domestic market depends to a large degree upon the issuance of government bonds. Of the total amount of outstanding publicly issued HUF-denominated government securities, government bonds accounted for approximately 74% as of the end of December 2012.

Hungary’s policy is to finance budget deficits partly with internal debt and partly by accessing the international markets. The type of financing is determined based on a benchmark for the debt portfolio composition. The weight of internal debt (domestic currency) ranges between 68% and 75% in the benchmark portfolio; the weight of external debt (foreign currency) ranges between 25% and 32%. The average maturity of internal debt was 3.88 years by the end of 2008, 3.93 years by the end of 2009, 4.05 years by the end of 2010, 3.90 years by the end of 2011 and 3.46 years by the end of 2012.

The Government has also guaranteed certain Hungarian indebtedness. As of December 31, 2012, these guarantees totaled HUF2,771.5 billion. According to GFS methodology, guarantees are not included in the governmental debt and only affect the central governmental deficit if and when the Government is obligated to make a payment under the guarantee.

Government Obligations to the NBH

The following table shows the Government’s obligations to the NBH, including those due to net foreign currency losses, as of December 31 for the years indicated and as of September 30, 2013:

	For the year ended December 31,					As of September 30,
	2008	2009	2010	2011	2012	2013
	(HUF billions)
Short-term	360.0	279.0	249.5	168.5	142.2	142.2
Long-term	0.0	0.0	0.0	0.0	0.0	0.0
Total	360.0	279.0	249.5	168.5	142.2	142.2

Source: NBH

Gross External Debt

The following table sets forth the distribution and maturity of gross external debt of Hungary as of December 31, 2012:

Gross External Debt(1)

	December 31, 2012
	Amount of Debt	% Medium and Long
	(EUR millions)	(%)
Obligor
National Bank of Hungary(2)	2,247.4	48.5
Hungary(2)	51,434.2	91.6
Private sector(2) (3)	70,142.5	83.4
Total(2) (3)	124,124.2	86.1
Financial derivative liabilities	3,759.9	—
Entire economy (including financial derivative liabilities)	127,884.0	—

Source: NBH

Notes:

(1)               In this table, external debt refers to obligations owed to non-resident entities.

(2)               External debt as defined in External Debt Statistics: Guide for Compilers and Users (IMF 2003). Financial derivatives are not included.

(3)               Direct investment debt liabilities included.

Selected Annual BOP and IIP Figures and Debt Service Indicators of Hungary (BOP Basis)(1)

	2008	2009	2010	2011	2012(3)
	(%)
Debt Indicators
Gross debt indicators
Gross external debt (excl. FDI other loans)/GDP	93.9	113.9	111.0	102.8	97.0
Of which: general government and central bank	37.4	51.5	53.8	54.3	55.3
Gross external debt denominated in foreign currencies (excl. FDI other loans)/GDP	78.5	97.7	93.3	81.7	72.0
Of which: general government and central bank	26.9	39.6	40.8	38.2	34.4
Gross external debt (incl. FDI other loans)/GDP	116.9	150.1	143.2	132.8	127.2
Net debt indicators
Net external debt (excl. FDI other loans)/GDP	50.9	56.1	52.8	44.6	43.5
Of which: general government and central bank	13.5	16.1	17.1	15.2	19.3
Net external debt denominated in foreign currencies (excl. FDI other loans)/GDP	37.8	42.8	38.3	27.3	21.7
Of which: general government and central bank	3.4	5.1	5.2	(0.1)	(0.9)
Net external debt (incl. FDI other loans)/GDP	54.5	64.5	59.4	46.8	56.0
Debt Service Indicators
Total debt service denominated in foreign currencies (TDS) (excl. FDI other loans(2))/GDP	14.0	21.3	19.4	22.4	21.1
Total debt service denominated in foreign currencies (TDS) (excl. FDI other loans(2))/XGS	17.3	27.5	23.0	24.8	22.5
Gross interest expenditure (excl. FDI other loans) GDP	4.2	4.0	3.4	3.9	3.9
Net interest expenditures (excl. FDI other loans) GDP	2.7	2.5	2.1	2.5	2.7
Memorandum GDP(3) (euro millions)	105,644	91,335	96,609	99,876	97,618
Exports of goods and services (XGS) (euro millions)	85,915	70,667	81,511	90,281	91,521
Net external financing capacity/GDP	(6.4)	1.0	2.0	2.8	3.6
International reserves (RES) (euro million)	24,040	30,677	33,674	37,774	33,881

Source: NBH

Notes:

(1)               External debt as defined in External Debt Statistics: Guide for Compilers and Users; equity and financial derivative instruments are excluded.

(2)               (TDS) Medium-term credit amortization and gross interest expenditures.

(3)               GDP figures for 2012 are preliminary data of CSO.

Relations with Multilateral Financial Institutions

European Bank for Reconstruction and Development (“EBRD”)

Since 1991, the EBRD has been involved in a number of state and non-state projects, both in the form of equity participation and loans. The total participation (net business volume) of the EBRD between 1991 and the end of 2010 was close to EUR2.7 billion in more than 100 projects, more than 90% of which was in the private sector. According to the latest country strategy for Hungary, the bank prefers to finance infrastructure- and energy-related projects. In the meantime, due to the effects of the financial crisis, the EBRD confirmed its commitment to continue to support Hungary’s financial sector.

Council of Europe Development Bank (“CEB”)

Hungary joined the CEB in 1998. According to the CEB’s social mandate, the focus of the CEB’s projected activity in Hungary is mainly the co-financing of EU-supported investments in 2007 to 2013 and projects in the field of environmental protection, strengthening social integration and developing human capital. Since Hungary’s accession, the CEB has provided EUR1.94 billion (57.25% of which was allocated to the public sector). In 2011, CEB disbursed an amount of EUR204.26 million, of which EUR123.3 million was allocated to the public sector. In 2011, Hungary and the CEB signed one framework loan agreement for an amount of

EUR150 million. In 2012, the CEB disbursed an amount of EUR160.42 million of which EUR115.42 million was allocated to the public sector.

European Investment Bank (“EIB”)

Since 1990, the EIB has been financing different government and non-government projects in Hungary. In the past five years, the EIB financed projects by granting loans approximately totaling EUR8 billion.

The EIB finances primarily infrastructure, environmental protection, health care and education projects. In 2011, four new loan facility agreements were signed for an aggregate principal amount of up to EUR735 million. In 2012, five new loan facility agreements were signed for an aggregate principal amount of up to EUR1.1 billion.

International Finance Corporation (“IFC”)

In 2001, the IFC established the Hungary Energy Efficiency Co-financing Program (“HEECP”), whereby the IFC grants guarantees and provides technical assistance to projects aimed at increasing the efficiency of energy consumption in Hungary.

The IMF, the EU and the World Bank

In 2008, Hungary received a financial assistance package of up to USD25.1 billion in the aggregate from the IMF, the EU and the World Bank. The IMF agreed to provide a 17-month standby facility of USD15.7 billion (EUR12.5 billion), while the EU agreed to lend USD8.1 billion (EUR6.5 billion), and there was a possibility to draw down USD1.3 billion (EUR1 billion) from the World Bank to assist Hungary in addressing the consequences of the global financial crisis.

In July 2010, the Government suspended the negotiations with the IMF concerning the possible extension of the standby facility. The IMF continues to engage in regular consultations with Hungary to monitor and review economic developments. The last consultation was held in October 2010, with the IMF mission concluding that Hungary’s determination to adhere to fiscal targets is encouraging, but expressing some concern regarding temporary measures introduced and implemented by Hungary to reach its fiscal targets.

As of December 31, 2012, the following amounts have been drawn down under the facilities:

•                       IMF: SDR 6.373 billion by Hungary and SDR 1.265 billion by the NBH; and

•                       EU: EUR5.5 billion by Hungary.

No disbursements were made in 2010 under either facility. The IMF standby facility expired in October 2010 and the EU facility expired in November 2010.

On November 17, 2011 the Ministry for National Economy announced that Hungary would start negotiations for a new co-operation with IMF.

On February 22, 2012, the European Commission proposed to freeze transfers from the Cohesion Fund in the amount of EUR495 million for the year 2013 as a consequence of non-compliance concerning the Excessive Deficit Procedure against Hungary.

On May 30, 2012, the European Commission decided to lift the suspension of commitments from the Cohesion Fund for Hungary, after concluding that the country had taken the necessary action to correct its excessive deficit, in line with the Council Recommendation of March 13, 2012.

An IMF mission visited Budapest between July 17, 2012 and July 25, 2012 in order to start discussions on an IMF/EU-supported program following a request by the Hungarian authorities. There were no further talks between Hungary and the IMF in 2012.

On July 25, 2013, the Government requested to prepay all outstanding debt borrowed from the IMF by August 2013. As of August 3, 2013, the National Bank of Hungary has repaid all its outstanding debt borrowed from the IMF and as of August 12, 2013, Hungary has repaid all outstanding debt borrowed from the IMF.

TABLES AND SUPPLEMENTARY INFORMATION

External Funded Convertible Currency Debt of the NBH and Hungary

(As of December 31, 2012)

	Interest rate	Year		Original amount	Principal amount outstanding
Title	(%)	Issue	Maturity(1)	contracted	(credit)/debit
					USD
A. NATIONAL BANK OF HUNGARY
1. U.S. Dollar Debt
a. Bonds
USD Bond	8.875	1993	2013	—	200,000,000
Total					200,000,000

Note:

(1)              In certain cases, this column refers to the dates of scheduled installment payments. Any such payments made prior to December 31, 2012 are reflected as the difference between the amounts in the columns titled “Original amount contracted” and “Principal Amount Outstanding.”

	Interest rate	Year		Original amount	Principal amount outstanding
Title	(%)	Issue	Maturity	contracted	(credit)/debit
					USD
b. Swap Arrangements
USD/EUR	6.226404	1999	2013	—	(5,526,392.80)
USD/USD	4.500	2004	2013	—	109,415,000
USD/USD	Floating	2004	2013	—	(109,415,000)
USD/USD	4.750	2012	2015	—	(500,000,000)
USD/USD	Floating	2012	2015	—	500,000,000
USD/EUR	8.875	2012	2013	—	(200,000,000)
Total					(205,526,392.80)
Total U.S. Dollar Debt					(5,526,392.80)

	Interest rate	Year		Original amount	Principal amount outstanding
Title	(%)	Issue	Maturity	contracted	(credit)/debit
					EUR
2. Euro Debt
a. Swap Arrangements
EUR/USD	4.4325	1999	2013	—	5,291,132.44
EUR/EUR	Floating	1999	2013	—	191,410,443.10
EUR/EUR	7.0295	1999	2013	—	(191,410,443.10)
EUR/EUR	5.28	2008	2014	—	30,000,000
EUR/EUR	Floating	2008	2014	—	(30,000,000.00)
EUR/EUR	1.871	2010	2013	—	50,000,000
EUR/EUR	Floating	2010	2013	—	(50,000,000)
EUR/EUR	1.872	2010	2013	—	50,000,000
EUR/EUR	Floating	2010	2013	—	(50,000,000)
EUR/EUR	3.0197	2011	2013	—	50,000,000
EUR/EUR	Floating	2011	2013	—	(50,000,000)
EUR/EUR	3.0187	2011	2013	—	50,000,000
EUR/EUR	Floating	2011	2013	—	(50,000,000)
EUR/EUR	3.0877	2011	2013	—	50,000,000
EUR/EUR	Floating	2011	2013	—	(50,000,000)
EUR/USD	7.0295	2012	2013	—	191,410,443.20
EUR/EUR	4.664	2012	2015	—	377,188,000
EUR/EUR	Floating	2012	2015	—	(377,188,000)
EUR/EUR	5.368	2012	2015	—	30,452,000
EUR/EUR	Floating	2012	2015	—	(30,452,000)
Total				—	196,701,575.64
Total Euro Debt					EUR	196,701,575.64
U.S. dollar equivalent					USD	259,345,502.96

	Interest rate	Year		Original amount	Principal amount outstanding
Title	(%)	Issue	Maturity	contracted	(credit)/debit
					JPY
3. Japanese Yen Debt
a. Bonds
JPY Bond	6.000	1995	2015	—	10,000,000,000
Total					10,000,000,000
b. Swap Arrangements
JPY/JPY	Floating	2010	2015	—	10,000,000,000
JPY/JPY	6.012	2010	2015	—	(10,000,000,000)
Total					0
Total Japanese Yen Debt					JPY	10,000,000,000
U.S. dollar equivalent					USD	116,308,332.96

	Interest rate	Year		Original amount	Principal amount outstanding
Title	(%)	Issue	Maturity	contracted	(credit)/debit
4. SDR Debt
a. Loan
SDR Loan	Floating	2009	2014	—	SDR	948,375,000
Total					SDR	948,375,000
Total SDR Debt					SDR	948,375,000
U.S. dollar equivalent					USD	1,457,576,505
NATIONAL BANK OF HUNGARY
Total External Funded Convertible Currency Debt					USD	1,827,703,948.11

	Interest rate	Year		Original amount		Principal amount outstanding
	(%)	Issue	Maturity	contracted		(credit)/debit
B. HUNGARY
1. U.S. dollar Debt
a. EIB
Roads II	MT	1993	2013	ECU	72,000,000	USD	5,526,392.57
Total						USD	5,526,392.57
b. Bonds
USD Bond	4.750	2005	2015	USD	1,500,000,000	USD	1,500,000,000.00
USD Bond	6,250	2010	2020	USD	2,000,000,000	USD	2,000,000,000.00
USD Bond	2.750	1975	2027	USD	669,500	USD	2,900.00
USD Bond	6.375	2011	2021	USD	3,000,000,000	USD	3,000,000,000
USD Bond	7.625	2011	2041	USD	1,250,000,000	USD	1,250,000,000
Total						USD	7,750,002,900.00
c. Swap Arrangements

USD/EUR	6.23	2000	2013	USD	(77,369,499.20)	USD	(5,526,392.80)
USD/EUR	4.75	2005	2015	USD	(500,000,000)	USD	(500,000,000)
USD/EUR	Floating	2009	2013	USD	(283,598,342.78)	USD	(141,799,171.38)
USD/EUR	Floating	2009	2014	USD	(34,830,517.87)	USD	(30,476,703.14)
USD/EUR	Floating	2009	2014	USD	(453,873,616.43)	USD	(283,671,010.28)
USD/EUR	Floating	2009	2014	USD	(453,873,616.44)	USD	(283,671,010.29)
USD/EUR	4.75	2009	2015	USD	(500,000,000)	USD	(500,000,000)
USD/EUR	Floating	2010	2013	USD	(323,860,000)	USD	(161,930,000)
USD/EUR	Floating	2010	2013	USD	(323,859,342.11)	USD	(161,929,671.07)
USD/EUR	6.25	2010	2020	USD	(340,000,000)	USD	(340,000,000)
USD/EUR	6.25	2010	2020	USD	(340,000,000)	USD	(340,000,000)
USD/EUR	6.25	2010	2020	USD	(660,000,000)	USD	(660,000,000)
USD/EUR	6.25	2010	2020	USD	(660,000,000)	USD	(660,000,000)
USD/EUR	Floating	2011	2013	USD	(570,440,888.81)	USD	(285,220,444.41)
USD/EUR	Floating	2011	2013	USD	(570,440,888.82)	USD	(285,220,444.42)
USD/EUR	6.375	2011	2021	USD	(660,000,000)	USD	(660,000,000)
USD/EUR	6.375	2011	2021	USD	(660,000,000)	USD	(660,000,000)
USD/EUR	6.375	2011	2021	USD	(660,000,000)	USD	(660,000,000)
USD/EUR	6.375	2011	2021	USD	(340,000,000)	USD	(340,000,000)
USD/EUR	6.375	2011	2021	USD	(340,000,000)	USD	(340,000,000)
USD/EUR	6.375	2011	2021	USD	(340,000,000)	USD	(340,000,000)
USD/EUR	7.625	2011	2041	USD	(247,500,000)	USD	(247,500,000)
USD/EUR	7.625	2011	2041	USD	(127,500,000)	USD	(127,500,000)
USD/EUR	7.625	2011	2041	USD	(247,500,000)	USD	(247,500,000)
USD/EUR	7.625	2011	2041	USD	(127,500,000)	USD	(127,500,000)
USD/EUR	7.625	2011	2041	USD	(165,000,000)	USD	(165,000,000)
USD/EUR	7.625	2011	2041	USD	(165,000,000)	USD	(165,000,000)
USD/EUR	7.625	2011	2041	USD	(85,000,000)	USD	(85,000,000)
USD/EUR	7.625	2011	2041	USD	(85,000,000)	USD	(85,000,000)
USD/EUR	Floating	2012	2014	USD	(453,873,616.44)	USD	(283,671,010.26)
USD/EUR	4.75	2011	2015	USD	(500,000,000)	USD	(500,000,000)
Total						USD	(9,673,115,858.05)
Total U.S. Dollar Debt						USD	(1,917,586,565.48)

	Interest rate	Year		Original amount		Principal amount outstanding
	(%)	Issue	Maturity	contracted		(credit)/debit
2. Euro Debt
a. EIB
Bp Wastewater	Floating	2006	2017	EUR	94,000,000	EUR	94,000,000
Environment	4.67	2002	2013	EUR	43,000,000	EUR	7,166,666.65
Environment II	Floating	2003-7	2013-17	EUR	80,000,000	EUR	80,000,000
Environment III	4.49	2004	2014	EUR	45,900,000	EUR	45,900,000
Environment IV	Floating	2008	2018	EUR	11,500,000	EUR	11,500,000
Railways I-A	MT	1999	2017	EUR	60,000,000	EUR	18,620,689.80
Railways II-B	Floating	2002	2013	EUR	90,000,000	EUR	18,000,000
Railways III	Floating	2004	2014	EUR	40,000,000	EUR	40,000,000
Railways IV	Floating	2004-9	2014	EUR	170,000,000	EUR	36,750,000
Railways V	Floating	2005	2015	EUR	27,000,000	EUR	27,000,000
Roads III	Floating	2003-4	2014	EUR	75,000,000	EUR	75,000,000
Roads IV	Floating	2003	2014	EUR	190,000,000	EUR	119,000,000
M0 Motorway	Floating	2005	2015	EUR	50,000,000	EUR	50,000,000
M3 Motorway	Floating	2007	2017	EUR	320,000,000	EUR	1,966,523.26
M4 Underground	Floating	2005-6	2016	EUR	691,000,000	EUR	472,000,000
Structural funds	Floating	2004-8	2014-18	EUR	445,000,000	EUR	445,000,000
Education A	Floating	2008	2018	EUR	150,000,000	EUR	100,000,000
Health Sector Development	Floating	2008-11	2019-27	EUR	45,000,000	EUR	45,000,000
Health Sector Development B	3.426	2012	2028	EUR	55,000,000	EUR	55,000,000
Hungary Innovation Support	Floating	2008	2016	EUR	275,000,000	EUR	175,423,025.86
Debrecen University	Floating	2008	2017	EUR	50,000,000	EUR	50,000,000
Pecs - 2010	Floating	2008	2019	EUR	11,000,000	EUR	11,000,000
Cohesion Fund - A	Floating	2010	2015	EUR	100,000,000	EUR	2,587,281.80
Bp Universities	Floating	2011	2021	EUR	85,000,000	EUR	85,000,000
Forests	3.804	2011	2027	EUR	200,000,000	EUR	70,000,000
Economic Competitiveness	MT	2011-2012	2027-2028	EUR	440,000,000	EUR	113,000,000
Cohesion Fund - II	MT	2011-2012	2027-2028	EUR	300,000,000	EUR	300,000,000
Education B	3.924	2011	2027	EUR	150,000,000	EUR	50,000,000
Rural Development	MT	2011-2012	2021-2022	EUR	300,000,000	EUR	150,000,000
Red Sludge	3.562	2012	2027	EUR	63,000,000	EUR	30,000,000
Regional Operation Program	3.451	2012	2028	EUR	300,000,000	EUR	164,885,493.76
Total						EUR	2,943,799,681.13
b. Bonds
EUR Bond	4.500	2003	2013	EUR	1,000,000,000	EUR	980,970,000
EUR Bond	4.500	2004	2014	EUR	1,000,000,000	EUR	969,530,000
EUR Bond	3.875	2005	2020	EUR	1,000,000,000	EUR	990,000,000
EUR Bond	3.5	2006	2016	EUR	1,000,000,000	EUR	963,000,000
EUR Bond	4.375	2007	2017	EUR	1,000,000,000	EUR	995,000,000
EUR Bond	5.75	2008	2018	EUR	1,500,000,000	EUR	1,491,000,000
EUR Bond	6.75	2009	2014	EUR	1,000,000,000	EUR	996,809,000
EUR Bond	6	2011	2019	EUR	1,000,000,000	EUR	977,000,000
Total						EUR	8,363,967,000

	Interest rate	Year		Original amount		Principal amount outstanding
	(%)	Issue	Maturity	contracted		(credit)/debit
c. Other loans raised
Council of Europe Development	Various	2002-12	2012-21	EUR	1,074,412,698	EUR	603,162,336
EBRD	Floating	2003	2014	EUR	4,739,006	EUR	660,923.66
KfW DEM loan	6.0583	2001	2015	DEM	120,000,000	EUR	14,158,796.94
European Community	Various	2008-09	2011-14	EUR	5,500,000,000	EUR	3,500,000,000
Total						EUR	4,117,982,056.6
d. Other loans assumed
EIB/Railways II-A	Various	2002	2015	EUR	40,000,000	EUR	11,445,974.52
EIB/M3 Toll Motorway	MT	2002	2015	EUR	49,599,224	EUR	7,000,000
EIB/Bp Health	Floating	2011	2034	EUR	28,027,432	EUR	28,027,432
Bank loans	Floating	2002-11	2013-30	EUR	243,498,603.52	EUR	212,185,505.33
Total						EUR	258,658,911.85

	Interest rate	Year		Original amount		Principal amount outstanding
	(%)	Issue	Maturity	contracted		(credit)/debit
e. Swap Arrangements

EUR/USD	4.4325	2000	2013	EUR	74,075,852.86	EUR	5,291,132.44
EUR/USD	3.8075	2005	2015	EUR	383,612,000	EUR	383,612,000
EUR/USD	Floating	2009	2015	EUR	383,612,000	EUR	383,612,000
EUR/USD	Floating	2009	2013	EUR	202,093,880.70	EUR	101,046,940.34
EUR/USD	Floating	2009	2014	EUR	23,383,000	EUR	20,460,125
EUR/USD	3.922	2009	2014	EUR	301,047,000	EUR	188,154,375
EUR/USD	3.915	2009	2014	EUR	301,047,000	EUR	188,154,375
EUR/USD	1.385	2010	2013	EUR	264,074,000	EUR	132,037,000
EUR/USD	1.3855	2010	2013	EUR	242,937,000	EUR	121,468,500
EUR/USD	5.6575	2010	2020	EUR	469,317,000	EUR	469,317,000
EUR/USD	5.695	2010	2020	EUR	469,317,000	EUR	469,317,000
EUR/USD	Floating	2010	2020	EUR	241,460,000	EUR	241,460,000
EUR/USD	Floating	2010	2020	EUR	241,460,000	EUR	241,460,000
EUR/USD	2.0048	2011	2013	EUR	393,860,000	EUR	196,930,000
EUR/USD	2.0048	2011	2013	EUR	393,860,000	EUR	196,930,000
EUR/USD	Floating	2011	2021	EUR	239,930,000	EUR	239,930,000
EUR/USD	6.2275	2011	2021	EUR	466,400,000	EUR	466,400,000
EUR/USD	6.2865	2011	2021	EUR	465,310,000	EUR	465,310,000
EUR/USD	6.2825	2011	2021	EUR	465,310,000	EUR	465,310,000
EUR/USD	Floating	2011	2021	EUR	240,200,000	EUR	240,200,000
EUR/USD	Floating	2011	2021	EUR	240,200,000	EUR	240,200,000
EUR/USD	7.158	2011	2041	EUR	174,480,000	EUR	174,480,000
EUR/USD	7.158	2011	2041	EUR	174,480,000	EUR	174,480,000
EUR/USD	Floating	2011	2041	EUR	89,910,000	EUR	89,910,000
EUR/USD	Floating	2011	2041	EUR	89,910,000	EUR	89,910,000
EUR/USD	7.2575	2011	2041	EUR	115,460,000	EUR	115,460,000
EUR/USD	7.2575	2011	2041	EUR	115,460,000	EUR	115,460,000
EUR/USD	Floating	2011	2041	EUR	59,480,000	EUR	59,480,000
EUR/USD	Floating	2011	2041	EUR	59,480,000	EUR	59,480,000
EUR/USD	2.139	2012	2014	EUR	338,993,000	EUR	211,870,625
EUR/USD	4.664	2012	2015	EUR	377,188,000	EUR	377,188,000
EUR/GBP	4.495	2004	2014	EUR	753,200,000	EUR	753,200,000
EUR/GBP	3.82	2005	2017	EUR	486,948,000	EUR	486,948,000
EUR/GBP	Floating	2005	2017	EUR	250,852,000	EUR	250,852,000
EUR/GBP	4.14	2006	2016	EUR	478,599,000	EUR	478,599,000

	Interest rate	Year		Original amount		Principal amount outstanding
	(%)	Issue	Maturity	contracted		(credit)/debit
EUR/GBP	Floating	2006	2016	EUR	246,551,000	EUR	246,551,000
EUR/GBP	Floating	2009	2013	EUR	54,548,325.02	EUR	27,274,162.5
EUR/GBP	Floating	2009	2014	EUR	6,073,000	EUR	5,313,875
EUR/GBP	3.970	2009	2014	EUR	206,472,000	EUR	129,045,000
EUR/GBP	1.3625	2010	2013	EUR	64,333,000	EUR	32,166,500
EUR/GBP	1.19	2010	2013	EUR	63,266,000	EUR	31,633,000
EUR/GBP	1.789	2011	2013	EUR	212,440,000	EUR	106,220,000
EUR/JPY	3.821	2006	2013	EUR	355,745,000	EUR	355,745,000
EUR/JPY	4.9855	2007	2017	EUR	151,112,000	EUR	151,112,000
EUR/JPY	Floating	2009	2013	EUR	52,144,648.29	EUR	26,072,324.13
EUR/JPY	Floating	2009	2014	EUR	5,879,000	EUR	5,144,125
EUR/JPY	4.080	2009	2014	EUR	279,518,000	EUR	174,698,750
EUR/JPY	1.7775	2010	2013	EUR	70,043,000	EUR	35,021,500
EUR/JPY	2.32	2011	2013	EUR	176,720,000	EUR	88,360,000
EUR/JPY	1.03	2012	2013	EUR	73,905,142.86	EUR	36,952,571.42
EUR/EUR	5.28	2002	2014	EUR	30,000,000	EUR	30,000,000
EUR/EUR	Floating	2002	2014	EUR	(30,000,000)	EUR	(30,000,000)
EUR/EUR	5.368	2002	2015	EUR	30,452,000	EUR	30,452,000
EUR/EUR	Floating	2002	2015	EUR	(30,452,000)	EUR	(30,452,000)
EUR/EUR	4.500	2004	2014	EUR	(300,000,000)	EUR	(300,000,000)
EUR/EUR	Floating	2004	2014	EUR	300,000,000	EUR	300,000,000
EUR/EUR	4.500	2004	2014	EUR	(700,000,000)	EUR	(700,000,000)
EUR/EUR	Floating	2004	2014	EUR	700,000,000	EUR	700,000,000
EUR/EUR	4.495	2004	2014	EUR	(300,000,000)	EUR	(300,000,000)
EUR/EUR	Floating	2004	2014	EUR	300,000,000	EUR	300,000,000
EUR/EUR	3.875	2005	2020	EUR	(200,000,000)	EUR	(200,000,000)
EUR/EUR	Floating	2005	2020	EUR	200,000,000	EUR	200,000,000
EUR/EUR	3.3959	2006	2014	EUR	250,000,000	EUR	250,000,000
EUR/EUR	Floating	2006	2014	EUR	(250,000,000)	EUR	(250,000,000)
EUR/EUR	4.9899	2006	2014	EUR	350,000,000	EUR	350,000,000
EUR/EUR	Floating	2006	2014	EUR	(350,000,000)	EUR	(350,000,000)
EUR/EUR	3.5	2006	2016	EUR	340,000,000	EUR	340,000,000
EUR/EUR	Floating	2006	2016	EUR	(340,000,000)	EUR	(340,000,000)
EUR/EUR	4.375	2007	2017	EUR	340,000,000	EUR	340,000,000
EUR/EUR	Floating	2007	2017	EUR	(340,000,000)	EUR	(340,000,000)
EUR/EUR	5.374	2007	2014	EUR	170,000,000	EUR	170,000,000
EUR/EUR	Floating	2007	2014	EUR	(170,000,000)	EUR	(170,000,000)
EUR/EUR	5.75	2008	2018	EUR	500,000,000	EUR	500,000,000
EUR/EUR	Floating	2008	2018	EUR	(500,000,000)	EUR	(500,000,000)
EUR/EUR	3.625	2009	2016	EUR	510,000,000	EUR	510,000,000
EUR/EUR	Floating	2009	2016	EUR	(510,000,000)	EUR	(510,000,000)
EUR/EUR	3.250	2009	2014	EUR	680,000,000	EUR	680,000,000
EUR/EUR	Floating	2009	2014	EUR	(680,000,000)	EUR	(680,000,000)
EUR/EUR	6.00	2011	2019	EUR	340,000,000	EUR	340,000,000
EUR/EUR	Floating	2011	2019	EUR	(340,000,000)	EUR	(340,000,000)
EUR/CHF	Floating	2008	2013	EUR	47,393,000	EUR	47,393,000
EUR/CHF	Floating	2008	2016	EUR	63,191,000	EUR	63,191,000
EUR/CHF	3.875	2012	2013	EUR	62,222,000	EUR	62,222,000
EUR/CHF	5.023	2012	2016	EUR	82,960,000	EUR	82,960,000
Total						EUR	10,600,993,880.83
Total Euro Debt						EUR	26,285,401,530.41
U.S. dollar equivalent						USD	34,656,563,670.81

	Interest rate	Year		Original amount		Principal amount outstanding
	(%)	Issue	Maturity	contracted		(credit)/debit
3. Pound Sterling Debt
a. Bonds
GBP Bond	5.500	2004	2014	GBP	500,000,000	GBP	499,973,000
GBP Bond	5.000	2005	2017	GBP	500,000,000	GBP	500,000,000
GBP Bond	5.000	2006	2016	GBP	500,000,000	GBP	500,000,000
Total						GBP	1,499,973,000
b. Swap Arrangements
GBP/EUR	5.50	2004	2014	GBP	(500,000,000)	GBP	(500,000,000)
GBP/EUR	5.00	2005	2017	GBP	(170,000,000)	GBP	(170,000,000)
GBP/EUR	5.00	2006	2016	GBP	(330,000,000)	GBP	(330,000,000)
GBP/EUR	5.00	2006	2016	GBP	(170,000,000)	GBP	(170,000,000)
GBP/EUR	5.00	2006	2016	GBP	(330,000,000)	GBP	(330,000,000)
GBP/EUR	Floating	2009	2013	GBP	(47,137,389.58)	GBP	(23,568,694.78)
GBP/EUR	Floating	2009	2014	GBP	(5,437,522.86)	GBP	(4,757,832.50)
GBP/EUR	Floating	2009	2014	GBP	(186,402,554.96)	GBP	(116,501,596.85)
GBP/EUR	Floating	2010	2013	GBP	(53,800,000)	GBP	(26,900,000)
GBP/EUR	Floating	2010	2013	GBP	(53,801,530.28)	GBP	(26,900,765.12)
GBP/EUR	Floating	2011	2013	GBP	(192,049,924.78)	GBP	(96,024,962.38)
Total						GBP	(1,794,653,851.63)
Total Pound Sterling Debt						GBP	(294,680,851.63)
U.S. dollar equivalent						USD	(474,026,288.24)

	Interest rate	Year		Original amount		Principal amount outstanding
	(%)	Issue	Maturity	contracted		(credit)/debit
4. Japanese Yen Debt
a. Bonds
JPY Bond	1.67	2006	2013	JPY	50,000,000,000	JPY	50,000,000,000
JPY Bond	2.11	2007	2017	JPY	25,000,000,000	JPY	25,000,000,000
Total						JPY	75,000,000,000
b. Swap Arrangements

JPY/EUR	1.67	2006	2013	JPY	(50,000,000,000)	JPY	(50,000,000,000)
JPY/EUR	2.11	2007	2017	JPY	(25,000,000,000)	JPY	(25,000,000,000)
JPY/EUR	Floating	2009	2013	JPY	(6,971,218,030)	JPY	(3,485,609,014)
JPY/EUR	Floating	2009	2014	JPY	(789,781,661)	JPY	(691,058,953)
JPY/EUR	Floating	2009	2014	JPY	(36,876,909,302)	JPY	(23,048,068,313)
JPY/EUR	Floating	2010	2013	JPY	(7,958,970,000)	JPY	(3,979,485,000)
JPY/EUR	Floating	2011	2013	JPY	(20,578,079,439)	JPY	(10,289,039,719)
JPY/EUR	Floating	2012	2013	JPY	(7,958,961,390)	JPY	(3,979,480,694)
Total						JPY	(120,472,741,693)
Total Japanese Yen Debt						JPY	(45,472,741,693)
U.S. dollar equivalent						USD	(528,885,878.13)

	Interest rate	Year		Original amount		Principal amount outstanding
	(%)	Issue	Maturity	contracted		(credit)/debit
5. Swiss Franc Debt
a. Loans
Assumed loans	Various	2011	2028	CHF	150,000,000	CHF	182,417,859.73
Total						CHF	182,417,859.73
b. Bonds
CHF/EUR	3.5	2008	2013	CHF	150,000,000	CHF	150,000,000
CHF/EUR	4	2008	2016	CHF	200,000,000	CHF	200,000,000
Total						CHF	350,000,000
c. Swap Arrangements
CHF/EUR	3.5	2008	2013	CHF	(75,000,000)	CHF	(75,000,000)
CHF/EUR	4	2008	2016	CHF	(100,000,000)	CHF	(100,000,000)
CHF/EUR	3.5	2012	2013	CHF	(75,000,000)	CHF	(75,000,000)
CHF/EUR	4	2012	2016	CHF	(100,000,000)	CHF	(100,000,000)
Total						CHF	(350,000,000)
Total Swiss Franc Debt						CHF	182,417,859.73
U.S. dollar equivalent						USD	199,038,832.51

	Interest rate	Year		Original amount		Principal amount outstanding
	(%)	Issue	Maturity	contracted		(credit)/debit
6. Special Drawing Right Debt
IMF	Floating	2008-09	2014	SDR	6,372,500,000	SDR	3,468,437,500
Total Special Drawing Right Debt						SDR	3,468,437,500
U.S. dollar equivalent						USD	5,330,710,962.5
HUNGARY

Total External Funded Convertible Currency Debt						USD	37,265,814,733.98

TOTAL EXTERNAL CONVERTIBLE CURRENCY FUNDED DEBT OF THE BANK AND OF HUNGARY						USD	39,093,518,682.09

Internal Debt of Hungary

(As at December 31, 2012)

	Interest rate	Year		Original amount		Principal amount outstanding
	(%)	Issue	Maturity	contracted		(credit)/debit
						(millions)
1. Loans
a. from EIB	Fixed, Floating	2007-2012	2025	EUR	2,570	HUF	480,992.20
b assumed loans	Floating	2011	2016	HUF	50,000.0	HUF	26,000
c. from CEB	Fixed, Floating	2009	2019	EUR	433	HUF	59,833.20
Total Loans						HUF	566,825.50
						USD	2,565.63
2. Hungarian Treasury Bonds for the purpose of:
a. 1998-12 Central Budget	Fixed, Floating	1998-12	2012-28	HUF		HUF	8,440,430.20
b Housing Loans	Floating	1992	2016	HUF	83,200.0	HUF	13,360
c. Loan Consolidation Program and Bank Consolidation Program	Floating	1993-96	2013-16	HUF	395,000.0	HUF	259,783.00
d. Securitization of non-interest bearing debt outstanding to the Bank	Floating	1994-96	2026	HUF	417,110.0	HUF	125,317.80
Total Hungarian Treasury Bonds						HUF	8,838,891.00
						USD	40,007.65
3. Hungarian Treasury Bills:
a. Fixed interest rate	6.5-8.0	2011-12	2013-14			HUF	730,232.90
b Discount	—	2012	2013			HUF	1,906,470.00
Total Hungarian Treasury Bills						HUF	2,636,702.90
						USD	11,934.56
HUNGARY’S TOTAL INTERNAL DEBT						HUF	12,042,419.30
U.S. dollar equivalent(1)						USD	54,507.84

Source: GDMA Pte Ltd.

Note:

(1)              All totals calculated on the basis of exchange rates as on December 28, 2012. The exchange rate was 220.93 HUF/USD on December 28, 2012.

Guarantees Provided by Hungary

(As at December 31, 2012)

Title	Principal Amount Outstanding
	(millions)
Republic Guaranteed Debt in Foreign Currency (expressed in USD equivalents)(1)
Loans raised from international financial institutions	USD	543.17
Guarantees for various purposes	USD	229.22
Guarantees based on law	USD	5,180.50
Total Guarantees in Foreign Currency	USD	5,952.89
Republic Guaranteed Debt in HUF
Guarantees for various purposes	HUF	93,756.00
Guarantees based on law	HUF	1,362,612.59
Total Guarantees in HUF	HUF	1,456,368.59
USD Equivalent(1)	USD	6,591.99
Total Republic Foreign Currency and HUF Guarantees	USD	12,544.88

Source: GDMA Pte Ltd.

Note: This data is not audited.

(1)              Calculated on the basis of exchange rate as of December 28, 2012.